                                                FILED PURSUANT TO RULE 424(b)(3)
                                                   REGISTRATION NUMBER 333-92733

  Proxy Statement of                                         Prospectus of
Lanier Bankshares, Inc.                                Century South Banks, Inc.

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The Boards of Directors of Lanier Bankshares, Inc. and Century South Banks, Inc. have approved a merger in which Lanier will be acquired by CSBI. CSBI is a $1.2 billion bank holding company that provides a wide range of commercial and retail banking services in Georgia, Tennessee, and Alabama. We are sending you this proxy statement/prospectus to ask you to vote in favor of the merger.

     If we complete the merger, each share of your Lanier common stock (excluding shares held by Lanier shareholders who perfect their dissenters' rights) will be converted into the right to receive a number of shares of CSBI common stock based on a predetermined formula. The number of shares of CSBI common stock you receive for each share of your Lanier common stock is referred to as the exchange ratio. The precise exchange ratio will depend upon the average closing price of CSBI common stock on the Nasdaq Stock Market over a 20-day trading period ending five days prior to the effective time of the merger. If the average closing price of CSBI common stock is less than or equal to $21.50, the exchange ratio will be 1.44186. If the average closing price of CSBI common stock is greater than or equal to $26.50, the exchange ratio will be
1.16981. If the average closing price of CSBI common stock is greater than $21.50, but less than $26.50, the exchange ratio will be between 1.44186 and
1.16981. In addition, the number of shares of CSBI common stock received in the merger will be reduced if some of Lanier's merger-related expenses exceed $100,000.

     The merger will turn your shares of Lanier common stock into shares of a publicly-traded, larger and more diversified financial services company. CSBI common stock trades on the Nasdaq National Market under the symbol "CSBI." On December 20, 1999, the closing price of CSBI common stock was $21.25.

     The merger cannot be completed without the approval of Lanier shareholders. Lanier has scheduled a special meeting of its shareholders to vote on the merger agreement. Lanier shareholders will also be asked to consider and vote upon a proposal to adjourn the special meeting if more time is needed to solicit proxies.

     Your vote is very important. Whether or not you plan to attend the special shareholder meeting, please take the time to vote by completing and mailing the enclosed proxy card. If you sign, date and mail your proxy card without indicating how you want to vote, Lanier will vote your proxy in favor of the merger agreement. If you do not return your card, the effect will be the same as a vote against the merger agreement.

     Each member of Lanier's board of directors supports the acquisition of Lanier by CSBI and Lanier's board of directors unanimously recommends that you vote in favor of the merger agreement.

     This proxy statement/prospectus provides detailed information about the merger. You should read it carefully. The merger involves risks. See "Risk Factors" on page 10 of this proxy statement/prospectus.

     The date, time and place of the special meeting are:

                          February 2, 2000, 5:00 p.m.
                             Lanier National Bank
                             854 Washington Street
                          Gainesville, Georgia  30501

     On behalf of your board of directors, we thank you for your support and urge you to vote FOR approval of the merger.


     /s/ C. Edmondson Daniel              /s/ Joseph D. Chipman, Jr.
     -----------------------------        -------------------------------------
     C. Edmondson Daniel                  Joseph D. Chipman, Jr.
     Chairman of the Board                President and Chief Executive Officer

     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

     These securities are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of any of the parties, and they are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency.

          This proxy statement/prospectus is dated December 29, 1999 and was first mailed to shareholders on or about December 29, 1999.

                     REFERENCES TO ADDITIONAL INFORMATION

     This proxy statement/prospectus incorporates important business and financial information about CSBI and Lanier from documents that are not included in or delivered with this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus, excluding any exhibits to those documents (unless the exhibit is specifically incorporated by reference into the document referenced in this proxy statement/prospectus), by requesting them in writing or by telephone from:

        Century South Banks, Inc.              Lanier Bankshares, Inc.
        60 Main Street West                    854 Washington Street
        Dahlonega, Georgia 30533               Gainesville, Georgia  30501
        Attention:  Secretary                  Attention:  Secretary
        Telephone: (706) 864-1111              Telephone: (770) 536-2265

     You will not be charged for any of the documents that you request (other than certain exhibits to those documents). If you would like to request documents from us, please do so by January 26, 2000 in order to receive them before Lanier's special shareholder meeting.

     See "Where You Can Find More Information" on page 47.

                            LANIER BANKSHARES, INC.
                             854 Washington Street
                          Gainesville, Georgia  30501

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

December 29, 1999

To the Shareholders of Lanier Bankshares, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Lanier Bankshares, Inc. will be held at the main office of Lanier National Bank located at 854 Washington Street, Gainesville, Georgia, at 5:00 p.m., local time, on February 2, 2000, for the following purposes:


     1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 20, 1999, and amended as of December 20, 1999, by and between Lanier and Century South Banks, Inc., providing for the merger of Lanier with and into CSBI. A copy of the merger agreement is attached as Appendix A to this proxy statement/prospectus.

     2. To adjourn the special meeting, if necessary, to permit further solicitation of proxies in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement.

     3. To transact any other business as may properly come before the special meeting or any adjournments or postponements of the meeting.

     Only holders of record of Lanier common stock at the close of business on December 22, 1999 are entitled to receive notice of, and to vote, at the special meeting or any adjournments or postponements of the meeting. Approval of the merger agreement requires the affirmative vote of at least a majority of all of the votes entitled to be cast at the special meeting.

     LANIER'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT LANIER SHAREHOLDERS VOTE FOR APPROVAL OF THE MERGER AGREEMENT.

     Notice of Right to Dissent. If Proposal 1 above is approved and the merger is consummated, each shareholder of Lanier will have the right to dissent from approval of the merger and will be entitled to the rights and remedies of dissenting shareholders provided in the Georgia Business Corporation Code. The right of any such shareholder to any dissenters' rights is contingent upon consummation of the merger and upon strict compliance with the requirements of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code. The full text of these sections is attached as Appendix B to this proxy statement/prospectus. For a summary of these requirements, see "THE MERGER-- Dissenters' and Appraisal Rights" in this proxy statement/prospectus.

     Each shareholder, whether or not he or she plans to attend the special meeting, is requested to sign, date and return the enclosed proxy without delay in the enclosed postage-paid envelope. Any proxy given by the shareholder may be revoked by filing with Lanier's Secretary a written revocation or a duly executed proxy bearing a later date. Any shareholder present at the special meeting may revoke his or her proxy and vote personally on each matter brought before the special meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder to vote personally at the special meeting.

                                       BY ORDER OF THE BOARD OF DIRECTORS,

                                       /s/ Susan R. Bell
                                       ----------------------------------
                                       Susan R. Bell, Corporate Secretary


--------------------------------------------------------------------------------
   IMPORTANT: The prompt return of proxies will save Lanier the expense of further requests for proxies in order to insure a quorum at the special meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            Page

SUMMARY....................................................................   1
 The Companies.............................................................   1
 The Merger................................................................   1
 What Lanier Shareholders Will Receive.....................................   1
 Lanier's Reasons for the Merger...........................................   1
 Lanier's Special Meeting of Shareholders..................................   1
 Lanier's Board of Directors' Recommendation
  to Lanier Shareholders...................................................   2
 Record Date; Voting Power.................................................   2
 Vote Required.............................................................   2
 Interests of Persons Involved in the Merger
  that are Different from Yours............................................   2
 Conditions to the Merger..................................................   2
 Termination of the Merger Agreement.......................................   2
 Regulatory Matters........................................................   3
 Accounting Treatment......................................................   3
 Important Federal Tax Consequences........................................   3
 Dissenters' and Appraisal Rights..........................................   3
 Recent Developments.......................................................   3
 Market Prices of CSBI and Lanier Common Stock; Dividend Payments..........   4
 CSBI and Lanier Selected Comparative Per Share Data.......................   5
 CSBI Selected Financial Data..............................................   7
 Lanier Selected Financial Data............................................   8
 CSBI and Lanier Pro Forma Selected Financial Data.........................   9
RISK FACTORS...............................................................  10
A WARNING ABOUT FORWARD-LOOKING STATEMENTS.................................  12
THE SPECIAL MEETING........................................................  13
 General...................................................................  13
 Meeting Date, Time and Place and Record Date..............................  13
 Matters to be Considered..................................................  13
 Vote Required.............................................................  13
 Voting of Proxies.........................................................  13
 Revocability of Proxies...................................................  14
 Solicitation of Proxies...................................................  14
 Recommendation of Lanier's Board of Directors.............................  14
 Information About Lanier's Auditors.......................................  15
THE MERGER.................................................................  16
 General...................................................................  16
 Background of the Merger..................................................  16
 Lanier's Reasons for the Merger...........................................  17
 CSBI's Reasons for the Merger.............................................  18
 Opinion of TSJ&A..........................................................  18
 Merger Consideration......................................................  19
 Effective Time of the Merger..............................................  20
 Exchange of Certificates..................................................  20
 Important Federal Income Tax Consequences.................................  21
 Management and Operations After the Merger................................  22
 Interests of Lanier's Employees and Directors in the Merger...............  22
 Conditions to Consummation................................................  23
 Regulatory Matters........................................................  24
 Amendment, Waiver and Termination.........................................  26
 Conduct of Business Pending the Merger....................................  26
 Expenses and Fees.........................................................  28
 Accounting Treatment......................................................  28

 Resales of CSBI Common Stock..............................................  28
 Dissenters' and Appraisal Rights..........................................  29
PRO FORMA COMBINED FINANCIAL DATA..........................................  31
INFORMATION ABOUT CSBI.....................................................  38
 General...................................................................  38
 Recent Developments.......................................................  38
 Subsidiaries..............................................................  38
 Acquisitions..............................................................  39
 Additional Information....................................................  39
INFORMATION ABOUT LANIER...................................................  40
 General...................................................................  40
 Subsidiaries..............................................................  40
 Additional Information....................................................  40
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.............  41
COMPARATIVE RIGHTS OF LANIER SHAREHOLDERS AND CSBI SHAREHOLDERS............  42
 Authorized Capital Stock..................................................  42
 Amendments to Articles of Incorporation and Bylaws........................  42
 Board of Directors and Absence of Cumulative Voting.......................  43
 Removal of Directors......................................................  43
 Indemnification of Directors and Officers.................................  44
 Special Meetings of Shareholders..........................................  44
 Mergers, Share Exchanges and Sales of Assets..............................  45
 Shareholders Rights to Examine Books and Records..........................  46
 Dividends.................................................................  46
EXPERTS....................................................................  47
LEGAL MATTERS..............................................................  47
SHAREHOLDER PROPOSALS AND OTHER MATTERS....................................  47
WHERE YOU CAN FIND MORE INFORMATION........................................  47

Appendix A -- Agreement and Plan of Merger, dated as of October 20, 1999, and amended as of December 20, 1999, by and between Lanier Bankshares, Inc. and Century South Banks, Inc.


Appendix B -- Dissenter and Appraisal Rights, Georgia Business Corporation Code, Sections 14-2-1301 et seq.


Appendix C -- Opinion of T. Stephen Johnson & Associates, Inc.

                                    SUMMARY

     This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully, and for more complete descriptions of the legal terms of the merger, you should read carefully this entire document and the documents we have referred you to. (The terms "we," "our," and "us" refer to both CSBI and Lanier together.)

The Companies (Pages 38 and 40)

Century South Banks, Inc.
60 Main Street West
Dahlonega, Georgia  30533
(706) 864-1111

     CSBI is a $1.2 billion bank holding company. Through its banking subsidiaries, CSBI provides a wide range of commercial and retail banking services in Georgia, Tennessee and Alabama.

Lanier Bankshares, Inc.
854 Washington Street
Gainesville, Georgia  30501
(770) 536-2265

     Lanier is a $120 million bank holding company. Through its banking subsidiary, Lanier provides full service commercial banking, without trust powers, to its primary market of Hall County, Georgia.

The Merger (Page 16)

     The acquisition of Lanier by CSBI is governed by a merger agreement. The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Lanier will merge with and into CSBI, with CSBI remaining in existence as the surviving corporation in the merger. Lanier National Bank, a wholly-owned subsidiary of Lanier, will become a wholly-owned subsidiary of CSBI following the merger. After the merger, we expect Lanier National Bank will merge with and into Georgia First Bank, N.A., CSBI's Gainesville, Georgia, national bank subsidiary. In the event the banks merge, we anticipate that Georgia First will be the surviving bank and will assume Lanier National Bank's locations. We encourage you to read the merger agreement, which is attached as Appendix A.

What Lanier Shareholders Will Receive  (Page 19)

     If we complete the merger, each share of your Lanier common stock will be converted into the right to receive a number of shares of CSBI common stock which will be determined by a formula. This number of shares is the exchange ratio. The precise exchange ratio will depend upon the average closing price of CSBI common stock on the Nasdaq National Market over a 20-day trading period ending five days prior to the effective time of the merger. If the average closing price of CSBI common stock is less than or equal to $21.50, the exchange ratio will be 1.44186. If the average closing price of CSBI common stock is greater than or equal to $26.50, the exchange ratio will be 1.16981. If the average closing price is greater than $21.50, but less than $26.50, the exchange ratio will be between 1.44186 and 1.16981. In addition, the number of shares of CSBI common stock you will receive in the merger will be reduced if some of Lanier's merger-related expenses exceed $100,000.

     You should not send in your Lanier stock certificates until requested to do so after the merger is completed.

Lanier's Reasons for the Merger (Page 17)

     Lanier's board of directors believes that the merger will create value for Lanier shareholders. It also believes that CSBI is offering a fair price to Lanier shareholders for their shares of Lanier common stock. The merger will turn your Lanier shares into shares of a larger and more diversified financial services company. Lanier's board of directors believes that the merger will enable Lanier to serve its customers better than its competitors by offering more diverse products and services.

Lanier's Special Meeting of Shareholders (Page 13)

     Lanier's special meeting of shareholders to vote on the merger will be held at 854 Washington Street, Gainesville, Georgia, at 5:00 p.m., on February 2, 2000.

Lanier's Board of Directors' Recommendation to Lanier Shareholders (Page 14)

     Lanier's board of directors believes that the merger is in the best interests of Lanier shareholders and recommends that you vote "FOR" the proposal to approve the merger agreement.

Record Date; Voting Power (Page 13)

     You may vote at Lanier's special meeting if you owned Lanier common stock as of the close of business on December 22, 1999. You will have one vote for each share of Lanier common stock you owned on that date.

Vote Required (Page 13)

     The merger agreement must be approved by at least a majority of all of the votes entitled to be cast at Lanier's special meeting. As of December 21, 1999, Lanier's directors, executive officers and their affiliates beneficially owned approximately 37% of the outstanding shares of Lanier common stock entitled to vote at Lanier's special meeting. These individuals, intend to vote in favor of the proposals considered at the special meeting.

Interests of Persons Involved in the Merger that are Different from Yours (Page 22)

     Some of Lanier's employees and directors may have interests in the merger that differ from the interests of Lanier shareholders generally, including employment arrangements and benefits as well as directors' indemnification.

Conditions to the Merger (Page 23)

     The completion of the merger depends on the fulfillment of a number of conditions, including the following:

 .  Lanier shareholders must approve the merger agreement;

 . we must receive all required regulatory approvals and any waiting periods required by law must have passed;

 . we must receive a letter from CSBI's accountants confirming that the merger will qualify as a pooling of interests transaction;

 . we must receive a legal opinion from CSBI's counsel confirming the tax-free nature of the merger;

 . each parties' representations and warranties, which are contained in the merger agreement, must be accurate in all material respects;

 . each party must have delivered officers' certificates and its counsel's legal opinions to the other; and

 . shares of CSBI common stock issuable pursuant to the merger must be approved for listing on the Nasdaq National Market.

     Unless prohibited by law, either CSBI or Lanier can elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (Page 26)

     Notwithstanding the approval of the merger by Lanier shareholders at Lanier's special meeting, CSBI and Lanier can agree at any time to terminate the merger agreement before completing the merger.

     Either CSBI or Lanier can also terminate the merger agreement:

 . if the merger is not approved by at least a majority of all of the votes entitled to be cast at the special meeting;

 . if the other party materially violates any of its representations or warranties under the merger agreement and fails to cure the violation;

 .  if we do not complete the merger by March 31, 2000; or

 . if any government body whose approval is necessary to complete the merger makes a final decision not to approve the merger.

     CSBI can also terminate the merger if Lanier receives an acquisition offer from a third party and Lanier's board of directors fails to reaffirm the merger at the request of CSBI.

Regulatory Matters (Page 24)

     We cannot complete the merger unless we obtain the approval of various regulatory agencies. While we do not know of any reason why we would not obtain the regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Accounting Treatment (Page 28)

     We expect the merger to qualify as a pooling of interests transaction, which means that CSBI will treat CSBI and Lanier as if they had always been combined for accounting and financial reporting purposes.

Important Federal Tax Consequences (Page 21)

     Our obligations to complete the merger are conditioned upon our receipt of an opinion from counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

     Provided that the merger qualifies as a reorganization, neither CSBI nor Lanier will recognize any gain or loss for federal income tax purposes as a result of the merger. We expect that the merger will be tax-free to Lanier shareholders for federal income tax purposes (except for tax payable because of cash received for fractional shares or pursuant to the exercise of dissenters' rights).

Dissenters' and Appraisal Rights (Page 29)

     Georgia law permits Lanier shareholders to dissent from the merger agreement and to have the fair value of their shares paid to them in cash. To do this, Lanier shareholders must follow specific procedures, including filing a written notice with Lanier, prior to either abstaining from voting or voting against the merger. If you hold shares of Lanier common stock and you follow the required procedures, your Lanier shares will not become shares of CSBI common stock. Instead, your only right will be to receive the fair value of your shares of Lanier common stock in cash.

Recent Developments (Page 38)

     In August of 1999, CSBI announced a plan to consolidate its two Georgia headquarters into one office located in Alpharetta, Georgia, a suburb of Atlanta. The dual Georgia headquarters had resulted from a previously consummated merger transaction. As part of its post-merger integration plan, CSBI also announced that it would build a single identity for its 11 different bank brands. In connection with the headquarters consolidation and single bank brand initiative, CSBI expects to record merger-related charges of approximately $1.8 million, after taxes, during the fourth quarter of 1999. While this is CSBI's best estimate of the expected costs of its post-merger integration plan, there can be no assurance that CSBI will not incur additional charges in excess of its estimate.

     Also in August of 1999, CSBI entered into a definitive agreement to acquire Haywood Bancshares, Inc., a bank holding company headquartered in Waynesville, North Carolina, with consolidated assets, as of September 30, 1999, of approximately $150 million. It is expected that the acquisition, which is subject to shareholder and regulatory approvals, will be accounted for as a purchase and will be valued at approximately $25.6 million.

     In October of 1999 CSBI announced a stock repurchase program whereby CSBI will repurchase up to 550,000 shares of its common stock. CSBI suspended its repurchase program on November 12, 1999 and will not restart the program until after it has completed the acquisition of Haywood. As of December 20, 1999, CSBI had repurchased a total of 244,000 shares of its common stock.

       Market Prices of CSBI and Lanier Common Stock; Dividend Payments

                           Sales Price Per Share of                  Cash
                              CSBI Common Stock                Dividend Declared
                           ------------------------            -----------------
                            High              Low
                           ------            ------
1997
First Quarter              $20.50            $17.75                 $0.10250
Second Quarter              20.00             18.00                  0.10375
Third Quarter               20.38             18.00                  0.10500
Fourth Quarter              25.00             19.75                  0.10625

1998
First Quarter              $25.75            $23.50                 $0.10750
Second Quarter              38.25             24.50                  0.10875
Third Quarter               38.00             25.00                  0.11000
Fourth Quarter              30.50             25.75                  0.11125

1999
First Quarter              $30.13            $22.63                 $0.12000
Second Quarter              27.50             22.00                  0.12000
Third Quarter               25.00             20.88                  0.12000
Fourth Quarter              25.00             21.00                  0.12000
(through December 20,
1999)

     There is neither an established public trading market for shares of Lanier common stock nor are there any uniformly quoted prices for such shares. There are, however, occasional transactions in Lanier common stock as a result of private negotiations. Management of Lanier does not maintain a record of the
sales prices of trades of Lanier common stock.   The last known sales of Lanier
common stock were reported to have occurred on November 15, 1999 at a price of $26.00 per share. Lanier does not know whether these sales reflected inter-dealer prices, without retail mark-ups, mark-downs or commissions.

     The following table sets forth the closing sales prices per share of CSBI common stock on October 19, 1999, the last trading day prior to the public announcement of the merger agreement, and on December 20, 1999, the latest practicable date prior to the mailing of this proxy statement/prospectus, as well the equivalent per share value of Lanier common stock on those dates.

                                      CSBI           Equivalent Price of
                                  Common Stock      Lanier Common Stock(1)
                                  ------------      ----------------------
    October 19, 1999                 $22.38                 $31.00
    December 20, 1999                $21.25                 $30.64
------------
(1) The equivalent prices per share of Lanier common stock have been calculated by multiplying the exchange ratio by the closing price of CSBI common stock on that date.

     In 1999, Lanier paid an annual dividend of $0.34 per share. In 1998, Lanier paid an annual dividend of $0.29 share. In 1997, Lanier paid an annual dividend of $0.20 per share.

     CSBI common stock was held by approximately 2,757 shareholders of record as of December 20, 1999.

     Lanier common stock was held by approximately 490 shareholders of record as of December 22, 1999.

Because the exchange ratio is fixed within certain average closing prices of CSBI common stock and because the closing price of CSBI common stock is subject to fluctuation, the market value of the shares of CSBI common stock that you may receive in the merger may increase or decrease prior to and following the merger. You are urged to obtain current market quotations for CSBI common stock.

                CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                   LANIER BANKSHARES, INC. AND SUBSIDIARIES
                      Selected Comparative Per Share Data
                                  (Unaudited)

                                                                                           As of or for the years ended
                                                                  As of or for the nine            December 31,
                                                                      months ended         ----------------------------
                                                                   September 30, 1999        1998      1997      1996
                                                                 ----------------------    --------  --------  --------
CSBI Common Stock
Net income per common share:
 Historical - basic                                                    $ 1.01               $ 1.32    $ 0.95     $ 1.21
 Historical - diluted                                                    1.00                 1.30      0.93       1.18
 Pro forma CSBI and Lanier
  combined - basic                                                       0.99                 1.30      0.95       1.15
  combined - diluted                                                     0.98                 1.28      0.93       1.13
Pro forma CSBI, Lanier and Haywood
  combined - basic                                                       0.98                 1.20       N/A        N/A
  combined - diluted                                                     0.97                 1.18       N/A        N/A

Dividends per common share:
 Historical                                                              0.36                 0.44      0.42       0.40
 Pro forma CSBI and Lanier combined(1)                                   0.36                 0.44      0.42       0.40
 Pro forma CSBI, Lanier and Haywood combined(1)                          0.36                 0.44       N/A        N/A

Book value per common share:
 Historical                                                             11.12                10.77      9.99       9.32
 Pro forma CSBI and Lanier combined(2)                                  10.69                10.31      9.50       8.89
 Pro forma CSBI, Lanier and Haywood combined(2)                         11.19                10.84       N/A        N/A

Lanier Common Stock
Net income per common share:
 Historical - basic                                                      1.17                 1.51      1.15       0.96
 Historical - diluted                                                    1.14                 1.48      1.13       0.94
 Equivalent pro forma CSBI and Lanier(3)
  combined - basic                                                       1.28                 1.68      1.23       1.49
  combined - diluted                                                     1.27                 1.65      1.20       1.46
 Equivalent pro forma CSBI, Lanier and Haywood(3)
  combined - basic                                                       1.12                 1.49       N/A        N/A
  combined - diluted                                                     1.11                 1.47       N/A        N/A

Dividends per common share:
 Historical                                                              0.17                 0.29      0.20       0.13
 Equivalent pro forma CSBI and Lanier combined(4)                        0.47                 0.57      0.54       0.52
 Equivalent pro forma CSBI, Lanier and Haywood combined(4)               0.47                 0.57       N/A        N/A

Book value per common share:
 Historical                                                              9.59                 8.86      7.61       6.72
 Equivalent pro forma CSBI and Lanier combined(3)                       13.81                13.32     12.27      11.48
 Equivalent pro forma CSBI, Lanier and Haywood combined(3)              14.45                14.00       N/A        N/A

------------
(1) Pro forma combined dividends per common share represent historical dividends per share paid by CSBI.
(2) Determined by dividing pro forma combined shareholders' equity by pro forma shares outstanding as follows:

                                CSBI and Lanier
                               Pro Forma Equity        Pro Forma Shares
                           ------------------------    ----------------
                                           (in thousands)
    12/31/96                      $115,684                  13,018
    12/31/97                      $124,631                  13,115
    12/31/98                      $136,681                  13,251
    09/30/99                      $142,362                  13,318

                           CSBI, Lanier and Haywood
                               Pro Forma Equity        Pro Forma Shares
                           ------------------------    ----------------
                                           (in thousands)
    12/31/98                      $149,697                  13,806
    09/30/99                      $155,286                  13,873

(3) For CSBI and Lanier combined, determined by multiplying the applicable pro forma amount by the assumed exchange ratio of 1.29167 to 1. For CSBI, Lanier and Haywood combined, determined by multiplying the applicable pro forma amount by the exchange ratio of 1.29167 to 1.
(4) For CSBI and Lanier combined, determined by multiplying the applicable CSBI historical amount by the assumed exchange ratio of 1.29167 to 1. For CSBI, Lanier and Haywood combined, determined by multiplying the applicable CSBI historical amount by the exchange ratio of 1.29167 to 1.

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES(1)
                            Selected Financial Data
                                  (Unaudited)

                                        As of or for
                                      the nine months
                                     ended September 30,                  As of or for the years ended December 31,
                                  ------------------------    ----------------------------------------------------------------
                                     1999          1998          1998          1997          1996          1995         1994
                                  ----------    ----------    ----------    ----------    ----------    ----------    --------
                                                  (Amounts in thousands, except per share data and percentages)
Summary of
 Operations:
   Net interest income            $   43,689    $   42,678    $   56,867    $   53,604    $   50,837    $   46,613    $ 40,595
   Provision for
    possible loan losses               1,743         1,727         3,135         5,397         2,350         2,261       1,464
   Net income                         11,796        11,785        15,378        10,969        13,823        11,591      10,012

Per Share Data:
   Net income - basic             $     1.01    $     1.01    $     1.32    $     0.95    $     1.21    $     1.03    $   0.84
   Net income - diluted                 1.00          0.99          1.30          0.93          1.18          1.01        0.82
   Cash dividends declared              0.36          0.33          0.44          0.42          0.40          0.38        0.34
   Book value                          11.12         10.64         10.77          9.99          9.32          8.33        7.51
   Tangible book value                 10.75         10.08         10.38          9.36          8.62          7.65        6.81

Balance Sheet
 Summary:
   Investments                    $  196,653    $  163,047    $  171,566    $  204,691    $  215,973    $  211,698    $211,584
   Loans, net                        912,504       846,710       833,853       796,951       729,123       681,655     622,014
   Deposits                        1,029,560     1,017,161       993,308     1,033,778       991,239       905,155     847,572
   Assets                          1,222,176     1,161,217     1,146,720     1,170,023     1,120,205     1,035,846     966,095
   Federal funds purchased            10,895            --            --           970         1,360            --          80
   Long-term debt and
    other borrowings                     232           196            35            --            --            --          --
   Federal Home
     Loan Bank advances               39,205         8,306        16,280         6,881         6,982        14,183      15,183
   Average shareholders' equity      128,205       117,769       121,204       112,052       100,867        90,664      81,136
   Average total assets            1,187,694     1,151,190     1,151,993     1,133,676     1,072,562       984,993     904,086

Financial Ratios:
   Net income to average assets         1.33%         1.37%         1.33%         0.97%         1.29%         1.18%       1.11%
   Overhead ratio                       2.73%         2.69%         2.68%         2.91%         2.72%         2.88%       2.89%
   Net income to average
    shareholders' equity               12.30%        13.15%        12.69%         9.79%        13.70%        12.78%      12.34%
   Dividend payout ratio               35.64%        32.67%        31.29%        32.53%        22.32%        19.87%      16.22%
   Average shareholders' equity
    to average total assets            10.79%        10.40%        10.52%         9.88%         9.40%         9.20%       8.97%

------------
(1) On April 13, 1999, CSBI completed a merger with Independent Bancorp, Inc. and its subsidiary bank, The Independent Bank of Oxford in Oxford, Alabama. This acquisition was accounted for as a pooling of interests and, accordingly, all financial information preceding the date of the merger has been restated to include the financial position and results of operations of the acquired entity.

                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                            Selected Financial Data
                                  (Unaudited)

                                             As of or for the
                                            nine months  ended
                                               September 30,                  As of or for the years ended December 31,
                                      --------------------------------  -----------------------------------------------------
                                           1999             1998          1998       1997       1996       1995       1994
                                      ---------------  ---------------  ---------  ---------  ---------  ---------  ---------
                                                  (Amounts in thousands, except per share data and percentages)
Summary of Operations:
 Net interest income                     $  3,829         $  3,604      $  4,850    $ 4,057    $ 3,393    $ 2,924    $ 2,502
 Provision for loan losses                    120              210           290        170        120        110        100
 Net income                                 1,401            1,342         1,817      1,406      1,087        807        604

Per Share Data:
 Net income - basic                      $   1.17         $   1.12      $   1.51    $  1.15    $  0.96    $  0.77    $  0.58
 Net income - diluted                        1.14             1.09          1.48       1.13       0.94       0.70       0.53
 Cash dividends declared                     0.17             0.14          0.29       0.20       0.13       0.11       0.13
 Book value                                  9.59             8.61          8.86       7.61       6.72       6.47       5.57
 Tangible book value                         9.59             8.61          8.86       7.61       6.72       6.47       5.57

Balance Sheet Summary:
 Investments                             $ 30,124         $ 22,221      $ 25,612    $17,764    $20,973    $13,768    $13,195
 Loans, net                                74,635           73,622        76,100     66,997     50,579     49,155     41,163
 Deposits                                 106,677           96,978       101,747     83,015     73,846     64,776     53,380
 Assets                                   120,891          110,265       115,751     94,472     83,939     73,829     61,466
 Federal Home Loan Bank advances            1,318            1,340         1,334        350        350        700      1,500
 Other borrowings                             175              183           221        463        296        329         --
 Average shareholders' equity              11,068            9,736         9,981      8,778      7,521      6,444      5,835
 Average total assets                     116,246          103,401       106,338     88,043     78,277     67,274     57,074

Financial Ratios:
 Net income to average assets                1.61%            1.73%         1.71%      1.60%      1.39%      1.20%      1.06%
 Overhead ratio                              1.99%            1.91%         1.87%      2.08%      2.21%      2.49%      2.76%
 Net income to average shareholders'
  equity                                    16.88%           18.38%        18.20%     16.02%     14.46%     12.52%     10.35%
 Dividend payout ratio                      14.56%           12.52%        18.92%     17.78%     13.09%     15.71%     23.15%
 Average shareholders' equity to
  average total assets                       9.52%            9.42%         9.39%      9.97%      9.61%      9.58%     10.22%

                   CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES
                  AND LANIER BANKSHARES, INC. AND SUBSIDIARIES
                       Pro Forma Selected Financial Data
                                  (Unaudited)

                                CSBI and Lanier
                                ---------------

                                          As of or for the nine         As of or for the years ended December 31,
                                              months ended         ----------------------------------------------------
                                           September 30, 1999           1998             1997               1996
                                        -------------------------  ---------------  ---------------  ------------------
                                                (Amounts in thousands, except per share data and percentages)
Summary of Operations:
 Net interest income                           $   47,518           $   61,717       $   57,661          $   54,230
 Provision for loan losses                          1,863                3,425            5,567               2,470
 Net income                                        13,197               17,195           12,375              14,910

Per Share Data:
 Net income - basic                            $     0.99           $     1.30       $     0.95          $     1.15
 Net income - diluted                                0.98                 1.28             0.93                1.13
 Cash dividends declared                             0.36                 0.44             0.42                0.40
 Book value                                         10.69                10.31             9.50                8.89
 Tangible book value                                10.35                 9.97             8.95                8.53

Balance Sheet Summary:
 Investments                                   $  222,146           $  192,160       $  222,455          $  236,946
 Loans, net                                       987,139              909,953          863,948             779,702
 Deposits                                       1,136,237            1,095,055        1,116,793           1,065,085
 Assets                                         1,343,067            1,262,471        1,264,495           1,204,144
 Federal funds purchased                           10,895                   --              970               1,360
 Long-term debt and other borrowings                  407                  257               88                 646
 Federal Home Loan Bank advances                   40,523               17,614            7,606               6,982
 Average shareholders' equity                     139,120              131,185          120,830             108,388
 Average total assets                           1,303,821            1,258,331        1,221,719           1,150,839

Financial Ratios:
 Net income to average assets                        1.35%                1.37%            1.01%               1.30%
 Overhead ratio                                      2.66%                1.92%            2.85%               2.69%
 Net income to average shareholders'                12.68%               13.11%           10.24%              13.76%
  equity
 Dividend payout ratio                              36.36%               33.85%           44.21%              34.78%
 Average shareholders' equity to
   average total assets                             10.67%               10.43%            9.89%               9.42%

                                  RISK FACTORS

      If the merger is consummated, you will receive shares of CSBI common stock in exchange for your shares of Lanier common stock (unless you dissent from the merger and receive the appraised value of your shares of Lanier common stock in cash). An investment in CSBI common stock is subject to a number of risks and uncertainties, many of which also apply to your existing investment in Lanier common stock. Risks and uncertainties relating to economic conditions and other matters that would affect other financial institutions in similar ways are generally not summarized below. Those risks, among others, are highlighted on page 12 under the heading "A Warning About Forward-Looking Statements."

     However, there are a number of other risks and uncertainties relating to CSBI and your decision on the merger that you should consider in addition to the risks and uncertainties associated with financial institutions generally. Many of these risks and uncertainties could affect CSBI's future financial results and may cause CSBI's future earnings and financial condition to be less favorable than CSBI's expectations. This section summarizes those risks.

CSBI's operating costs after the merger and other recent acquisitions may be greater than expected, and CSBI's costs savings from the merger and other recent acquisitions may be less than expected, or CSBI may be unable to obtain those cost savings as soon as expected.

     CSBI's rapid growth over the last several years resulting from acquisitions it has made - as well as the possibility of future growth from acquisitions - produces risks of unknown liabilities that may cause costs after the merger and other past and potential future acquisitions to be greater than expected. Expectations concerning future earnings depend in part on CSBI being able to combine the operations of acquired institutions with CSBI's own operations promptly and efficiently, and also on CSBI being correct in its assumptions about the financial impact of its acquisitions.

      CSBI expects that it can achieve cost savings as a result of its acquisition of Lanier and its other recently completed acquisitions. There is a risk that the anticipated savings may not be realized or that they may be less than CSBI expects.

CSBI may be unable to successfully integrate Lanier and other acquired businesses or may have more trouble integrating acquired businesses than expected.


      There is a risk that the maintenance of an acquired institution's - including Lanier's - key customers and personnel and the conversion of its systems and procedures to CSBI's systems and procedures may not be possible or completed on schedule or may be more difficult and costly than expected, which could cause the acquired operations to perform below expectations. Maintaining an acquired institution's key customers and personnel and converting its systems and procedures to CSBI's systems and procedures are important parts of CSBI's acquisition program.

     Prior to acquiring an institution, CSBI frequently estimates that it will be able to maintain most of the institution's key customers and personnel and convert its systems and procedures with a minimal amount of costs and diversion of management time and attention. There is a risk that integrating Lanier and other acquired businesses may take a greater amount of resources than CSBI expects.

Your merger consideration may be fixed despite a change in CSBI's stock price.

      Each share of Lanier common stock owned by you will be converted into the right to receive CSBI common stock based on an exchange ratio which is based on the average closing price of CSBI common stock over a 20-day trading period ending five days prior to the effective time of the merger. If the average closing price of CSBI common stock during this time is less than $21.50 per share, each share of Lanier common stock will be converted into 1.44186 shares of CSBI common stock. Accordingly, there is a risk that you will receive less value for your shares of Lanier common stock if CSBI's average closing price decreases further below $21.50 per share. The price of CSBI common stock when the merger takes place may vary from its price at the date of this proxy statement/prospectus and at the date of Lanier's special meeting. Such variations in the price of CSBI common stock may result from changes in the business, operations or prospects of CSBI, regulatory considerations, general market and economic conditions and other factors. At the time of Lanier's special meeting, you will not know the exact value of the consideration you will receive when the merger is completed. See "THE MERGER -- Merger Consideration."

Your merger consideration may be reduced regardless of CSBI's stock price.

      If Lanier's merger-related expenses (excluding fees paid to Lanier's financial advisor, T. Stephen Johnson & Associates, Inc.) total more than $100,000, the exchange ratio will be reduced proportionately and Lanier shareholders will receive less for their shares. Lanier's expenses will increase if unexpected delays or other problems arise in consummating the merger. For purposes of the merger agreement, Lanier may disregard the effect of several costs related to the merger in calculating its total merger-related expenses. At December 20, 1999, Lanier's merger-related expenses calculated in accordance with the merger agreement were approximately $25,000. There can be no assurance, however, that Lanier's merger-related expenses will not increase so much that the your merger consideration will not be reduced.

Lanier's directors may have interests in the merger that are different from yours, which may present them with potential conflicts of interest.

      In considering the recommendation of the merger by Lanier's board of directors, you should be aware that Lanier's directors may have interests in the merger that may present them with potential conflicts of interest. These interests relate to, among other things, provisions in the merger agreement regarding directors' indemnification. There is a risk that these interests may have influenced the decision by Lanier's board of directors to recommend to you the merger. See "THE MERGER -- Interests of Lanier's Employees and Directors in the Merger."

CSBI's computer systems, or those of its service providers, suppliers, or customers, may not operate properly on year 2000-sensitive dates.

      The year 2000 issue refers generally to the data structure problem that will prevent systems from properly recognizing dates after the year 1999. CSBI has appointed a year 2000 committee with a full-time year 2000 coordinator to conduct a comprehensive review of its operational and financial systems to determine how the year 2000 will impact the operation of these systems. The committee has developed a plan to identify all critical systems and developed solutions for all systems that are found not to be ready for the year 2000. In addition, confirmations have been received from CSBI's primary processing vendors and counterparties that plans have been developed to address processing of transactions in the year 2000. However, because the identification and solving of all year 2000 issues is a complex problem, there is a risk that CSBI's computer systems and the systems of other companies with whom CSBI conducts business will not be ready for the year 2000 prior to December 31, 1999. Additionally, if our commercial customers are not ready for the year 2000 prior to December 31, 1999, and they suffer adverse effects on their operations as a result, their ability to meet their obligations to CSBI may be adversely affected.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

      We make forward-looking statements in this proxy statement/prospectus, and, in the case of our public documents to which we refer, that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or the performance of CSBI after the merger. Also, when we use words such as "believes," "expects," "anticipates" or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results and performance. This could cause our results or performance to differ materially from those expressed in our forward-looking statements. You should consider these important factors when you vote on the merger agreement. Factors that may cause actual results to differ materially from those contemplated by our forward-looking statements include the following:

      . CSBI's operating costs after the merger and other recent acquisitions may be greater than expected, and CSBI's cost savings from the merger and other recent acquisitions may be less than expected, or CSBI may be unable to obtain those cost savings as soon as expected;

      . CSBI may be unable to successfully integrate Lanier and other acquired businesses or may have more trouble integrating acquired businesses than expected;

      . CSBI's estimate of the merger-related integration charge to be incurred in connection with its headquarters consolidation and single bank brand initiative may be greater than expected;

      . Competition among depository and other financial institutions may increase significantly;

      .  Changes in the interest rate environment may reduce operating margins;

      . General economic or business conditions, including acquisition and growth opportunities, may be worse than expected;

      .  Legislative or regulatory changes may adversely affect our businesses;
         and

      . Disruption in data processing caused by computer malfunctions associated with the year 2000 problem may be greater than expected.

     We have based our forward-looking statements on our current expectations about future events. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee you that these expectations actually will be achieved. We are under no duty to update any of the forward-looking statements after the date of this proxy statement/prospectus to conform those statements to actual results. In evaluating these statements, you should consider various factors, including the risks outlined in the section entitled "Risk Factors," beginning on page 10. You should also consider the cautionary statements contained in our filings with the Securities and Exchange Commission (the "SEC"). These factors may cause our actual results to differ materially from our forward-looking statements.

                              THE SPECIAL MEETING

General

      This proxy statement/prospectus is being mailed by Lanier to Lanier shareholders on or about December 29, 1999, together with the notice of the special meeting of shareholders of Lanier and a form of proxy solicited by Lanier's board of directors for use at the special meeting and at any adjournments or postponements of the meeting.

Meeting Date, Time and Place and Record Date

      The special meeting will be held at the main office of Lanier National Bank, located at 854 Washington Street, Gainesville, Georgia, at 5:00 p.m., local time, on February 2, 2000. Only holders of Lanier common stock of record at the close of business on December 22, 1999 will be entitled to receive notice of and to vote at the special meeting. As of the record date, there were 1,200,000 shares of Lanier common stock outstanding and entitled to vote, with each such share entitled to one vote.

Matters to be Considered

      At the special meeting, Lanier shareholders will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 20, 1999, and amended as of December 20, 1999, by and between Lanier and CSBI. Under the merger agreement, Lanier will merge with and into CSBI and shares of Lanier common stock will be converted into the right to receive shares of CSBI common stock. Lanier shareholders may also be asked to consider any other business that properly comes before the special meeting. Finally, Lanier shareholders may be asked to vote on a proposal to adjourn or postpone the special meeting, which could be used to allow more time for soliciting additional votes to approve the merger agreement. Each copy of this proxy statement/prospectus mailed to Lanier shareholders is accompanied by a form of proxy for use at the special meeting.

Vote Required

      Under Georgia law, approval of the merger agreement requires the affirmative vote of at least a majority of all of the votes entitled to be cast at the special meeting. On the record date, there were approximately 1,200,000 outstanding shares of Lanier common stock, each of which is entitled to one vote at the special meeting. On that date, the directors and officers of Lanier and their affiliates beneficially owned a total of approximately 37% of the outstanding shares of Lanier common stock. Each of Lanier's directors has agreed, subject to several conditions, to vote his shares of Lanier common stock in favor of the merger agreement. Each of Lanier's officers who is not also a director is expected to vote in favor of the merger agreement. At the date of this proxy statement/prospectus, neither CSBI nor any of its affiliates owned any of the outstanding shares of Lanier common stock. The presence, in person or by proxy, of shares of Lanier common stock representing a majority of Lanier's outstanding shares entitled to vote at the special meeting is necessary in order for there to be a quorum at the special meeting. There must be a quorum present in order for the vote on the merger agreement to occur.

Voting of Proxies

      Shares of Lanier common stock represented by properly executed proxies received at or prior to the special meeting will be voted at the special meeting in the manner specified by the holders of such shares. Properly executed proxies which do not contain voting instructions will be voted "FOR" approval and adoption of the merger agreement, and as determined by a majority of the proxies, as to any other matter that may come before the special meeting, including, among other things, a motion to adjourn or postpone the special meeting to another time for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against the merger will be voted in favor of any adjournment or postponement of the special meeting.
Any shareholder present in person or by proxy (including broker non-votes, which generally occur when a broker who holds shares in street name for a customer does not have the authority to vote on certain non-routine matters because its customer has not provided any voting instructions with respect to the matter) at the special meeting who abstains from voting will be counted for purposes of determining whether a quorum exists.

     Because approval of the merger agreement requires the affirmative vote of at least a majority of all the votes entitled to be cast at the special meeting, abstentions and broker non-votes will have the same effect as negative votes. Accordingly, Lanier's board of directors urges its shareholders to complete, date, and sign the accompanying form of proxy and return it promptly in the enclosed, postage-paid envelope.

     If any other matters are properly presented at the special meeting, the person or persons named in the form of proxy enclosed with this proxy statement/prospectus and acting thereunder will have discretion to vote on such matters in accordance with their best judgment, unless the proxy indicates otherwise. Lanier has no knowledge of any matters to be presented at the special meeting, other than the matters described in this proxy statement/prospectus.

Revocability of Proxies

     The grant of a proxy on the enclosed form of proxy does not preclude you from voting in person or otherwise revoking a proxy. You may revoke a proxy at any time prior to its exercise by delivering to the Secretary of Lanier either a duly executed revocation or a proxy bearing a later date. In addition, you may revoke a proxy prior to its exercise by voting in person at the special meeting. All written notices of revocation and other communications with respect to the revocation of Lanier proxies should be addressed to Lanier Bankshares, Inc., 854 Washington Street, Gainesville, Georgia 30501, Attention: Secretary. Attendance at the special meeting will not in and of itself constitute revocation of a proxy.

Solicitation of Proxies

     Lanier will pay all of the costs of soliciting proxies in connection with the special meeting, except that CSBI will pay the costs of filing the registration statement with the SEC, of which this proxy statement/prospectus is a part, and one-half of the costs of printing the registration statement and this proxy statement/prospectus.

     Solicitation of proxies may be made in person or by mail, telephone, or facsimile, or other form of communication by directors, officers, and employees of Lanier, who will not be specially compensated for such solicitation. Nominees, fiduciaries, and other custodians will be requested to forward solicitation materials to beneficial owners and to secure their voting instructions, if necessary, and will be reimbursed for the expenses incurred in sending proxy materials to beneficial owners.

     No person is authorized to give any information or to make any representation not contained in this proxy statement/prospectus and, if given or made, such information or representation should not be relied upon as having been authorized by Lanier, CSBI or any other person. The delivery of this proxy statement/prospectus does not, under any circumstances, create any implication that there has been no change in the business or affairs of Lanier or CSBI since the date of the proxy statement/prospectus.

Recommendation of Lanier's Board of Directors

     Lanier's board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, believes that the merger is in the best interests of Lanier and its shareholders, and recommends that Lanier shareholders vote "FOR" approval of the merger agreement.

     In the course of reaching its decision to approve the merger agreement and the transactions contemplated in the merger agreement, Lanier's board of directors, among other things, consulted with its legal advisors regarding the legal terms of the merger agreement and with its financial advisor, T. Stephen Johnson & Associates, Inc. ("TSJ&A"), as to the fairness, from a financial point of view, of the consideration to be received by the holders of Lanier common stock in the merger. For a discussion of the factors considered by Lanier's board of directors in reaching its conclusion, see "THE MERGER -- Background of the Merger" and "-- Lanier's Reasons for the Merger."

     Lanier shareholders should note that Lanier's directors have certain interests in, and may derive benefits as a result of, the merger that are in addition to their interests as shareholders of Lanier. See "THE MERGER -- Interests of Lanier's Employees and Directors in the Merger."

Information About Lanier's Auditors

      A representative of Mauldin & Jenkins, LLC is expected to be present at the special meeting and will have the opportunity to make a statement, if he or she desires, and respond to appropriate questions.

                                   THE MERGER

      The descriptions of the terms and conditions of the merger, the merger agreement, and any related documents in this proxy statement/prospectus are qualified in their entirety by reference to the copy of the merger agreement attached as Appendix A to this proxy statement/prospectus, to the registration statement, of which this proxy statement/prospectus is a part, and to the exhibits to the registration statement.

General

      The merger agreement provides that, if all of the conditions set forth in the merger agreement are satisfied or waived, Lanier will merge with and into CSBI, with CSBI remaining in existence as the surviving corporation in the merger. Lanier National Bank, a wholly-owned subsidiary of Lanier will become a wholly-owned subsidiary of CSBI following the merger. After the merger, we expect Lanier National Bank will merge with and into Georgia First Bank, N.A., CSBI's Gainesville, Georgia, national bank subsidiary. In the event the banks merge, we anticipate that Georgia First will be the surviving bank and will assume Lanier National Bank's locations. At the time the merger of Lanier and CSBI becomes effective, each share of issued and outstanding Lanier common stock (excluding shares held by CSBI, Lanier and their respective subsidiaries, other than shares held on behalf of third parties ("Excluded Shares")) will be converted into the right to receive a number of shares of CSBI common stock which will be determined by a formula described below in "Merger Consideration." If the merger agreement is approved at the special meeting, all required governmental and other consents and approvals are obtained, and all other conditions to the obligations of the parties to consummate the merger are either satisfied or waived (as permitted), the merger will be consummated.

Background of the Merger

     During the last several years, there has been a trend toward consolidation in the banking industry. This trend has been fueled by, among other things, recent national and state banking-related legislation and has enabled participants in business combinations to benefit from the economies of scale and greater efficiencies available to the combined entities. Financial institutions have increasingly sought suitable combinations as a means of obtaining such benefits.

      Upon the recommendation of Lanier's board of directors, on July 16, 1999, Lanier's senior management met with TSJ&A to review the state of the equity markets for independent community-based financial institutions and to discuss strategic alternatives to enhance shareholder value.

      After meeting with TSJ&A, Lanier's senior management and TSJ&A reported to Lanier's board of directors that there were certain factors identified that could impact shareholder value. These factors, presented in no order of importance, included:

      .  the continued growth of Lanier in terms of asset size and earnings;

      .  the current trading value of Lanier common stock;

      . the current trading value of other institutions in the banking industry;

      .  the number of potential acquirers currently in the market place;

      .  expansion opportunities within Hall County and throughout North
         Georgia;

      . proposed changes in the accounting rules regarding the treatment of mergers; and

      .  the general economy.

      Faced with these factors, Lanier's board of directors retained TSJ&A in July 1999 to formally explore its strategic options, including using TSJ&A's best efforts as Lanier's financial advisor to solicit, confidentially, indications of interest from various financial institutions and other appropriate potential acquirers. Lanier selected TSJ&A for reasons which included, among others, its familiarity with Lanier's business and market area, as well as its knowledge of southeastern financial institutions and its previous experience with mergers and acquisitions involving financial institutions. The goal of Lanier's board of directors was to obtain a high value for shareholders, possibly receive shares of stock that would enjoy greater liquidity and maintain a community bank identity in the local market place. To achieve this goal, TSJ&A selected the companies most likely to be interested in a combination with Lanier based on geographic proximity and the financial ability to fairly compensate Lanier shareholders. TSJ&A contacted prospective acquirers, including CSBI, and, upon obtaining confidentiality agreements, provided them with information on Lanier. In August 1999, CSBI and other interested parties submitted initial indications of interest to TSJ&A. Lanier conducted further discussions with CSBI and other interested parties and asked for final indications of interest from those parties. In August 1999, TSJ&A met with Lanier's board of directors to evaluate the final indications of interest. Lanier's board of directors decided that CSBI's proposal met its criteria and represented the highest value to Lanier shareholders. At that time, Lanier's board of directors voted to begin negotiating a definitive merger agreement with CSBI.

    On September 20, 1999, CSBI began detailed due diligence on Lanier. CSBI's due diligence, together with visits by CSBI representatives to Lanier's offices, continued through the end of September 1999.

    On October 20, 1999, Lanier's legal counsel presented to Lanier's board of directors a summary of the merger agreement. At that meeting the board of directors discussed the terms of the merger agreement and TSJ&A's verbal opinion that the consideration to be received from CSBI was fair, from a financial point of view, to Lanier shareholders. At the conclusion of this meeting and subject to the receipt of TSJ&A's written fairness opinion, the merger agreement was approved by Lanier's board of directors. See "--Opinion of TSJ&A." The merger agreement was approved by CSBI's board of directors as of October 27, 1999.

Lanier's Reasons for the Merger

    Lanier's board of directors believes that the merger is in the best interest of Lanier shareholders. Lanier's board of directors considered a number of factors in deciding to approve and recommend the terms of the merger agreement to Lanier shareholders, including:

    . the value of the consideration to be received by Lanier shareholders relative to the book value and earnings per share of Lanier common stock;

    . certain information concerning the financial condition, results of operations and business prospects of CSBI;

    . the financial terms of recent business combinations in the financial services industry and a comparison of the multiples of selected combinations with the terms of the proposed transaction with CSBI;

    . the alternatives to the merger, including remaining an independent institution;

    . the competitive and regulatory environment for financial institutions generally;

    . the fact that the merger will enable Lanier shareholders to exchange their shares of Lanier common stock, in a tax-free transaction, for shares of common stock of a regional company, the stock of which is more widely held and actively traded; and

    . the opinion of TSJ&A that the consideration to be received by Lanier shareholders as a result of the merger is fair from a financial point of view.

    The foregoing discussion of the information and factors considered by Lanier's board of directors is not intended to be exhaustive. Lanier's board of directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

CSBI's Reasons for the Merger

     CSBI's board of directors, after consideration of relevant business, financial, legal and market factors, approved the merger agreement. In reaching this decision, CSBI's board of directors considered all material factors, although it did not assign any relative or specific weight to any individual factor. CSBI's board of directors also took into account its stated strategic long-term goal of expanding CSBI throughout the Southeast, so as to become one of the leading independent bank holding companies in the region. In this regard, CSBI looked at the profit position of Lanier, giving consideration to Lanier's size, its shareholder base, management expertise, and location. Of particular importance to CSBI was the fact that after the merger, CSBI would rank third in deposit market share in the Hall County market. After considering these factors, CSBI determined that the merger would help accomplish its long-term goals and would enhance value for CSBI shareholders, while permitting CSBI to continue to grow and expand as an independent bank holding company.

Opinion of TSJ&A

     TSJ&A is an investment banking and financial services firm located in Atlanta, Georgia. As part of its investment banking business, TSJ&A engages in the review of the fairness of bank acquisition transactions from a financial perspective and in the valuation of banks and other businesses and their securities in connection with mergers, acquisitions and other transactions. Neither TSJ&A nor any of its affiliates has a material financial interest in Lanier or CSBI. TSJ&A was selected to advise Lanier's board of directors based upon its familiarity with Lanier, the regional community banking industry, and its knowledge of the banking industry as a whole. No instructions were given or limitations imposed by Lanier's board of directors upon TSJ&A regarding the scope of its investigation or the procedures it followed in rendering its opinion.

     TSJ&A has rendered its opinion (the "Fairness Opinion") to the board of directors of Lanier that the consideration to be received by the holders of Lanier common stock under the merger agreement is fair to such shareholders from a financial point of view. A copy of the Fairness Opinion, which sets forth certain assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix C to this proxy statement/prospectus and should be read in its entirety. The summary of the Fairness Opinion set forth herein is qualified in its entirety by reference to the text of the Fairness Opinion.

     In addition to rendering the Fairness Opinion, TSJ&A was engaged by Lanier to act as an advisor to the board of directors during the negotiations with CSBI for which a fee of $388,198 will be paid upon the closing of the merger. This fee includes rendering the Fairness Opinion.

     In arriving at the Fairness Opinion, TSJ&A performed merger analyses
described below.   TSJ&A also reviewed certain publicly available business and financial information relating to Lanier and CSBI. TSJ&A also considered certain financial and stock market data of Lanier and CSBI, compared that data with similar data for certain other publicly-held banks and bank holding companies and considered the financial terms of certain other recent comparable community bank acquisition transactions in the southeastern United States, as further discussed below. TSJ&A also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that it deemed relevant. In connection with its review, TSJ&A did not independently verify the foregoing information and relied on such information as being complete and accurate in all material respects. Financial forecasts prepared by Lanier management and submitted to TSJ&A were based on assumptions believed by TSJ&A to be reasonable and to reflect currently available information, but TSJ&A did not independently verify such information. TSJ&A did not make an independent evaluation or appraisal of the assets of Lanier or CSBI.

     In connection with rendering the Fairness Opinion, TSJ&A performed a variety of financial analyses, including those summarized below. The summary set forth below does not purport to be a complete description of the analyses performed by TSJ&A in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Accordingly, notwithstanding the separate factors summarized below, TSJ&A believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, TSJ&A made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond Lanier's or CSBI's control. The analyses performed by TSJ&A are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. No company or transaction considered as a comparison in the analyses is identical to Lanier, CSBI or the merger. Accordingly, an analysis of the results of such comparisons is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of companies and other factors that could affect the public trading value of the companies involved in such comparisons. In addition, the analyses do not purport to be appraisals or reflect the process by which or the prices at which businesses actually may be sold or the prices at which any securities may trade at the present time or at any time in the future.

     Merger Analysis: The merger consideration to be received by Lanier shareholders is based on a defined exchange ratio equal to the fraction formed by $31.00 as the numerator and the market value of shares of CSBI common stock, which currently trade on the Nasdaq Stock Market, as the denominator. However, if the market value of shares of CSBI common stock is less than or equal to $21.50 per share or greater than or equal to $26.50 per share, then each share of Lanier common stock will be converted into the right to receive 1.44186 shares or 1.16981 shares of CSBI common stock, respectively. The November 24, 1999 closing price of CSBI common stock was $23.875 per share. Assuming this closing price is equal to the defined market value of CSBI common stock, the exchange ratio would be 1.29843 and the transaction value of each of the 1,200,000 shares of Lanier common stock would be $31.00. This transaction value equals 3.233 times the September 30, 1999 book value of Lanier and 19.872 times Lanier's 12 months earnings per share. The purchase price was calculated to equal 34.87% of deposits as of September 30, 1999.

     Comparable Transactions Analysis: TSJ&A reviewed the merger as of November 24, 1999 for the purpose of determining purchase premiums that could be used in comparing the merger with other announced transactions. TSJ&A reviewed the purchase premiums paid in all nine transactions that were announced since September 30, 1998 involving selling institutions headquartered in Florida and Georgia. A listing of these transactions is included with the Fairness Opinion. On average, the comparable transactions reported an announced deal price to book value of 3.0233 times, an announced deal price to earnings of 25.30 times, and a purchase price as a percent of deposits of 35.04%. The merger compares favorably with these transactions with the deal price to book value. The deal price to earnings and the purchase premium as a percent of core deposits each rank well within the range of the comparable transactions.

     Dividend Analysis: TSJ&A reviewed the historical dividend payouts of Lanier in an effort to equate such payouts to the current dividend payouts of CSBI. Lanier shareholders received $0.34 per common share during 1999. Assuming the current CSBI dividend payout of $0.48 per share, Lanier shareholders would receive the equivalent of $0.62 per current Lanier share, based on an exchange ratio of 1.29843.

Merger Consideration

     At the effective time of the merger, each issued and outstanding share of Lanier common stock (except for Excluded Shares) will be converted into the right to receive shares of CSBI common stock. Excluded Shares will be canceled.

     The number of shares to be received by Lanier shareholders will be based upon an exchange ratio that will depend upon the market value of CSBI common stock. The market value of CSBI common stock will be equal to the average closing price of CSBI common stock as reported on the Nasdaq Stock Market over a 20-day trading period ending five days prior to the effective time of the
merger.   If the average closing price of CSBI common stock is less than or equal to $21.50, the exchange ratio will be 1.44186. If the average closing price of CSBI common stock is greater than or equal to $26.50, the exchange ratio will be 1.16981. If the average closing price is greater than $21.50, but less than $26.50, the exchange ratio will be between 1.44186 and 1.16981.

     Under the merger agreement, each holder of shares of Lanier common stock converted pursuant to the merger, who would otherwise have been entitled to receive a fraction of a share of CSBI common stock will receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of CSBI common stock multiplied by the last sale price for CSBI common stock on the Nasdaq Stock Market on the business day prior to the effective time of the merger.

     The merger agreement provides that the merger consideration to be received for all of the shares of Lanier common stock will be reduced by the sum of all amounts in excess of $100,000 paid or to be paid by Lanier or Lanier National Bank or both for fees and expenses (other than fees and expenses associated with the services of TSJ&A) of consultants, attorneys, accountants and the like in connection with the merger and the due diligence conducted by Lanier in regard to the merger. In the event of an adjustment, (i) the merger consideration shall be reduced by that number of whole shares of CSBI common stock equal to the dollar amount in excess of $100,000 divided by the market value of the CSBI common stock, and (ii) the exchange ratio decreased accordingly.

Effective Time of the Merger

     If the merger agreement is approved by the requisite votes of Lanier shareholders and all other required governmental and other consents and approvals are received, and if the other conditions to the obligations of the parties to consummate the merger are satisfied or waived (as permitted), the merger will be consummated and effected on the date and at the time the Articles of Merger reflecting the merger become effective with the Secretary of State of Georgia. Unless otherwise mutually agreed upon in writing by our chief executive officers, we will use our reasonable efforts to cause the effective time of the merger to occur on the last business day of the month in which occurs the last to occur of:

     . the effective date (including expiration of any applicable waiting period) of the last required consent of any regulatory authority having authority over and approving or exempting the merger;

     .   the date on which Lanier shareholders approve the merger agreement; or

     .   a later date if agreed upon in writing by our chief executive officers.

     Assuming satisfaction of all of the conditions to consummation of the merger, the merger is expected to be made effective during the first quarter of 2000.

     Either of us may terminate the merger agreement prior to the effective time, under several circumstances. See "-- Conditions to Consummation" and "-- Amendment, Waiver and Termination."

Exchange of Certificates

     Within 20 days after the effective time of the merger, CSBI will mail appropriate transmittal materials to each record holder of Lanier common stock for use in effecting the surrender and cancellation of those certificates in exchange for CSBI common stock. Risk of loss and title to the certificates will remain with the holder until proper delivery of such certificates to CSBI by former Lanier shareholders. Lanier shareholders should not surrender their certificates for exchange until they receive a letter of transmittal and instructions from CSBI. After the effective time of the merger, each holder of shares of Lanier common stock, except holders exercising dissenters' rights, issued and outstanding at the effective time must surrender the certificate or certificates representing their shares to CSBI and will, within 20 days after surrender, receive the consideration they are entitled to under the merger agreement, together with all undelivered dividends or distributions in respect of such shares (without interest). As provided in the merger agreement, each record holder of Lanier common stock shall also receive cash in lieu of any fractional share of CSBI common stock to which he or she would be otherwise entitled (without interest). CSBI will not be obligated to deliver the consideration to which any former holder of Lanier common stock is entitled until the holder surrenders the certificate or certificates representing his or her shares for exchange. The certificate or certificates so surrendered must be duly endorsed as CSBI may require. CSBI will not be liable to a holder of Lanier common stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property law.

     After the effective time of the merger (and prior to the surrender of certificates of Lanier common stock to CSBI), record holders of certificates that represented outstanding Lanier common stock immediately prior to the effective time of the merger will have no rights with respect to the certificates other than the right to surrender the certificates and receive in exchange for the certificates a certificate or certificates representing the aggregate number of whole shares of CSBI common stock to which the holder is entitled pursuant to the merger agreement, together with a check for the amount (without interest) representing any fractional share.

     In the event that any dividend or distribution, the record date for which is on or after the effective time of the merger, is declared by CSBI on CSBI common stock, no such dividend or other distributions will be delivered to the holder of a certificate representing shares of Lanier common stock immediately prior to the effective time of the merger until such holder surrenders such certificate as set forth above.

     In addition, holders of certificates that represented outstanding Lanier common stock immediately prior to the effective time of the merger will be entitled to vote after the effective time of the merger at any meeting of CSBI shareholders the number of whole shares of CSBI common stock into which such shares have been converted, even if such holder has not surrendered such certificates for exchange as set forth above.

Important Federal Income Tax Consequences

     The following summarizes the material federal income tax consequences of the merger to Lanier shareholders. This summary is based on current law, which is subject to change at any time, possibly with retroactive effect. This summary is not a complete description of all of the tax consequences of the merger and, in particular, may not address federal income tax consequences applicable to you if you are subject to special treatment under federal income tax law, such as rules relating to Lanier shareholders who are not citizens or residents of the United States, who are financial institutions, foreign corporations, tax-exempt organizations, insurance companies or dealers in securities, shareholders who acquired their shares of Lanier common stock pursuant to the exercise of options or similar derivative securities or otherwise as compensation, and shareholders who hold their shares of Lanier common stock as part of a straddle or conversion transaction. In addition, this summary does not address the tax consequences of the merger under applicable state, local or foreign laws. This discussion assumes you hold your shares of Lanier common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). Each Lanier shareholder should consult with his or her tax advisor about the tax consequences of the merger in light of his or her individual circumstances, including the application of any federal, state, local or foreign law.

     The merger is intended to be a "reorganization" under Section 368(a) of the Code. A condition to completing the merger is that, on the closing date, CSBI and Lanier receive an opinion from Troutman Sanders LLP, counsel to CSBI, that the merger will qualify as a reorganization. The closing date opinion will be based on customary assumptions and customary representations made by Lanier and CSBI. An opinion of counsel represents the counsel's best legal judgment and is not binding on the Internal Revenue Service or any court. If the merger does not qualify as a reorganization, the exchange of Lanier common stock for CSBI common stock in the merger will be a taxable transaction.

     Neither Lanier nor CSBI intends to waive the condition that it receive an opinion that the merger will qualify as a reorganization. If, however, Lanier decides to waive the condition, Lanier will recirculate this document to disclose the waiver and to make all related material disclosures, and will resolicit proxies from the Lanier shareholders.

     Provided the merger qualifies as a reorganization, neither Lanier nor CSBI will recognize any gain or loss for federal income tax purposes, and the federal income tax consequences to you as a Lanier shareholder will be as follows:

     . You will not recognize any gain or loss on the exchange of your Lanier common stock for CSBI common stock, except for the receipt of cash instead of a fractional share.

     . If you receive cash instead of a fractional share of CSBI common stock, you will recognize gain or loss equal to the difference between the amount of the cash received and your tax basis allocable to the fractional share. This gain or loss generally will be capital gain or loss.

     . If you exercise your dissenters' rights under Georgia law and receive payment in cash for the fair value of your shares of Lanier common stock, you will be treated as having exchanged such shares for cash in a redemption subject to Section 302 of the Code, and you generally will recognize capital gain or loss in such exchange equal to the difference between the cash received and the tax basis of such shares.

     . Your aggregate tax basis for the shares of CSBI common stock received for your Lanier common stock will be the same as your aggregate tax basis for the Lanier common stock surrendered in exchange therefor, excluding any basis allocable to a fractional share of CSBI common stock for which cash is received.

     . Your holding period for shares of CSBI common stock received for your Lanier common stock will include your holding period for the Lanier common stock exchanged for CSBI common stock if your shares of Lanier common stock are held as a capital asset within the meaning of Section 1221 of the Code at the effective time of the merger.

     Each Lanier shareholder is urged to consult his or her personal tax and financial advisor as to his or her specific federal income tax consequences, based on his or her own particular status and circumstances, and also as to any state, local, foreign or other tax consequences arising out of the merger.

Management and Operations After the Merger

     Directors and Executive Officers of Lanier and Lanier National Bank. At the effective time of the merger, Lanier will merge with and into CSBI. Immediately prior to the effective time of the merger, the directors and officers of Lanier will resign as of the effective time. The directors and officers of Lanier National Bank in office prior to the effective time of the merger may continue, at their discretion, to serve as directors and officers of the bank until the next regularly scheduled meeting of the bank's board of directors or until such time as their respective successors are duly elected. After the merger of Lanier and CSBI, we expect Lanier National Bank will merge with and into Georgia First Bank, N.A., CSBI's Gainesville, Georgia, national bank subsidiary. In the event the banks merge, we anticipate that Georgia First will be the surviving bank and will assume Lanier National Bank's locations. Further, Joseph D. Chipman, Jr., Lanier National Bank's current President and Chief Executive Officer, would become President and Chief Executive Officer of Georgia First and Ricky H. Pugh, Lanier National Bank's current Executive Vice President and Chief Lending Officer, would become Executive Vice President of Georgia First.

     Directors and Officers of CSBI. The directors and executive officers of CSBI in office at the effective time of the merger will remain in their positions in accordance with CSBI's bylaws.

Interests of Lanier's Employees and Directors in the Merger

     General. Some of Lanier's employees and directors may be deemed to have interests in the merger in addition to their interests as shareholders of Lanier generally. These interests include, among others, proposed employee benefits for those who become employees of a CSBI subsidiary after the merger, employment agreements with two of Lanier National Bank's current executive officers, and insurance coverage for Lanier's directors and officers, as described below.

     Employee Benefits. The merger agreement generally provides that CSBI will furnish to those employees of Lanier who become employees of a CSBI subsidiary after the effective time of the merger benefits under employee benefit plans which, when taken as a whole, are substantially similar to those currently provided by CSBI and its subsidiaries to their similarly situated employees. However, for a period of 12 months after the effective time of the merger, CSBI will provide generally to officers and employees of Lanier and Lanier National Bank benefits in accordance with the policies of CSBI. Furthermore, CSBI will waive any pre-existing condition exclusion under any employee health plan to the extent the condition was covered under the relevant Lanier benefit plan and the individual was covered by the Lanier benefit plan on the date which immediately precedes the effective time of the merger. For purposes of participation, vesting and benefit accrual under CSBI's employee benefit plans, service with Lanier prior to the effective time of the merger will be treated as service with CSBI or its subsidiaries.

     Employment Agreements. Lanier, Lanier National Bank and its President and Chief Executive Officer, Joseph D. Chipman, Jr., are currently bound by an employment agreement that provides, among other things, for a payment to Mr. Chipman following a change in control of Lanier. In order to avoid payment under the terms of the existing employment agreement and as a condition to the merger, Lanier, Lanier National Bank and Mr. Chipman will amend and restate the existing contract upon consummation of the merger. Pursuant to the amended and restated employment agreement, Mr. Chipman will serve as President and Chief Executive Officer of Lanier National Bank and then CSBI's Gainesville, Georgia, national bank subsidiary, Georgia First Bank, N.A., in the event Lanier National Bank merges with and into Georgia First. Similarly, Ricky H. Pugh, Executive Vice President and Chief Lending Officer of Lanier National Bank, currently has an employment agreement with Lanier and Lanier National Bank and will enter into an amended and restated employment agreement with Lanier and Lanier National Bank upon consummation of the merger of Lanier and CSBI. Under this agreement, Mr. Pugh will serve as Executive Vice President of Lanier National Bank and then Georgia First in the event Lanier National Bank merges with and into Georgia First.

     Mr. Chipman's employment agreement is for a term of three years and provides for an annual salary of $127,000, which is equal to his annual salary with Lanier National Bank as of the date of the merger agreement. Mr. Pugh's employment agreement is for a term of two years and provides for an annual salary of $82,000, which is equal to Mr. Pugh's annual salary with Lanier National Bank as of the date of the merger agreement. The compensation of Messrs. Chipman and Pugh will be reviewed by the board of directors of Lanier National Bank and, in the event Lanier National Bank merges with and into Georgia First, by the board of directors of Georgia First if Georgia First is the surviving bank resulting from the merger. The compensation of Messrs. Chipman and Pugh may be adjusted from year to year during the term of each of their respective agreements, subject to the approval of CSBI's compensation committee. During the term of their respective employment agreements, Messrs. Chipman and Pugh will be entitled to benefits substantially similar to those provided to executive officers of CSBI and its affiliated companies.

     In the event that either Messrs. Chipman's or Pugh's employment is terminated during the term of their respective employment agreements other than for "cause," or if Lanier National Bank breaches their employment agreements, the terminated employee will be entitled to receive compensation and benefits otherwise payable for the remaining portion of the term of the agreement (subject to several conditions). In the event there is a change in control of CSBI, if Lanier National Bank terminates the employment of either Messrs. Chipman or Pugh without cause, the terminated employee will receive a lump sum cash payment in an amount equal to the product of two and eleven twelfth's multiplied by the employee's highest annual compensation during the term of the employment agreement.

     Directors. Pursuant to the merger agreement, each director of Lanier National Bank may, at his discretion, serve as a director of Lanier National Bank until the next regularly scheduled meeting of the board of directors and officers of the bank or until such time as their respective successors are duly elected. Accordingly, those who continue to serve as directors of Lanier National Bank (and Georgia First in the event Lanier National Bank merges with and into Georgia First) will receive director fees at a rate that can be controlled by CSBI.

     Insurance. CSBI has agreed to provide directors' and officers' insurance coverage for those directors and officers of Lanier National Bank who continue to serve in such capacity after the effective time of the merger.

Conditions to Consummation

     The obligations of Lanier and CSBI to consummate the merger are subject to the satisfaction or waiver (to the extent permitted) of several conditions, including:

     . Lanier shareholders must have approved the merger agreement and the consummation of the merger as and to the extent required by law, Lanier's governing corporate instruments and the rules of the National Association of Securities Dealers;

     . the required regulatory approvals described under "Regulatory Matters" must have been received, generally without any conditions or requirements which would, in the reasonable judgment of CSBI's board of directors, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement so as to render inadvisable the consummation of the merger;

     . each party must have received all consents (other than those described in the preceding paragraph) required for consummation of the merger and for the prevention of a default under any contract of such party which, if not obtained or made, would reasonably likely have, individually or in the aggregate, a material adverse effect on such party, generally without any conditions or requirements which would, in the reasonable judgment of CSBI's board of directors, materially adversely affect the economic or business benefits of the transactions contemplated by the merger agreement so as to render inadvisable the consummation of the merger;

     . no court or regulatory authority may have taken any action which prohibits, restricts or makes illegal the consummation of the transactions contemplated by the merger agreement;

     . the registration statement registering the shares of CSBI common stock to be received by Lanier shareholders, of which this proxy statement/prospectus is a part, must have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement may have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement may have been initiated and be continuing and all necessary approvals under federal and state securities laws relating to the issuance or trading of the shares of CSBI common stock issuable pursuant to the merger must have been received;

     . each party must have received an opinion of Troutman Sanders LLP as to the matters set forth above under "Important Federal Income Tax Consequences;"

     . each of Joseph D. Chipman, Jr. and Ricky H. Pugh shall have entered into employment agreements with Lanier and Lanier National Bank, and each shall have terminated their existing employment agreements with such entities;

     . the other party's representations and warranties must remain accurate, and the other party must have performed all of the agreements and covenants to be performed by it pursuant to the merger agreement, and must have delivered certificates confirming satisfaction of the foregoing requirements and certain other matters;

     . each party must have received an opinion of the other party's counsel, dated the closing date, as to certain matters;

     . CSBI must have received letters from KPMG LLP with respect to certain financial information regarding Lanier;

     . CSBI must have received from each "affiliate" of Lanier an agreement stating, among other things, that he or she will comply with federal securities laws when transferring any shares of CSBI common stock received in the merger (see " Resales of CSBI Common Stock");

     . CSBI must have received from certain of the directors and executive officers of Lanier and Lanier National Bank an agreement stating, among other things, that he or she will support the merger and not compete against CSBI under certain conditions;

     . CSBI must have received a letter, dated as of the effective time of the merger, from KPMG LLP to the effect that the merger will qualify for pooling of interests accounting treatment; and

     . the shares of CSBI common stock issuable pursuant to the merger must have been approved for listing on the Nasdaq Stock Market.

     No assurances can be provided as to when or if all of the conditions precedent to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

     The conditions to consummation of the merger may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of Lanier shareholders.

Regulatory Matters

     The merger is subject to the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and the Georgia Department of Banking and Finance (the "Georgia Department"). Under these agencies' regulations, they are required, when approving a transaction such as the merger, to take into consideration the financial and managerial resources (including the competence, experience and integrity of the officers, directors and principal shareholders) and future prospects of the existing and proposed institutions and the convenience and needs of the communities to be served. In considering the financial resources and future prospects of the existing and proposed institutions, the Federal Reserve and the Georgia Department will, among other things, evaluate the adequacy of the capital level of the parties to the proposed transaction.

     In addition, federal regulations will prohibit the acquisition of a bank if it would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or if its effect in any section of the country would be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner result in a restraint of trade, unless the federal regulators find that the anti-competitive effects of an acquisition are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, under the Community Reinvestment Act of 1978, federal regulators must take into account CSBI's and Lanier's performance record in meeting the credit needs of their respective communities, including moderate and low-income neighborhoods.

     The merger generally may not be consummated until 15 days following the date of applicable federal regulatory approval, during which time the United States Department of Justice (the "Justice Department") may challenge the merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve's approval unless a court specifically ordered otherwise. CSBI and Lanier believe that the merger does not raise any other significant regulatory concerns.

     Federal regulations provide for the publication of notices and the administrative hearings relating to the federal filings noted above and permit interested parties to intervene in the proceedings. If interested parties intervene, administrative and judicial proceedings relating to the Federal Reserve filing could substantially delay the regulatory approvals required for consummation of the acquisition.

     CSBI and Lanier have filed or will file all applications and notices and have taken (or will take) other appropriate action with respect to any requisite approvals or other action of any governmental authority.

     The merger agreement provides that the obligation of each of CSBI and Lanier to consummate the acquisition is conditioned upon the receipt of all requisite regulatory approvals, including the approval of the Federal Reserve. There can be no assurance that any governmental agency will approve or take any other required action with respect to the acquisition, and, if approvals are received or action is taken, there can be no assurance as to the date of such approvals or action, that such approvals or action will not be conditioned upon matters that would cause the parties to abandon the acquisition, or that no action will be brought challenging such approvals or action, including a challenge by the Justice Department, if such a challenge is made, its result.

     Other than as summarized above, we are not aware of any governmental approvals or actions that may be required for consummation of the acquisition of Lanier. Should any other approval or action be required, we currently contemplate that we would seek such approval or action. To the extent that the above summary describes statutes and regulations, it is qualified in its entirety by reference to those particular statutes and regulations.

     The acquisition of Lanier cannot proceed in the absence of the requisite regulatory approvals. There can be no assurance that any regulatory approvals will be obtained or as to the dates of any such approvals. There can also be no assurance that our regulatory approvals will not contain a condition or requirement which causes them to fail to satisfy the conditions set forth in the merger agreement.

     See "-- Effective Time of the Merger," "-- Conditions to Consummation" and "-- Amendment, Waiver and Termination."

     In addition to the approvals and notifications of the regulatory authorities summarized above, we are subject to ongoing supervision, regulation and periodic examination by various federal and state regulatory agencies. Detailed discussions of such ongoing regulatory oversight and the laws and regulations under which it is carried out can be found in our Annual Reports on Form 10-K incorporated by reference herein. See "WHERE YOU CAN FIND MORE INFORMATION." Those discussions are qualified in their entirety by the actual language of the laws and regulations, which are subject to change based on possible future legislation and regulatory action.

Amendment, Waiver and Termination

     To the extent permitted by law, Lanier and CSBI, with the approval of their respective boards of directors, may amend the merger agreement by written agreement at any time without the approval of Lanier shareholders. However, after the approval of the merger by Lanier shareholders, no amendment may decrease the consideration to be received without the approval of Lanier shareholders.

     Prior to or at the effective time of the merger, either CSBI or Lanier may waive any default in the performance of any term of the merger agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the merger agreement, and may waive any of the conditions precedent to the obligations of such party under the merger agreement, except any condition that, if not satisfied, would result in the violation of an applicable law.

     The merger agreement may be terminated, and the merger abandoned, at any time prior to its effective time, by mutual consent of CSBI's and Lanier's boards of directors. In addition, the merger agreement may be terminated, and the merger abandoned, prior to the effective time of the merger by either CSBI or Lanier if:

     . the other party breaches and does not timely cure any representation or warranty contained in the merger agreement;

     . any consent of any regulatory authority required for consummation of the merger is denied by final nonappealable action of the regulatory authority or if any action taken by the regulatory authority is not appealed within the time limit for appeal, or Lanier shareholders fail to approve the merger agreement at the special meeting;

     . the merger has not been consummated by March 31, 2000 and the failure to consummate the merger by that date is not caused by a breach of the terminating party; or

     . any of the conditions precedent to the obligation of the terminating party to consummate the merger cannot be satisfied by March 31, 2000.

     The merger agreement may also be terminated by CSBI in the event that Lanier's board of directors fails to reaffirm, following a written request by CSBI for such reaffirmation, after Lanier has received an inquiry or proposal with respect to an "acquisition proposal" (generally, a tender offer or proposal for a merger, asset acquisition or other business combination), its approval of the merger and the transactions contemplated by the merger agreement (to the exclusion of any other acquisition proposal), or determines not to reaffirm the merger.

Conduct of Business Pending the Merger

     Under the merger agreement, Lanier has agreed, except as otherwise contemplated by the merger agreement or with the prior written consent of CSBI, to:

     .    operate its business only in the usual, regular and ordinary course;

     . preserve intact its business organizations and assets and maintain its rights and franchises;

     . use its reasonable efforts to cause its representations and warranties to be correct at all times,

     . take no action which would (i) adversely affect the ability of any party to obtain any consents required for the transactions contemplated by the merger agreement without imposition of a condition or restriction which, in the reasonable judgment of CSBI's board of directors, would so materially adversely impact the economic or business benefits of the transactions contemplated by the merger agreement as to render inadvisable the consummation of the merger, or
          (ii) adversely affect in any material respect the ability of either party to perform its covenants and agreements under the merger agreement.

     In addition, Lanier has agreed in the merger agreement not to take certain actions relating to the operation of its businesses pending consummation of the merger without the prior consent of the Chief Executive Officer of CSBI (which consent will not be unreasonably withheld). Such actions include, without limitation:

     . amending the articles of incorporation, bylaws or other governing corporate instruments of Lanier;

     . becoming responsible for any obligation for borrowed money in excess of an aggregate of $50,000, except in the ordinary course of business of Lanier consistent with past practices or allowing the imposition of a lien on any asset of Lanier;

     . acquiring or exchanging (other than exchanges in the ordinary course under employee benefit plans) any shares (or securities convertible into any shares) of capital stock of Lanier or paying any dividend on Lanier common stock, except that Lanier may pay a cash dividend at a rate not to exceed $0.19 per share to shareholders of record on December 30, 1999, unless the closing of the merger occurs prior to such date in which case any unpaid semiannual dividend shall not be paid;

     . subject to certain exceptions, issuing, selling or pledging additional shares of Lanier common stock, any rights to acquire any such stock or any security convertible into such stock;

     . adjusting or reclassifying any capital stock of Lanier or issuing or authorizing the issuance of any other securities in respect of or in substitution for shares of Lanier common stock or its subsidiaries' common stock, or otherwise disposing of any asset(s) having a book value in excess of $25,000, other than in the ordinary course for reasonable and adequate consideration;

     . acquiring control over any real property, subject to certain exceptions such as foreclosures and acquisitions made in a fiduciary capacity;

     . purchasing any securities or making any material investments in any person or otherwise acquiring direct or indirect control over any person subject to certain exceptions;

     . granting any increase in compensation or benefits to the employees or officers of Lanier or Lanier National Bank in excess of 5% on an annual basis (except in accordance with past practice and as previously disclosed to CSBI, or as required by law), paying any bonus, entering into or amending any severance agreements with officers of Lanier, granting any increase in compensation or other benefits to directors of Lanier or Lanier National Bank (except as previously disclosed to CSBI);

     . entering into or amending (unless required by law) any employment contract that Lanier or Lanier National Bank does not have the unconditional right to terminate without certain liability;

     . subject to certain exceptions, adopting any new employee benefit plan of Lanier or materially changing any existing plan or program;

     . making any significant change in tax or accounting methods, except for any change required by law or generally accepted accounting principles;

     . commencing any litigation other than in accordance with past practice or settling any litigation for money damages in excess of $25,000 or which places material restrictions on the operations of Lanier or any of its subsidiaries;

     . except in the ordinary course of business, modifying, amending or terminating any material contracts or waiving, releasing or assigning any material rights or claims; or

     . extending credit to any borrower in excess of an aggregate of $750,000.

     In addition, Lanier has agreed that neither it, nor its affiliates or representatives, will solicit an acquisition proposal (generally, a tender offer or proposal for a merger, asset acquisition or other business combination), other than the transactions contemplated by the merger agreement. Pursuant to the merger agreement, except to the extent necessary to comply with the fiduciary duties of Lanier's board of directors as determined by it after consulting with and considering the advice of counsel, neither Lanier, nor any affiliate or representative of Lanier, will furnish any non-public information that it is not legally obligated to furnish, or negotiate with respect to, or enter into any contract with respect to, any acquisition proposal. However, Lanier may communicate information about an acquisition proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel. In the merger agreement, Lanier also agreed to terminate any negotiations conducted prior to the date of the merger agreement with any parties other than CSBI with respect to any of the foregoing and agreed to use its reasonable efforts to cause its representatives to comply with any of the foregoing. Lanier has further agreed to promptly advise CSBI following the receipt of any acquisition proposal and its material details.

Expenses and Fees

     The merger agreement provides that each party will be responsible for its own direct costs and expenses incurred in connection with the negotiation and consummation of the transactions contemplated by the merger agreement, except that CSBI will pay the filing fee in connection with the registration statement and this proxy statement/prospectus and one-half of the printing costs incurred in connection with printing the registration statement and this proxy statement/prospectus. If the merger agreement is terminated by either party as a result of the other party's breach of its representations, warranties or agreements set forth in the merger agreement, breaching party will pay to the terminating party, as its sole remedy, the reasonable direct costs and expenses incurred by the terminating party in connection with the merger, plus $1,000,000.

Accounting Treatment

     The merger is anticipated to be accounted for on a pooling of interests basis. Under this method of accounting, as of the effective time of the merger, the assets and liabilities of CSBI and Lanier will be combined on CSBI's consolidated balance sheet. The unaudited pro forma financial information contained in this proxy statement/prospectus has been prepared using the pooling of interests accounting method. See "PRO FORMA COMBINED FINANCIAL DATA."

Resales of CSBI Common Stock

     The shares of CSBI common stock to be issued to Lanier shareholders in the merger have been registered under the Securities Act of 1933, as amended (the "Securities Act"). Such shares may be traded freely and without restriction by those shareholders not deemed to be "affiliates" of Lanier or CSBI as that term is defined under the Securities Act. Any subsequent transfer of such shares, however, by any person who is an affiliate of Lanier at the time the merger is submitted for a vote or consent of the shareholders of Lanier will, under existing law, require either:

     . the further registration under the Securities Act of the shares of CSBI common stock to be transferred;

     . compliance with Rule 145 promulgated under the Securities Act (permitting limited sales under certain circumstances); or

     .    the availability of another exemption from registration.

     An "affiliate" of Lanier, as defined by the rules promulgated pursuant to the Securities Act, is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Lanier. In addition, under the requirements for the pooling of interests method of accounting, the shares of CSBI common stock issued to affiliates are not transferable until such time as financial results covering at least 30 days of combined operations of CSBI and Lanier have been published. The foregoing restrictions are expected to apply to the directors, certain officers, and the beneficial holders of 10% or more of Lanier common stock (and to certain relatives or the spouse of any such person and any trust, estates, corporations, or other entities in which any such person has a 10% or greater beneficial or equity interest).

     In addition, Lanier has agreed that it will use its reasonable efforts to cause each person or entity that is an "affiliate" for purposes of complying with Rule 145 and the pooling of interests accounting rules to enter into a written agreement relating to such restrictions on sale or other transfer.

Dissenters' and Appraisal Rights

     Pursuant to the provisions of Sections 14-2-1301 through 14-2-1332 of the Georgia Business Corporation Code (the "Dissenters' Provisions"), any Lanier shareholder who desires to receive the "fair value" of his or her Lanier common stock in cash rather than to receive shares of CSBI common stock as part of the merger may do so if he or she complies with the Dissenters' Provisions. The following is a summary of the Dissenters' Provisions and is qualified in its entirety by the copy of the Dissenters' Provisions attached to this proxy statement/prospectus as Appendix B, which is incorporated by reference herein.

     The Dissenters' Provisions provide that any dissenting shareholder desiring to object to the merger and receive payment in cash for his or her shares of Lanier common stock must deliver, prior to the vote of Lanier shareholders on the merger agreement, written notice of his or her intent to demand payment for his or her shares of Lanier common stock if the merger is completed. The notice must be delivered to Lanier Bankshares, Inc., Attention: Corporate Secretary, 854 Washington Street, Gainesville, Georgia 30503. The demand must be in addition to, and separate from, any proxy or vote against the merger. Any dissenting shareholder must not vote in favor of the merger agreement.

     If the merger agreement is approved by Lanier shareholders, within ten days after the vote of the shareholders, Lanier will send by mail a written notice (the "Dissenters' Notice") to each Lanier shareholder who filed a written notice of his or her intent to dissent and who has not voted in favor of the merger agreement. The Dissenters' Notice will:

     . state where demand for payment must be sent, and set a date by which Lanier must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date of the Dissenters' Notice;

     . specify where and when share certificates must be deposited, or, in the case of uncertificated shares, the restrictions on the transfer of the uncertificated shares after the payment demand is received by Lanier; and

     .    be accompanied by a copy of the Dissenters' Provisions.

     The Dissenters' Notice is to be sent to each dissenting shareholder at his or her address as it appears in the Lanier stock transfer books or at such address as the dissenting shareholder supplies by notice to Lanier. Any dissenting shareholder who fails to demand payment or deposit share certificates where required by the date set in the Dissenters' Notice will no longer be entitled to payment for his or her shares of Lanier common stock under the Dissenters' Provisions.

     Within ten days after the later of (i) the effective time of the merger, or
(ii) the receipt of a demand for payment from a shareholder, Lanier must make a written offer of payment to each Lanier shareholder who demanded payment and deposited certificates as required, in the amount Lanier estimates to be the fair value of the dissenting shareholder's shares, plus any accrued interest from the effective time of the merger. Lanier's offer of payment must be accompanied by:

     . Lanier financial statements as of the end of a fiscal year ending not more than 16 months before the date of payment, and the latest available interim financial statements of Lanier;

     . a statement of Lanier's estimate of the fair value of the Lanier shares;

     .    an explanation of how the interest was calculated;

     . a statement of the dissenter's right to demand payment under Section 14-2-1327 of the Georgia Business Corporation Code; and

     . a copy of the Dissenters' Provisions of the Georgia Business Corporation Code.

     If the Lanier shareholder accepts Lanier's offer by written notice to Lanier within 30 days after Lanier's offer, or is deemed to have accepted such offer by failure to respond within 30 days, payment for his or her shares will be made within 60 days after the making of the offer or the effective time of
the merger, whichever is later.   If the merger is not completed within 60 days
after the date set for demanding payment and depositing share certificates, Lanier shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. If the merger is later consummated, Lanier must send a new Dissenters' Notice and repeat the payment demand procedure.

     Any dissenting shareholder who believes that Lanier's offer is less than the fair value of the shareholder's shares of Lanier, or who believes that Lanier has incorrectly calculated the interest due, may, in writing, notify Lanier of the shareholder's estimate of the fair value of the shares or interest due. If the shareholder's demand for payment remains unsettled, Lanier must commence a proceeding within 60 days after receiving the payment demand and petition the Superior Court of Hall County, Georgia to determine the fair value of the shares and the accrued interest. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the fair value of the shares. Each dissenting shareholder whose demand remains unsettled will be made a party to the proceeding and will be entitled to judgment for the amount the court finds to be the fair value of the shareholder's shares of Lanier, plus interest to the date of judgment.

     The court shall assess the costs of the appraisal proceeding against Lanier, however the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment for their shares. The court may also assess fees and attorneys expenses against any party the court finds to have acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by the Dissenters' Provisions.

     No action by any dissenter to enforce dissenters' rights may be brought more than three years after the effective time of the merger, regardless of whether notice of the merger and the right to dissent was given by Lanier in accordance with the Dissenters' Provisions.

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                  Pro Forma Condensed Combined Financial Data
                               December 31, 1998
                                  (Unaudited)

     The following unaudited pro forma condensed combined balance sheet as of December 31, 1998 gives effect, using the pooling of interests method of accounting, to the proposed acquisition by CSBI of 100% of Lanier (see note (a)) as if Lanier had been acquired by CSBI on January 1, 1998. This pro forma condensed balance sheet as of December 31, 1998 also gives effect, using the purchase method of accounting, to the proposed acquisition by CSBI of 100% of Haywood Bancshares, Inc. and its subsidiaries (see notes b - m). This pro forma condensed combined balance sheet should be read in conjunction with the notes to the pro forma financial statements and the separate financial statements and related notes of the respective entities.


                                 Historical   Historical    Pro Forma      Pro Forma    Historical      Pro Forma       Pro Forma
                                    CSBI        Lanier     Adjustments   Consolidated     Haywood      Adjustments    Consolidated
                                ------------  -----------  ------------  -------------  -----------  ---------------  -------------
                                                       (Amounts in thousands, except percentages and ratios)
Assets
------
 Cash and due from banks         $   51,420     $  4,788                   $   56,208     $  1,525                      $   57,733
 Federal funds sold                  30,550        2,600                       33,150        1,714                          34,864
 Interest bearing deposits            4,949           42                        4,991          805                           5,796
 Investment securities              166,884       25,276                      192,160       29,769    $     30 (d)         221,959
 Net loans                          833,853       76,100                      909,953      110,793                       1,020,746
 Premises and equipment              25,300        3,508                       28,808        1,565       1,750 (f)          32,123
 Goodwill and intangibles             4,637           --                        4,637          675       3,856 (h)           9,168
 FHLB stock                           4,682          336                        5,018        1,427                           6,445
 Investment in mortgage
  servicing rights                       --           --                           --          978                             978
 Foreclosed assets                    4,773            9                        4,782            7                           4,789
 Other assets                        19,672        3,092                       22,764        1,698                          24,462
                                --------------------------------------------------------------------------------------------------
        Total Assets             $1,146,720     $115,751                   $1,262,471     $150,956     $ 5,636          $1,419,063
                                ==================================================================================================

Liabilities
-----------
 Deposits:
   Noninterest bearing           $  143,008     $ 17,033                   $  160,041     $    242                      $  160,283
   Other interest bearing           850,300       84,714                      935,014      116,520                       1,051,534
                                --------------------------------------------------------------------------------------------------
        Total Deposits           $  993,308     $101,747                   $1,095,055     $116,762                      $1,211,817

 Federal funds purchased         $       --     $     --                                  $     --                      $       --
 FHLB advances                       16,280        1,334                   $   17,614       10,500                          28,114
 Long term debt                          35           51                           86           --                              86
 Other borrowed funds                    --          171                          171           --     $13,311 (b)          13,482
 Other liabilities                   11,045        1,819                       12,864        2,147         856 (g)          15,867
                                --------------------------------------------------------------------------------------------------
        Total Liabilities        $1,020,668     $105,122                   $1,125,790     $129,409     $14,167          $1,269,366

Shareholders' Equity
--------------------
 Common stock                    $   11,787     $  1,238         $ 312         13,337     $  1,250     $  (695)(b)(e)   $   13,892
 Surplus                             36,106        5,230          (731)        40,605        3,522       9,234 (b)(c)       53,361
 Retained earnings                   78,219        4,491                       82,710       16,937     (17,232)(e)          82,415
 Treasury stock                      (1,051)        (419)          419         (1,051)          --                          (1,051)
 Unearned compensation-
   restricted stock awards                            --
 Accumulated other comprehensive
  income (loss)                         991           89                        1,080         (162)        162 (e)           1,080
                                --------------------------------------------------------------------------------------------------
  Total Shareholders' Equity     $  126,052     $ 10,629         $  --        136,681     $ 21,547     $(8,531)         $  149,697
                                --------------------------------------------------------------------------------------------------
  Total Shareholders' Equity
   and Liabilities               $1,146,720     $115,751         $  --     $1,262,471     $150,956     $ 5,636 (e)      $1,419,063
                                ==================================================================================================

Tier 1 Capital to Assets              10.54%        9.11%                       10.41%       14.00%                           9.89%
Long-Term Debt to Equity Ratio         0.03%        2.09%                        0.19%        0.00%                           9.06%

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                   Pro Forma Condensed Combined Balance Sheet
                               September 30, 1999
                                  (Unaudited)

     The following unaudited pro forma condensed combined balance sheet as of September 30, 1999 gives effect, using the pooling of interests method of accounting, to the proposed acquisition by CSBI of 100% of Lanier (see note (a)) as if Lanier had been acquired by CSBI on January 1, 1999. This pro forma condensed balance sheet as of September 30, 1999 also gives effect, using the purchase method of accounting, to the proposed acquisition by CSBI of 100% of Haywood Bancshares, Inc. and its subsidiaries (see notes b - m). This pro forma condensed combined balance sheet should be read in conjunction with the notes to the pro forma financial statements and the separate financial statements and related notes of the respective entities.

                                   Historical   Historical    Pro Forma     Pro Forma    Historical      Pro Forma       Pro Forma
                                      CSBI        Lanier     Adjustment   Consolidated     Haywood      Adjustments    Consolidated
                                  ------------  -----------  -----------  -------------  -----------  ---------------  -------------
                                                        (Amounts in thousands, except percentages and ratios)
Assets
------
 Cash and due from banks           $   39,442     $  4,600                  $   44,042     $  2,070                      $   46,112
 Federal funds sold                    14,380        4,600                      18,980          694                          19,674
 Interest bearing deposits              2,444           22                       2,466          158                           2,624
 Investment securities                192,369       29,777                     222,146       30,669       $  (340)(d)       252,475
 Net loans                            912,504       74,635                     987,139      108,560                       1,095,699
 Premises and equipment                26,692        3,469                      30,161        1,486         1,704 (f)        33,351
 Goodwill and intangibles               4,295           --                       4,295          636         3,755 (h)         8,686
 FHLB stock                             4,284          347                       4,631        1,108                           5,739
 Investment in mortgage
  servicing rights                         --           --                          --        1,228                           1,228
 Foreclosed assets                      3,358          160                       3,518           60                           3,578
 Other assets                          22,408        3,281                      25,689        1,478                          27,167
                                 --------------------------------------------------------------------------------------------------
          Total Assets             $1,222,176     $120,891           --     $1,343,067     $148,147       $ 5,119        $1,496,333
                                 ==================================================================================================

Liabilities
-----------
 Deposits:
  Noninterest bearing              $  137,282     $ 16,326                  $  153,608     $    383                      $  153,946
  Other interest bearing              892,278       90,351                     982,629      116,621                       1,099,250
                                 --------------------------------------------------------------------------------------------------
          Total Deposits           $1,029,560     $106,677           --     $1,136,237     $116,959                      $1,253,196

 Federal funds purchased               10,895           --                      10,895           --                          10,895
 FHLB advances                         39,205        1,318                      40,523        7,000                          47,523
 Long term debt                            32           21                          53           --                              53
 Other borrowed funds                     200          154                         354           --       $13,311 (b)        13,665
 Other liabilities                     11,429        1,214                      12,643        2,342           730 (g)        15,715
                                 --------------------------------------------------------------------------------------------------
          Total Liabilities        $1,091,321     $109,384           --     $1,200,705     $126,301       $14,041        $1,341,047

Shareholders' Equity
---------------------
 Common stock                      $   11,768     $  1,238        $ 312     $   13,318     $  1,250       $  (695)(b)(e) $   13,873
 Surplus                               36,002        5,230         (731)        40,501        3,522         9,234 (b)(e)     53,257
 Retained earnings                     85,805        5,688                      91,493       17,346       (17,380)(e)        91,459
 Treasury stock                            --         (419)         419             --           --            --                --
 Unearned compensation-
   restricted stock awards               (795)                                    (795)          --                            (795)
 Accumulated other comprehensive
  income (loss)                        (1,925)        (230)                     (2,155)        (272)          (81)(c)        (2,508)
                                 --------------------------------------------------------------------------------------------------

  Total Shareholders' Equity       $  130,855     $ 11,507           --     $  142,362     $ 21,846       $(8,922)(e)    $  155,286
  Total Shareholders' Equity and
    Liabilities                    $1,222,176     $120,891           --     $1,343,067     $148,147       $ 5,119        $1,496,333
                                ===================================================================================================

Tier 1 Capital to Assets                10.55%        9.71%                      10.47%       14.56%                          10.02%
Long-Term Debt to Equity Ratio           0.18%        1.52%                       0.29%        0.00%                           8.83%

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                        Pro Forma Financial Information
               Pro Forma Condensed Combined Statements of Income
                  For the nine months ended September 30, 1999
                                  (Unaudited)

      The following unaudited pro forma condensed combined statements of income for the nine months ended September 30, 1999 gives effect to the proposed acquisition of all of the issued and outstanding shares of Lanier (see note (a)) using the pooling of interests method of accounting. The pro forma condensed combined statement of income reflects the pro forma results of operations of CSBI and Lanier together with applicable adjustments, as if Lanier had been acquired by CSBI on January 1, 1999. This pro forma condensed combined statement of income for the nine months ended September 30, 1999 also gives effect, using the purchase method of accounting, to the proposed acquisition by CSBI of all of the issued and outstanding shares of Haywood Bancshares, Inc. and its subsidiaries (see notes b - m). This pro forma combined statement of income should be read in conjunction with the notes to the pro forma financial statements and the separate financial statements and related notes of the respective entities.

                              Historical  Historical   Pro Forma    Pro Forma    Historical     Pro Forma      Pro Forma
                                 CSBI       Lanier    Adjustments  Consolidated   Haywood      Adjustments    Consolidated
                              ----------  ----------  -----------  ------------  ----------  ---------------  ------------
                                                    (Amounts in thousands, except per share amounts)
Interest income                  $74,107      $7,055                    $81,162      $7,976      $   4 (i)         $89,142
Interest expense                  30,148       3,226                     33,644       4,116        699 (j)          38,459
                            ----------------------------------------------------------------------------------------------
   Net interest income            43,689       3,829                     47,518       3,860       (695)             50,683

Provision for loan losses          1,743         120                      1,863         170                          2,033
                            ----------------------------------------------------------------------------------------------

   Net interest income after
       provision for loan         41,946       3,709                     45,655       3,690       (695)             48,650
        losses

Noninterest income                 9,226         525                      9,751         524                         10,275
Noninterest expense               33,466       2,262                     35,728       2,599        224 (k)(l)       38,551
                            ----------------------------------------------------------------------------------------------
    Income before income          17,706       1,972                     19,678       1,615       (919)             20,374
     taxes

Income tax expense (benefit)       5,910         571                      6,481         606       (260)(m)           6,827
                            ----------------------------------------------------------------------------------------------

     Net Income                  $11,796      $1,401                    $13,197      $1,009      $(659)            $13,547
                            ==============================================================================================

Earnings per share:
    Basic                          $1.01       $1.17                      $0.99       $0.81                          $0.98
    Diluted                        $1.00       $1.14                      $0.98       $0.81                          $0.97

Weighted average shares
   outstanding:
    Basic                         11,745       1,200        1,550        13,295       1,250        555(c)           13,850
    Diluted                       11,854       1,234        1,594        13,448       1,250        555(c)           14,003

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                        Pro Forma Financial Information
               Pro Forma Condensed Combined Statements of Income
                      For the year ended December 31, 1998
                                  (Unaudited)

      The following unaudited pro forma condensed combined statements of income for the year ended December 31, 1998 gives effect to the proposed acquisition of all of the issued and outstanding shares of Lanier (see note (a)) using the pooling of interests method of accounting. The pro forma condensed combined statement of income reflects the pro forma results of operations of CSBI and Lanier together with applicable adjustments, as if Lanier had been acquired by CSBI on January 1, 1998. This pro forma condensed combined statement of income for the year ended December 31, 1998 also gives effect, using the purchase method of accounting, to the proposed acquisition by CSBI of all of the issued and outstanding shares of Haywood Bancshares, Inc. and its subsidiaries (see notes (b - m)). This pro forma combined statement of income should be read in conjunction with the notes to the pro forma financial statements and the separate financial statements and related notes of the respective entities.

                             Historical  Historical   Pro Forma    Pro Forma    Historical      Pro Forma      Pro Forma
                                CSBI       Lanier    Adjustments  Consolidated    Haywood      Adjustments    Consolidated
                             ----------  ----------  -----------  ------------  -----------  ---------------  ------------
                                                   (Amounts in thousands, except per share amounts)
Interest income                 $99,478      $9,131                   $108,609     $11,086      $     4           $119,699

Interest expense                 42,611       4,281                     46,892       6,061          979 (I)         53,932
                           -----------------------------------------------------------------------------------------------
   Net interest income           56,867       4,850                     61,717       5,025         (975)            65,767

Provision for loan losses         3,135         290                      3,425          20                           3,445
                           -----------------------------------------------------------------------------------------------

   Net interest income
    after provision for loan
    losses                       53,732       4,560                     58,292       5,005         (975)            62,322

Noninterest income               15,824         724                     16,548      (1,345)                         15,203
Noninterest expense              46,766       2,711                     49,477       3,247          295 (k)(l)      53,019
                           -----------------------------------------------------------------------------------------------
    Income before income
     taxes                       22,790       2,573                     25,363         413       (1,270)            24,506

Income tax expense                7,412         756                      8,168         155         (363)(m)          7,960
                           -----------------------------------------------------------------------------------------------

     Net Income                 $15,378      $1,817                   $ 17,195     $   258       $ (907)         $ 16,546
                           ===============================================================================================

Earnings per share:
    Basic                         $1.32       $1.51                      $1.30       $0.21                           $1.20
    Diluted                       $1.30       $1.48                      $1.28       $0.21                           $1.18

Weighted average shares
   outstanding:
    Basic                        11,664       1,200        1,550        13,214       1,248          555 (c)         13,769
    Diluted                      11,861       1,230        1,589        13,450       1,248          555 (c)         14,005

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                        Pro Forma Financial Information
               Pro Forma Condensed Combined Statements of Income
                      For the year ended December 31, 1997
                                  (Unaudited)

     The following unaudited pro forma condensed combined statements of income for the year ended December 31, 1997 gives effect to the proposed acquisition of all of the issued and outstanding shares of Lanier (see note (a)) using the pooling of interests method of accounting. The pro forma condensed combined statement of income reflects the pro forma results of operations of CSBI and Lanier together with applicable adjustments, as if Lanier had been acquired by CSBI on January 1, 1997. This pro forma combined statement of income should be read in conjunction with the notes to the pro forma financial statements and the separate financial statements and related notes of the respective entities.

                                         Historical           Historical           Pro Forma             Pro Forma
                                            CSBI                Lanier            Adjustments           Consolidated
                                       --------------       --------------      ---------------        ---------------
                                                        (Amounts in thousands, except per share amounts)
Interest income                            $97,317               $7,604                                    $104,921
Interest expense                            43,713                3,547                                      47,260
                                   --------------------------------------------------------------------------------
   Net interest income                      53,604                4,057                                      57,661

Provision for loan losses                    5,397                  170                                       5,567
                                   --------------------------------------------------------------------------------

   Net interest income after
       provision for loan losses            48,207                3,887                                      52,094

Noninterest income                          10,933                  654                                      11,587
Noninterest expense                         43,952                2,488                                      46,440
                                   --------------------------------------------------------------------------------
    Income before income taxes              15,188                2,053                                      17,241

Income tax expense (benefit)                 4,219                  647                                       4,866
                                   --------------------------------------------------------------------------------

     Net Income                            $10,969               $1,406                                    $ 12,375
                                   ================================================================================

Earnings per share:
    Basic                                    $0.95                $1.15                                       $0.95
    Diluted                                  $0.93                $1.13                                       $0.93

Weighted average shares
   outstanding:
    Basic                                   11,537                1,225                 1,550                13,087
    Diluted                                 11,801                1,248                 1,550                13,351

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
                        Pro Forma Financial Information
               Pro Forma Condensed Combined Statements of Income
                      For the year ended December 31, 1996
                                  (Unaudited)

     The following unaudited pro forma condensed combined statements of income for the year ended December 31, 1996 gives effect to the proposed acquisition of all of the issued and outstanding shares of Lanier (see note (a)) using the pooling of interests method of accounting. The pro forma condensed combined statement of income reflects the pro forma results of operations of CSBI and Lanier together with applicable adjustments, as if Lanier had been acquired by CSBI on January 1, 1996. This pro forma combined statement of income should be read in conjunction with the notes to the pro forma financial statements and the separate financial statements and related notes of the respective entities.


                                         Historical             Historical             Pro Forma              Pro Forma
                                            CSBI                  Lanier              Adjustments           Consolidated
                                       --------------         --------------        ---------------       ----------------
                                                          (Amounts in thousands, except per share amounts)
Interest income                            $92,756                 $6,637                                       $99,393
Interest expense                            41,919                  3,243                                        45,162
                                   ------------------------------------------------------------------------------------
   Net interest income                      50,837                  3,393                                        54,230

Provision for loan losses                    2,350                    120                                         2,470
                                   ------------------------------------------------------------------------------------

   Net interest income after
       provision for loan losses            48,487                  3,273                                        51,760

Noninterest income                          10,234                    547                                        10,781
Noninterest expense                         39,461                  2,248                                        41,709
                                   ------------------------------------------------------------------------------------
    Income before income taxes              19,260                  1,573                                        20,833

Income tax expense (benefit)                 5,437                    486                                         5,923
                                   ------------------------------------------------------------------------------------

     Net Income                            $13,823                 $1,087                                       $14,910
                                   ====================================================================================

 Earnings per share:
    Basic                                    $1.21                  $0.96                                         $1.15
    Diluted                                  $1.18                  $0.94                                         $1.13

Weighted average shares
   outstanding:
    Basic                                   11,468                  1,138                  1,550                 13,018
    Diluted                                 11,701                  1,152                  1,550                 13,251

                 CENTURY SOUTH BANKS, INC. AND SUBSIDIARIES AND
                    LANIER BANKSHARES, INC. AND SUBSIDIARIES
               Notes to Unaudited Pro Forma Financial Statements


        The following notes describe the pro forma adjustments necessary to reflect the acquisition of Lanier, as described in note (a), by CSBI as of September 30, 1999 and December 31, 1998.

     (a) On October 20, 1999, CSBI entered into a Merger Agreement whereby CSBI will acquire 1,200,000 outstanding shares of Lanier common stock in an exchange of its common stock. Pursuant to the terms of the Merger Agreement, CSBI will exchange its common shares for the shares of Lanier common stock. The precise Exchange Ratio will depend upon the average closing price of CSBI common stock on the Nasdaq National Market over a 20-day trading period ending five days prior to the effective time of the merger. If the average closing price of CSBI common stock is less than or equal to $21.50, the exchange ratio will be 1.44186. If the average closing price of CSBI common stock is greater than or equal to $26.50, the exchange ratio will be 1.16981. If the average closing price is greater than $21.50 but less than $26.50, the exchange ratio will be between 1.44186 and 1.16981. For purposes of the pro formas the exchange ratio of 1.29167 was used.

          On August 5, 1999, CSBI entered into the Merger Agreement whereby CSBI will acquire 1,250,356 outstanding shares of Haywood common stock in an exchange of its common shares and cash. Pursuant to the terms of the Merger Agreement, as amended, CSBI will exchange its common shares and cash for the shares of Haywood common stock. The precise Exchange Ratio will depend upon the market value of CSBI common stock immediately prior to the Effective Time. In addition the Merger Agreement, as amended, provides that 50% of the total merger consideration paid by CSBI must be paid in CSBI common stock and 50% must be paid in cash. If CSBI's market value is between $24.00 and $27.00 per share, the exchange ratio will be decreased so that Haywood's common stock will be valued at approximately $23.95 per share. If CSBI's market value is lower than $24.00 per share, the exchange ratio will be increased so that Haywood's common stock will be valued at approximately $21.30 per share.
     (b) Reflects the issuance of approximately 555,000 shares of CSBI common stock and a draw on CSBI's line of credit approximately $13,311,000 based on an exchange ratio of .8874 and CSBI's stock price of $24.00.
     (c) Pro forma weighted average number of common shares and share equivalents includes the historical amounts for CSBI increased by the additional shares that would have been outstanding had the acquisition of Haywood taken place as of the beginning of the respective periods.
     (d) Reflects the write-up/write-down of investment securities of Haywood to approximate fair value as of September 30, 1999 and December 31, 1998.
     (e)  Reflects the elimination of the equity accounts of Haywood.
     (f) Reflects the write-up of the land and buildings of Haywood to approximate fair value, including the income tax effects.
     (g) Reflects the funding of all existing benefit plans of Haywood to provide for termination of the plans as provided in the Merger Agreement.
     (h) Reflects the excess of the purchase price of Haywood over the net assets acquired after reflecting the adjustments to the purchase price and to the approximate fair value described in notes (d), (f) and (g). The excess of the purchase price over net assets acquired has been recorded as goodwill. Goodwill is being amortized on a straight-line basis over 20 years.
     (i) Reflects the accretion over the estimated terms of the related securities of the discount applied to investment securities of Haywood in writing down such securities to approximate fair value.
     (j) Reflects interest expense at the prime rate minus 1% based on an average prime rate of 8% for the period ended September 30, 1999 and 8.355% for the year ended December 31, 1998.
     (k) Reflects the amortization of the excess purchase price over the net assets acquired of Haywood using the straight-line method over a 20 year period.
     (l) Reflects the depreciation on the adjustment to write-up Haywood's premises to approximate fair value on a straight-line basis over 20 years.
     (m)  Reflects the income tax adjustments in notes (g), (i), (j), (k), and
          (l) using a tax rate of 34%. Amortization of goodwill is treated as a non-deductible expense in computing the income tax effect.

                             INFORMATION ABOUT CSBI

General

     CSBI is a multi-bank holding company headquartered in Dahlonega and Macon, Georgia. CSBI conducts operations in Georgia, Tennessee, and Alabama through its 11 commercial banking subsidiaries. The principal assets of CSBI are all of the issued and outstanding shares of common stock of its bank subsidiaries. CSBI's bank subsidiaries do not currently operate under a single brand name.

     As of September 30, 1999, on a consolidated basis, CSBI had approximately $1.2 billion in assets, $1.03 billion in deposits, 30 offices and 650 employees.

Recent Developments

     In August of 1999, CSBI announced a plan to consolidate its two Georgia headquarters into one office located in Alpharetta, Georgia, a suburb of Atlanta. The dual Georgia headquarters had resulted from a previously consummated merger transaction. As part of its post-merger integration plan, CSBI also announced that it would build a single identity for its 11 different bank brands. When CSBI's single bank brand initiative is completed, all of CSBI's banks will operate under the "Century South Bank" brand name. Each of CSBI's banks will continue to foster and promote CSBI's community bank philosophy of autonomous decision-making and responsive, personal service.

     In connection with the headquarters consolidation and single bank brand initiative, CSBI expects to record charges of approximately $1.8 million, after taxes, during the fourth quarter of 1999. While this is CSBI's best estimate of the expected costs of its post-merger integration plan, there can be no assurance that CSBI will not incur additional charges in excess of its estimate. The non-recurring charge includes costs to: (i) move CSBI's Dahlonega and Macon, Georgia headquarters to Alpharetta, Georgia; (ii) reduce employment at the two headquarters and pay related severance benefits; (iii) rename CSBI's banks and market the uniform "Century South Bank" brand name; (iv) revise and update operating policies and procedures; and (v) write-off redundant and outdated equipment.

     Also in August of 1999, CSBI entered into a definitive agreement to acquire Haywood Bancshares, Inc., a bank holding company headquartered in Waynesville, North Carolina, with consolidated assets, as of September 30, 1999, of approximately $150 million. It is expected that the acquisition, which is subject to shareholder and regulatory approvals, will be accounted for as a purchase and will be valued at approximately $25.6 million. See "PRO FORMA COMBINED FINANCIAL DATA."

        In October of 1999, CSBI announced a stock repurchase program whereby CSBI will repurchase up to 550,000 shares of its common stock to be used in proposed business combinations. CSBI suspended its repurchase program on November 12, 1999 and will not restart the program until after it has completed the acquisition of Haywood. See "THE MERGER -- Merger Consideration." As of November 12, 1999, CSBI had repurchased a total of 244,000 shares of its common stock.

Subsidiaries

        CSBI's business strategy has been to focus primarily on providing quality, community-based financial services to the communities its banking subsidiaries serve. It has sought to achieve economies of scale by centralizing the credit analyses, loan reviews, check clearing, statement preparation, and investment, audit, and data processing needs of its subsidiary banks.

        CSBI's subsidiary banks provide a wide range of banking services in their local markets for individuals and commercial customers, including small and mid-size businesses, public agencies and local governments. The lending policy of its subsidiary banks is to minimize credit losses by following uniform credit approval standards, maintain a diversified loan portfolio, maintain a relatively modest average loan size and conduct ongoing review and management of the loan portfolio. CSBI's subsidiary banks are active residential mortgage lenders and their commercial loans are generally made to established local businesses. The banks neither have a significant amount of construction loans, highly leveraged transaction loans nor loans to foreign countries. No material portion of the banks' deposits has been obtained from a single or small group of customers and the loss of any customer's deposits, or a small group of customers' deposits, would not have a material adverse effect on the business of CSBI.

Acquisitions

     CSBI's profitability and market share have increased largely through CSBI's acquisitions of other financial institutions. Listed below are acquisitions completed in the last several years:

     . On April 14, 1995, CSBI completed the acquisition of Gwinnett Bancorp, Inc., a bank holding company for Gwinnett National Bank, and First Community Bank of Dawsonville, in transactions accounted for as a pooling of interests.

     . On December 14, 1995, CSBI completed the acquisition of Peoples Bank in a transaction accounted for as a pooling of interests.

     . On December 27, 1995, CSBI completed the acquisition of Bank of Danielsville in a transaction accounted for as a pooling of interests.

     . On December 16, 1997, CSBI completed the acquisition of Bank Corporation of Georgia, a bank holding company for First South Bank, N.A. and AmeriBank, N.A., in a transaction accounted for as a pooling of interests.

     . On April 13, 1999, CSBI completed the acquisition of Independent Bancorp, Inc., a bank holding company for Independent Bank of Oxford, in a transaction accounted for as a pooling of interests.

     As CSBI's recent and pending acquisitions indicate, CSBI regularly evaluates the potential acquisition of, and holds discussions with, various financial institutions and other businesses of a type eligible for bank holding company investment. CSBI expects to continue to develop its franchise through acquisitions which may, among other things and depending on the terms of these transactions, have a dilutive effect on the per share earnings or book value of CSBI common stock. Moreover, these acquisitions sometimes result in significant front-end charges against earnings, although cost savings, especially incident to in-market acquisitions, also frequently occur.

Additional Information

     More information about CSBI can be found in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q incorporated by reference herein. See "WHERE YOU CAN FIND MORE INFORMATION."

                            INFORMATION ABOUT LANIER

General

     Lanier is a registered bank holding company incorporated in Georgia on November 3, 1988. Lanier was formed for the purpose of serving as the holding company for its banking subsidiary, Lanier National Bank. Lanier's primary activities consist of holding all of the common stock of Lanier National Bank and operating its banking business.

Subsidiaries

     Lanier's principal subsidiary is Lanier National Bank, which opened for business on August 1, 1989 as a full-service commercial bank without trust powers. Lanier National Bank offers personal and business checking accounts, interest-bearing checking accounts, savings accounts, and various types of certificates of deposit. Lanier National Bank also offers consumer/installment loans, construction loans, and home equity lines of credit. In addition, Lanier National Bank provides the following services: official bank checks and money orders, Mastercard credit cards, safe deposit boxes, travelers' checks, bank-by-mail, direct deposit of payroll and Social Security checks, U.S. Savings Bonds, wire transfer of funds, and a night depository. Lanier National Bank also offers individual retirement accounts.

Additional Information

     More information about Lanier can be found in its Quarterly Report on
Form 10-Q for the quarter ended September 30, 1999 and its Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which accompany this proxy
statement/prospectus and are incorporated by reference herein.   See also "WHERE
YOU CAN FIND MORE INFORMATION."

                             SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth information, as of December 20, 1999, regarding shares of Lanier common stock beneficially owned by (i) each of Lanier's directors and executive officers; (ii) all of Lanier's directors and executive officers as a group; and (iii) each person known by Lanier to be the beneficial owner of more than 5% of Lanier common stock. Except as otherwise noted below, the information in the table is based on information furnished by each owner to Lanier.

                                                             Amount and Nature of      Percent
Name of Beneficial Owner                                     Beneficial Ownership      of Class
------------------------                                     --------------------      --------
John W. Browning, III, M.D..................................       42,590                3.5
Joseph D. Chipman, Jr.......................................       87,820(1)             7.2
C. Edmondson Daniel.........................................       35,950                3.0
J. Austin Edmondson.........................................       31,412                2.6
Jeffrey D. Hunt.............................................       17,207(3)             1.4
Jerry D. Jackson............................................       39,034(4)             3.3
R.  Thomas Jarrard..........................................       41,000(5)             3.4
Ricky H. Pugh...............................................       17,240(6)             1.4
Carlton W. Rogers, Sr.......................................        9,100                0.8
Stewart Teaver..............................................       45,853(7)             3.8
Michael Wilson..............................................        2,500                0.2
Henry W. Wallis, Jr.(8).....................................       80,000                6.7
Directors and executive officers as a group (11 persons)....      449,746               37.1

--------------
(1) Consists of (a) 75,600 shares owned directly by Mr. Chipman, (b) 4,600 shares owned by his spouse as to which beneficial ownership is shared, (c) 1,620 shares owned by Mr. Chipman's sons as to which beneficial ownership is shared, and (d) 6,000 shares of immediately exercisable options. Mr. Chipman's business address is 854 Washington Street, Gainesville, Georgia 30501.
(2) Consists of (a) 6,400 shares owned directly by Mr. Coker, (b) 32,200 shares owned by Lewis W. Coker Enterprises, as to which beneficial ownership is shared, and (c) 18,000 shares owned by Coker Equipment Co., as to which beneficial ownership is shared.
(3) Consists of (a) 14,007 shares owned directly by Mr. Hunt, (b) 200 shares as custodian for his children, and (c) 3,000 shares in immediately exercisable options.
(4) Consists of 18,200 shares owned directly by Mr. Jackson, (b) 20,534 shares owned jointly by Mr. Jackson and his spouse, and (c) 300 shares owned by Mr. Jackson's spouse, as to which beneficial ownership is shared.
(5) Consists of 37,000 shares owned directly by Mr. Jarrard, and (b) 4,000 shares owned jointly by Mr. Jarrard and his spouse.
(6) Consists of (a) 10,500 shares owned directly by Mr. Pugh, (b) 1,474 shares held by Mr. Pugh's spouse, as to which beneficial ownership is shared, (c) 383 shares held by Mr. Pugh as custodian for his son, as to which beneficial ownership is shared, (d) 383 shares held by Mr. Pugh as custodian for his other son, as to which beneficial ownership is shared, and (e) 4,500 shares in immediately exercisable options.
(7) Consists of (a) 7,948 shares owned directly by Mr. Teaver, (b) 9,982 shares held by Mr. Teaver as custodian for his son, as to which beneficial ownership is shared, (c) 9,135 shares held by Mr. Turner as custodian for his daughter, as to which beneficial ownership is shared, (d) 10,840 shares held jointly By Mr. Teaver and his spouse, and (e) 7,948 shares held by Mr. Teaver's spouse, as to which beneficial ownership is shared.
(8)  Mr. Wallis' address is 60 Club Drive, Gainesville, Georgia  30503.

                   COMPARATIVE RIGHTS OF LANIER SHAREHOLDERS
                             AND CSBI SHAREHOLDERS



     The following is a comparison of certain rights of Lanier shareholders and those of CSBI shareholders. Certain significant differences in the rights of Lanier shareholders and those of CSBI shareholders arise from differing provisions of Lanier's and CSBI's respective governing corporate instruments.

     The following summary does not purport to be a complete statement of the provisions affecting, and differences between, the rights of Lanier shareholders and those of CSBI shareholders. The identification of specific provisions or differences is not meant to indicate that other equally or more significant differences do not exist. This summary is qualified in its entirety by reference to the Georgia Business Corporation Code and to the respective governing corporate instruments of Lanier and CSBI, to which Lanier shareholders are referred.

Authorized Capital Stock

     Lanier. Lanier is authorized to issue 10,000,000 shares of common stock, $1.00 par value per share, of which 1,200,000 shares were issued and outstanding as of the date of this proxy statement/prospectus. Lanier's articles of incorporation provide that shareholders do not have a preemptive right to acquire authorized and unissued shares of Lanier.

     Under Lanier's bylaws, each shareholder is entitled to one vote for each share of common stock owned. A majority of Lanier's outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum. A majority of the shares represented and entitled to vote at a meeting of shareholders is sufficient to take action on a matter, unless otherwise provided by applicable law, the articles of incorporation or bylaws. As allowed under Georgia law, action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote by means of a written consent signed by all of the shareholders entitled to take action.

     CSBI. CSBI is authorized to issue 30,000,000 shares of common stock, $1.00 par value per share, of which 11,793,980 shares were issued and 11,549,980 shares were outstanding as of December 20, 1999. CSBI has no authorized shares of preferred stock. As of December 20, 1999, 500,000 shares of CSBI common stock were reserved for issuance upon the exercise of outstanding stock options and purchases under CSBI's 1994 Incentive Stock Option Plan; 500,000 shares were reserved for issuance under CSBI's 1998 Executive Stock Plan; 500,000 shares were reserved pursuant to CSBI's Dividend Reinvestment Plan, 500,000 shares were reserved pursuant to CSBI's Employee Stock Ownership Plan; and 105,143 shares were reserved pursuant to options granted to certain executive officers outside of CSBI's stock-based plans.

     CSBI common stock is not divided into classes, and CSBI has no classes or series of capital stock issued or outstanding other than CSBI common stock. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the shareholders except as otherwise provided by statute or by CSBI's articles of incorporation or bylaws. In deciding on questions at meetings, except in the election of directors, each shareholder shall be entitled to one vote for each share of stock held and the majority of votes so cast shall prevail. In elections of directors, each shareholder shall have the right to vote the number of shares held for each of the persons nominated. Action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all of the shareholders entitled to vote by means of one or more written consents signed by all of the shareholders entitled to take the action.

Amendments to Articles of Incorporation and Bylaws

     Lanier. Under Georgia law, amendment of a corporation's articles of incorporation generally requires approval by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. Lanier's articles of incorporation provide that amendments to the provisions regarding a classified board of directors, removal of directors, the shareholder voting requirements to approve a merger, sale, lease exchange or disposition of substantially all of the assets to another corporation owning 5% or more of Lanier's stock, the factors the board of directors may consider when evaluating a tender offer or merger, and limitations on the liability of directors, require the affirmative vote of the holders of two-thirds (2/3) of the issued and outstanding shares of Lanier entitled to vote on the matter, unless two-thirds (2/3) of the directors then in office approve the change.

     The board of directors and shareholders of Lanier have the power to alter or amend Lanier's bylaws, or adopt new bylaws. However, if such action is to be taken by the shareholders, notice of the general nature of the change in the bylaws must be given in the notice of the meeting. The shareholders may provide by resolution that any bylaw provision repealed, amended, adopted or altered by them may not be repealed, amended, adopted, or altered by the board of directors.

     CSBI. Under Georgia law, amendment of a corporation's articles of incorporation generally requires approval by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment. CSBI's board of directors has the power to alter, amend, or repeal CSBI's bylaws or adopt new bylaws, but any bylaws adopted by the board of directors may be altered, amended or repealed, and new bylaws adopted, by shareholders. Shareholders may prescribe that any bylaw or bylaws adopted by them shall not be altered, amended or repealed by the board of directors.

Board of Directors and Absence of Cumulative Voting

     Lanier. Lanier's bylaws provide that the board of directors shall consist of not less than five nor more than 12 members. Lanier's board of directors currently has ten members. Lanier's articles of incorporation provides for a classified board of directors, with the directors divided into three classes as nearly equal in number as possible. Directors serve for three year terms.

     Lanier's articles of incorporation and bylaws do not provide for cumulative voting for the election of directors. If any vacancy occurs in the membership of the board of directors, it may be filled by the directors then in office. A director appointed to fill a vacancy shall be appointed for a term of office continuing until the expiration of the term of the director whose place became vacant.

     CSBI. CSBI's bylaws provide for a board of directors having not less than five nor more than 25 members, the precise number to be fixed by resolution of the shareholders or the board of directors. CSBI's board of directors currently has 11 members. Each director, except in the case of death, resignation or retirement, disqualification or removal, shall serve until his successor shall have been elected and qualified. Directors shall be elected by the shareholders at CSBI's annual meeting of shareholders for a one year term. Each director of CSBI must be a United States citizen, and at least 60% of the directors shall reside in the State of Georgia and in the county in which the registered office of CSBI is located, or within 40 miles of any office of a subsidiary bank authorized to offer a complete line of banking services. Each director shall own in his name 500 shares of CSBI's common stock unhypothecated. No director may be re-elected after the age 70 unless such director is elected to the board of directors for his initial term having then attained the age of 70. In such case, the director may serve no more than five successive one-year terms. In elections of directors, each shareholder has the right to vote the number of shares held for each person nominated for election.

     In elections of directors, each shareholder has the right to vote the number of shares held for each person nominated as a director. When a vacancy occurs among the directors, the remaining members of the board of directors may appoint a director to fill such vacancy at any regular meeting of the board of directors, or at a special meeting called for that purpose.

Removal of Directors

     Lanier. Under Lanier's bylaws, at a meeting of shareholders called expressly for the purpose of removing a director, such director may be removed
(i) without cause only upon the affirmative vote of the holders of at least 80% of the issued and outstanding shares of Lanier capital stock, or (ii) with cause (as defined in Lanier's articles of incorporation) only upon the affirmative vote of a majority of the issued and outstanding shares of Lanier capital stock.

     CSBI. Pursuant to Georgia law, any director may be removed from office with or without cause by the affirmative vote of the holders of a majority of the votes entitled to be cast by the holders of voting stock of CSBI. Removal of a director may be taken at any meeting of shareholders with respect to which notice of such purpose has been given. A successor director may be elected to serve the removed director's unexpired term at the same meeting.

Indemnification of Directors and Officers

     Lanier. Georgia law provides for the indemnification of directors and officers of Georgia corporations against expenses, judgments, fines and settlements in connection with litigation. Under these provisions, indemnification is available if it is determined that the proposed indemnitee acted in good faith and reasonably believed (i) in the case of conduct in his or her official capacity, that such conduct was in the best interests of the corporation, (ii) in all other cases, that such conduct was at least not opposed to the best interests of the corporation, and (iii) with respect to any criminal action or proceeding, that the individual had no reasonable cause to believe his or her conduct was unlawful. To the extent that a proposed indemnitee has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorney fees) actually and reasonably incurred by him or her in connection therewith.

     Under Georgia law, indemnification permitted in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding. A corporation may not indemnify a director or officer in connection with a proceeding in which he or she was adjudged liable on the basis that a personal benefit was improperly received.

     Lanier's bylaws provide that Lanier must indemnify any person who was or is a party or threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Lanier) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in a manner he or she reasonably believed to be in or not opposed to the best interests of Lanier, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In addition, Lanier's bylaws provide that Lanier must indemnify such persons against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Lanier; except that no indemnification is allowed in respect of any claim, issue or matter as to which such person has been adjudged to be liable to Lanier, unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for expenses which the court deems proper.

     CSBI. The provisions of Georgia law regarding indemnification of officers and directors are also applicable to CSBI. CSBI's bylaws provide that CSBI may indemnify any person who is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of CSBI, or is or was serving at the request of CSBI as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement, in accordance with Georgia law. In the case of a claim, issue, or matter as to which a person has been adjudged to be liable to CSBI, CSBI's bylaws only permit indemnification to the extent that the Superior Court or the court in which such action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. CSBI's bylaws also provide for mandatory indemnification of directors, officers, employees, or agents of CSBI in the circumstances required by Georgia law.

Special Meetings of Shareholders

     Lanier. Lanier's bylaws provide that special meetings of shareholders may be called at any time by the board of directors, the president, or the corporation upon the written request of any three or more shareholders, owning an aggregate of not less than 25% of the outstanding shares of Lanier.

     CSBI. CSBI's bylaws provide that a special meeting of shareholders, unless otherwise prescribed by law, may be called for any purpose at any time by the board of directors or by any three or more shareholders owning, in the aggregate, not less than one-third (1/3) of the stock of CSBI.

Mergers, Share Exchanges and Sales of Assets

     Lanier. Georgia law provides for certain voting rules and fair price requirements concerning business combinations with "interested shareholders." This provision is designed to protect shareholders of Georgia corporations against the inequities of certain tactics which have been utilized in hostile takeover attempts. Under the fair price provisions, business combinations with interested shareholders (generally, a person who beneficially owns 10% or more of the corporation's voting shares) must meet one of three criteria designed to protect minority shareholders: (i) the transaction must be unanimously approved by the "continuing directors" of the corporation (generally, directors who served prior to the time the interested shareholder acquired 10% ownership and who are unaffiliated with the interested shareholder); (ii) the transaction must be approved by two-thirds (2/3) of the continuing directors and a majority of shares held by shareholders other than the interested shareholders; or (iii) the terms of the transaction must meet specified fair pricing criteria and certain other tests which are intended to assure that all shareholders receive a fair price and equivalent consideration for their shares regardless at which point in time they sell to the acquiring party.

     Lanier's articles of incorporation provide additional shareholder voting rules for the approval of a merger or consolidation with, or sale, lease, exchange or other disposition of all or substantially all of Lanier's assets to, any corporation, person or entity who is the beneficial owner, directly or indirectly, of 5% or more of the issued and outstanding shares of Lanier. Approval of such a transaction requires the affirmative vote of at least two-thirds (2/3) of the issued and outstanding shares of Lanier.

     The fair price requirements under Georgia law are not applicable to any corporation unless they are specifically incorporated in the bylaws of the corporation. Lanier's bylaws do not contain these requirements. However, certain provisions of Lanier's bylaws still may have the effect of preventing, discouraging, or delaying any change of control of Lanier. Lanier's articles of incorporation provide that when evaluating an offer from another party to make a tender offer or exchange offer, to merge or consolidate with Lanier, or to purchase or acquire all or substantially all of Lanier's assets, the board must consider, in determining what is in the best interests of Lanier and its shareholders, all relevant factors. Such relevant factors include, without limitation (i) the short-term and long-term social and economic effects on the employees, customers, shareholders and other constituents of Lanier and its subsidiaries, and on the communities within which Lanier and subsidiaries operate; and (ii) the consideration being offered by the other party in relation to the then-current value of Lanier in a freely negotiated transaction and in relation to the board of directors' then estimate of the future value of Lanier as an independent entity.

     CSBI. The special voting rules under Georgia law concerning business combinations with interested shareholders are applicable to CSBI. CSBI's bylaws do not specifically incorporate the fair price provisions of Georgia law, and thus the fair price requirements are not applicable to CSBI. However, certain provisions of CSBI's bylaws still may have the effect of preventing, discouraging, or delaying any change of control of CSBI. The board of directors of CSBI may, if it deems it advisable, oppose a tender or other offer for CSBI's securities, whether the offer is in cash or in the securities of a corporation or otherwise. When considering whether to oppose an offer, the board of directors may, but is not legally obligated to, consider any pertinent issues; including, but not limited to: (i) whether the offer price is acceptable based on the historical and present operating results or financial condition of the corporation; (ii) whether a more favorable price could be obtained for CSBI's securities in the future; (iii) the impact which an acquisition of CSBI would have on the employees, depositors and customers of CSBI and its subsidiaries and the communities which they serve; (iv) the reputation and business practices of the offeror and its management and affiliates; (v) the value of the securities, if any, that the offeror is offering in exchange for CSBI's securities, based on an analysis of the worth of CSBI as compared to the offeror or any other entity whose securities are being offered; and (vi) any antitrust or other legal or regulatory issues that are raised by the offer.

     If the board of directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose including, but not limited to, any or all of the following: (i) advising shareholders not to accept the offer; (ii) litigation against the offeror; (iii) filing complaints with governmental and regulatory authorities; (iv) acquiring CSBI's securities; (v) selling or otherwise issuing authorized but unissued securities of CSBI or treasury stock or granting options or rights with respect thereto; (vi) acquiring a company to create an antitrust or other regulatory problem for the offeror; and (vii) soliciting a more favorable offer from another individual entity.

Shareholder Rights to Examine Books and Records

     Lanier. Georgia law provides that a shareholder is entitled to inspect and copy certain books and records (such as the corporation's articles of incorporation or bylaws) upon written demand at least five days before the date on which he or she wishes to inspect such books and records. A shareholder is entitled to inspect certain other documents (such as minutes of the meetings of the board of directors, accounting records and the record of shareholders of the corporation) provided that (i) such inspection must occur during regular business hours at a reasonable location determined by Lanier, and (ii) any such demand for inspection will only be permitted if (a) the demand for inspection is made in good faith or made for a proper purpose, (b) the shareholder describes with particularity his or her purpose for the inspection and the documents he or she wishes to inspect, (c) the records requested for inspection are directly connected to the stated purpose, and (d) the records are to be used only for the stated purpose.

     Lanier's bylaws provide that any person who (i) has been a shareholder for at least six months immediately preceding his or her demand, or (ii) who is the holder, or is authorized in writing by the holders of at least 5% of the outstanding shares of Lanier, has the right to examine in person, by agent, or by attorney, at any reasonable time or times, for any proper purpose, the books and records of accounts, minutes and record of shareholders and to make extracts therefrom. Any such inspection may be denied to a shareholder or other person upon his or her refusal to furnish an affidavit that such inspection is (i) for a proper purpose and is not desired for a purpose which is in the interest of a business or object other than the business of Lanier, (ii) that he or she has not within the five years preceding the date of the affidavit sold or offered for sale, and does not now intend to sell or offer for sale, any list of shareholders of Lanier or any other corporation, and (iii) that he or she has not within the five year period aided or abetted any other person to procure any list of shareholders for the purpose of selling the shareholder list.

     CSBI. CSBI's bylaws contain no provisions regarding the inspection of books and records by shareholders. However, the provisions of the Georgia Business Corporation Code regarding shareholder inspection rights, which are substantially similar to the provisions contained in Lanier's bylaws, are also applicable to CSBI.

Dividends

     Lanier. Lanier's articles of incorporation provide that Lanier may distribute to shareholders a portion of its assets out of the capital surplus of Lanier. Georgia law allows a corporation to declare dividends on its common stock unless doing so would cause the corporation to be unable to pay its debts as they come due in the usual course of business, or cause the corporation's total assets to be less than the sum of its total liabilities plus the amount needed to satisfy any dissolution preferences. The ability of Lanier to pay distributions to Lanier shareholders depends, however, to a large extent upon the amount of dividends its bank subsidiary, which is subject to restrictions imposed by regulatory authorities, pay to Lanier. In addition, the Federal Reserve could oppose a distribution by Lanier if it determined that such a distribution would harm Lanier's ability to support its bank subsidiary.

     CSBI. Under Georgia law, CSBI's board of directors may declare dividends on CSBI common stock unless doing so would cause CSBI to be unable to pay its debts as they come due in the usual course of business, or CSBI's total assets to be less than the sum of its total liabilities plus the amount needed to satisfy any dissolution preferences. Like Lanier, since CSBI is a bank holding company, the ability of CSBI to pay distributions to CSBI shareholders depends to a large extent upon the amount of dividends its bank subsidiaries may provide to it under their regulatory guidelines and the Federal Reserve will permit.

                                    EXPERTS

     The consolidated financial statements of CSBI as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Lanier as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 accompanying this proxy statement/prospectus have been incorporated by reference herein and in the Registration Statement in reliance upon the report of Maudlin & Jenkins, LLC, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The legality of the shares of CSBI common stock being offered hereby is being passed upon for CSBI by Troutman Sanders LLP, Atlanta, Georgia, counsel for CSBI. Troutman Sanders LLP will also opine as to certain federal income tax consequences of the merger. See "THE MERGER -- Important Federal Income Tax Consequences." As of the date of this proxy statement/prospectus, certain members of Troutman Sanders LLP owned approximately 17,646 shares of CSBI common stock. Certain additional legal matters relating to the merger are being passed upon for CSBI by Troutman Sanders LLP and for Lanier by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

                    SHAREHOLDER PROPOSALS AND OTHER MATTERS

     Any shareholder proposal intended for inclusion in Lanier's proxy statement for next year's annual meeting, if the merger is not consummated before the time of such meeting, must be received at Lanier's main office at 854 Washington Street, Gainesville, Georgia 30501, no later than December 3, 1999. In addition, if the merger is not consummated before the time of such meeting, the proxy solicited by Lanier's board of directors for that annual meeting will confer discretionary authority to the persons named in that proxy at that meeting, unless Lanier is provided with notice by January 17, 2000.

     Under Georgia law, only business within the purpose or purposes described in the Notice of Special Meeting may be conducted at the special meeting.

     Any shareholder proposal intended for inclusion in CSBI's proxy statement for next year's annual meeting of shareholders must be received at the principal offices of CSBI not later than November 29, 1999. In addition, the proxy solicited by CSBI's board of directors for that meeting will confer discretionary authority to vote on any shareholder proposal presented at that meeting unless CSBI is provided with notice of such proposal by February 11, 2000.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by us at the SEC's public reference room in Washington, D.C., at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet web site maintained by the SEC at "http://www.sec.gov."

     CSBI has filed a Registration Statement on Form S-4 to register with the SEC CSBI common stock to be issued to Lanier shareholders in the merger. This proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of CSBI in addition to a proxy statement of Lanier for Lanier's special meeting. As allowed by SEC rules, this proxy statement/prospectus does not contain all of the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The SEC allows us to "incorporate by reference" information into this proxy statement/prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC by either of us. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in the proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about our respective businesses.

CSBI Filings (SEC File No. 0-26254)                      Period
-----------------------------------                      ------
 .  CSBI's Annual Report on Form 10-K.                    For the fiscal year ended December 31, 1998 as filed on
                                                         March 31, 1999.

 .  CSBI's Amended Annual Report on                       For the fiscal year ended December 31, 1998 as filed on
   Form 10-K/A.                                          April 21, 1999.

 .  CSBI's Amended Annual Report on                       For the fiscal year ended December 31, 1998 as filed on
   Form 10-K/A.                                          June 4, 1999.

 .  CSBI's Quarterly Report on Form 10-Q.                 For the fiscal quarter ended March 31, 1999 as filed on
                                                         May 14, 1999.

 .  CSBI's Quarterly Report on Form 10-Q.                 For the fiscal quarter ended June 30, 1999 as filed on
                                                         August 14, 1999.

 .  CSBI's Quarterly Report on Form 10-Q.                 For the fiscal quarter ended September 30, 1999 as filed
                                                         on November 15, 1999.

 . The description of CSBI common stock contained in CSBI's Registration Statement on Form 8-A, as filed on April 28, 1989, and any amendment or report filed for the purpose of updating such description.

Lanier Filings (SEC File No. 0-21498)                    Period
------------------------------------                     ------
 .  Lanier's Annual Report on Form 10-K.                  For the fiscal year ended December 31, 1998 as filed on
                                                         March 31, 1999.

 .  Lanier's Quarterly Report on Form 10-Q.               For the fiscal quarter ended March 31, 1999 as filed on
                                                         May 14, 1999.

 .  Lanier's Quarterly Report on Form 10-Q.               For the fiscal quarter ended June 30, 1999 as filed on
                                                         August 12, 1999.

 .  Lanier's Quarterly Report on Form 10-Q.               For the fiscal quarter ended September 30, 1999 as filed
                                                         on November 15, 1999.

     CSBI further incorporates by reference additional documents that it files with the SEC between the date of this proxy statement/prospectus and the consummation of the merger or the termination of the merger agreement. These documents include periodic reports, such as its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     CSBI has supplied all of the information contained or incorporated by reference in this proxy statement/prospectus relating to CSBI and Lanier has supplied all of the information contained in this proxy statement/prospectus relating to Lanier.

     If you are a Lanier shareholder, you can obtain any of the documents incorporated by reference in this proxy statement/prospectus from either of us (as the case may be), the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from either of us without charge, excluding all exhibits, except those that we have specifically incorporated by reference in this proxy statement/prospectus. See

"REFERENCES TO ADDITIONAL INFORMATION" located on the inside front cover of this proxy statement/prospectus for further details on how to request documents incorporated by reference.

     You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated December 29, 1999. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date, and neither the mailing of this proxy statement/prospectus to Lanier shareholders nor the issuance of CSBI common stock in the merger may create any implication to the contrary. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any such offer or solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities made hereunder may, under any circumstances, create an implication that there has been no change in the affairs of either of our companies or their respective subsidiaries since the date hereof or that the information herein is correct as of any time subsequent to its date.

                                  APPENDIX A
                                  ----------

                          AGREEMENT AND PLAN OF MERGER,
                                  AS AMENDED


     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") is made and entered into as of October 20, 1999, by and between Lanier Bankshares, Inc. ("Lanier"), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Gainesville, Georgia, and Century South Banks, Inc. ("CSBI"), a corporation organized and existing under the laws of the State of Georgia, with its principal office located in Dahlonega, Georgia.

                                    Preamble

     The Boards of Directors of Lanier and CSBI are of the opinion that the transaction described herein is in the best interest of the parties and their respective shareholders. This Agreement provides for the merger of Lanier with and into CSBI (the "Merger"). At the effective time of the Merger, the outstanding shares of the capital stock of Lanier shall be converted into the right to receive shares of the common stock of CSBI (except as provided herein). As a result, shareholders of Lanier shall become shareholders of CSBI. The transaction described in this Agreement is subject to the approvals of the shareholders of Lanier, the Board of Governors of the Federal Reserve System, and the Department of Banking and Finance of the State of Georgia, and the satisfaction of certain other conditions described in this Agreement. It is the intention of the parties to this Agreement that the Merger (i) for federal income tax purposes shall qualify as a "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code, and (ii) for accounting purposes shall qualify for treatment as a "pooling of interests".

     Immediately following the Closing of the Merger, Lanier National Bank ("Bank"), a financial institution organized under the laws of the United States and a wholly-owned subsidiary of Lanier, with its main office located in Gainesville, Georgia, will remain in existence under its Articles of Incorporation and Bylaws, as in effect immediately prior to the Effective Time, as a wholly-owned subsidiary of CSBI. Thereafter, Bank and Georgia First Bank, N.A., a financial institution organized under the laws of the United States and also a wholly-owned subsidiary of CSBI, will merge with their resulting main office located in Gainesville, Georgia.

     Certain terms used in this Agreement are defined in Section 11.1 of this Agreement.

     NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties agree as follows:

                                   ARTICLE I
                        TRANSACTION AND TERMS OF MERGER

     1.1 Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Lanier shall be merged with and into CSBI in accordance with the provisions of Section 14-2-1101 of the GBCC and with the effect provided in
Section 14-2-1106 of the GBCC. CSBI shall be the Surviving Corporation resulting from the Merger and the separate existence of Lanier shall cease. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Lanier and CSBI.

    1.2 Time and Place of Closing. The Closing will take place at 9:30 a.m. on the date that the Effective Time occurs (or the immediately preceding day if the Effective Time is earlier than 9:30 a.m.), or at such other time as the Parties, acting through their Chief Executive Officers, may mutually agree. The place of Closing shall be at the offices of Troutman Sanders LLP, Atlanta, Georgia, or such other place as may be mutually agreed upon by the Parties.

    1.3 Effective Time. The Merger contemplated by this Agreement shall become effective on the date and at the time the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the Chief Executive Officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur on the last business day of the month in which occurs the last to occur of (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Lanier approve this Agreement, or (iii) such later date as may be mutually agreed upon in writing by the Chief Executive Officers of each Party.

     1.4 Execution of Support and Non Competition Agreements. Immediately prior to the execution of this Agreement and as a condition hereto, each of the executive officers and directors of Lanier and Bank listed in Exhibit D is executing and delivering to CSBI a Support Agreement and Non Competition Agreement in substantially the form as attached hereto as Exhibit A.

                                   ARTICLE 2
                                TERMS OF MERGER

     2.1 Articles of Incorporation. The Articles of Incorporation of CSBI in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until otherwise amended or repealed.

     2.2 Bylaws. The Bylaws of CSBI in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until otherwise amended or repealed.

     2.3 Directors and Officers of Lanier and Bank. The directors and officers of Lanier immediately prior to the Effective Time shall resign as of the Effective Date. The directors and officers of Bank in office prior to the Effective Time may continue, at their discretion, to serve as directors and officers of Bank until the next regularly scheduled meeting of the board of directors and officers of the Bank or until such time as their respective successors are duly elected.

     2.4 Directors and Officers of CSBI. The directors and officers of CSBI in office immediately prior to the Effective Time, shall serve as the officers and directors of CSBI from and after the Effective Time in accordance with the Bylaws of CSBI.

                                   ARTICLE 3
                          MANNER OF CONVERTING SHARES

     3.1 Conversion of Shares. Subject to the provisions of this Article 3, at the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, the shares of the constituent corporations shall be converted as follows:

     (a) Each share of CSBI Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time; and

     (b) Subject to adjustment as outlined below and the conditions set forth herein, each share of Lanier Common Stock issued and outstanding at the Effective Time (excluding shares held by CSBI or any of its Subsidiaries or by Lanier, in each case other than in a fiduciary capacity or as a result of debts previously contracted, and excluding shares held by Lanier shareholders who perfect their dissenters' rights of appraisal as provided in Section 3.4 of this Agreement) shall be converted into the right to receive a number of shares of CSBI Common Stock equal to the fraction formed by $31.00, as the numerator, and the Deemed Market Value of CSBI Common Stock, as the denominator; provided, however, that if either (i) the Deemed Market Value of CSBI Common Stock is less than or equal to $21.50, then the Exchange Ratio shall be equal to 1.44186; or
(ii) the Deemed Market Value of CSBI Common Stock is greater than or equal to $26.50, then the Exchange Ratio shall be 1.16981. The aggregate number of shares of CSBI Common Stock issuable pursuant to the immediately preceding sentence is sometimes hereinafter referred to as the "Merger Consideration."

     The following table provides examples showing the Merger Consideration and the number of shares of CSBI Common Stock into which each share of Lanier Common Stock would be exchanged for using several assumptions (including the conversion of all outstanding options prior to the Effective time and that no adjustments are made pursuant to Section 3.1(d)).

                                                And each share of Lanier Common
                    If the                       Stock would be exchanged for          Number of shares of CSBI Common
              Deemed Market Value               the following number of shares               Stock comprising the
            of CSBI Common Stock is                  of CSBI Common Stock                    Merger Consideration
            -----------------------             --------------------------------       --------------------------------
                   $20.00                                   1.44186                                 1,844,140
                    21.00                                   1.44186                                 1,844,140
                    21.50                                   1.44186                                 1,844,140
                    22.00                                   1.40909                                 1,802,227
                    23.00                                   1.34783                                 1,723,870
                    24.00                                   1.29167                                 1,652,042
                    25.00                                   1.24000                                 1,585,960
                    26.00                                   1.19231                                 1,524,962
                    26.50                                   1.16981                                 1,496,189
                    27.00                                   1.16981                                 1,496,189
                    28.00                                   1.16981                                 1,496,189

          (c) As of the Effective Time, each share of Lanier Common Stock as set forth in Section 3.1(b) of this Agreement shall cease to be outstanding and each holder of a certificate representing any such shares of Lanier Common Stock shall cease to have any rights with respect thereto, except the right to receive such holders' pro rata portion of the Merger Consideration and any cash in lieu of fractional shares of CSBI Common Stock to be issued or paid in consideration therefor upon surrender of such certificate in accordance with Section 4.1 of this Agreement, without interest; and

          (d) The Merger Consideration shall be reduced by the sum of all amounts in excess of $100,000 paid or to be paid by either Lanier or Bank or both for the fees and expenses (other than the fees and expenses associated with the services of T. Stephen Johnson & Associates, Inc.), of consultants, attorneys, accountants and the like in connection with the Merger and the due diligence conducted by Lanier in regard to the Merger. In the event of an adjustment pursuant to this Section 3.1(d), (i) the Merger Consideration shall be reduced by that number of whole shares of CSBI Common Stock equal to the dollar amount determined in accordance with Section 3.1(d) divided by the Deemed Market Value, and (ii) the Exchange Ratio decreased accordingly.

     3.2 Anti-Dilution Provisions. In the event Lanier or CSBI changes the number of shares of Lanier Common Stock or CSBI Common Stock, respectively, issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date therefor (in the case of a stock split or similar recapitalization) shall be prior to the Effective Time, the Merger Consideration shall be proportionately adjusted.

     3.3 Shares Held by Lanier or CSBI. Each of the shares of Lanier Common Stock held by Lanier or by any CSBI Companies, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time, and no consideration shall be issued in exchange therefor.

     3.4 Dissenting Shareholders. Any holder of shares of Lanier Common Stock who perfects his dissenters' rights of appraisal in accordance with and as contemplated by Sections 14-2-1301 et seq. of the GBCC shall be entitled to receive the value of such shares in cash as determined pursuant to such provision of Law; provided, however, that no such payment shall be made to any dissenting shareholder unless and until such dissenting shareholder has complied with the applicable provisions of the GBCC and surrendered to Lanier the certificate or certificates representing the shares for which payment is being made. In the event that after the Effective Time a dissenting shareholder of Lanier fails to perfect, or effectively withdraws or loses, his right to appraisal and of payment for his shares, Lanier shall issue and deliver the consideration to which such holder of shares of Lanier Common Stock is entitled under this Article 3 (without interest) upon surrender by such holder of the certificate or certificates representing the shares of Lanier Common Stock held by him.

     3.5 Fractional Shares. Notwithstanding any other provision of this Agreement, each holder of shares of Lanier Common Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of CSBI Common Stock (after taking into account all certificates delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of CSBI Common Stock multiplied by the market value of one share of CSBI Common Stock at the Effective Time.
The market value of one share of CSBI Common Stock at the Effective Time shall be the last sales price of the CSBI Common Stock on NASDAQ on the last business day preceding the Effective Time. No such holder will be entitled to dividends, voting rights or any other rights as a shareholder in respect of any fractional shares.

     3.6  Conversion of Stock Options.

          (a) At the Effective Time, all rights with respect to Lanier Common Stock pursuant to stock options (the "Lanier Options") granted by Lanier under the Lanier 1990 Employee Stock Option Plan (the "Lanier Option Plan"), which are outstanding at the Effective Time, whether or not exercisable, shall be converted into and become rights with respect to CSBI Common Stock, and CSBI shall assume each Lanier Option in accordance with the terms of the Lanier Option Plan and the stock option agreement by which it is evidenced. From and after the Effective Time, (i) each Lanier Option assumed by CSBI may be exercised solely for shares of CSBI Common Stock, (ii) the number of shares of CSBI Common Stock subject to such Lanier Option shall be equal to the product of the number of shares of Lanier Common Stock subject to such Lanier Option immediately prior to the Effective Time multiplied by the Exchange Ratio, and
(iii) the per share exercise price under each such Lanier Option shall be adjusted by dividing the per share exercise price under each such Lanier Option by the Exchange Ratio and rounding down to the nearest cent. Lanier agrees to take all necessary steps to effectuate the foregoing provisions of this Section 3.6.

          (b) All restrictions or limitations on transfer with respect to Lanier Common Stock awarded under the Lanier Option Plan or any other plan, program or arrangement of Lanier or Bank, to the extent that such restrictions or limitations shall not have already lapsed, and except as otherwise expressly provided in such plan, program or arrangement, shall remain in full force and effect with respect to shares of CSBI Common Stock into which such restricted stock is converted pursuant to Section 3.1 of this Agreement.

                                   ARTICLE 4
                               EXCHANGE OF SHARES

     4.1 Exchange Procedures. Within 20 days after the Effective Time, CSBI shall, as exchange agent, mail to the former shareholders of Lanier appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of Lanier Common Stock shall pass, only upon proper delivery of such certificates to CSBI). After the Effective Time, each holder of shares of Lanier Common Stock (other than shares to be canceled pursuant to Section 3.3 of this Agreement or as to which dissenters' rights of appraisal have been perfected as provided in Section 3.4 of this Agreement) issued and outstanding at the Effective Time shall surrender the certificate or certificates representing such shares to CSBI and shall within 20 days after surrender thereof receive in exchange therefor the consideration provided in Section 3.1 of this Agreement, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) pursuant to Section 4.2 of this Agreement. To the extent required by Section 3.5 of this Agreement, each holder of shares of Lanier Common Stock issued and outstanding at the Effective Time also shall receive, upon surrender of the certificate or certificates representing such shares, cash in lieu of any fractional share of CSBI Common Stock to which such holder may be otherwise entitled (without interest). CSBI shall not be obligated to deliver the consideration to which any former holder of Lanier Common Stock is entitled as a result of the Merger until such holder surrenders his certificate or certificates representing the shares of Lanier Common Stock for exchange as provided in this Section 4.1. The certificate or certificates of Lanier Common Stock so surrendered shall be duly endorsed as CSBI may require. Any other provision of this Agreement notwithstanding, CSBI shall not be liable to a holder of Lanier Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property Law.

     4.2 Rights of Former Shareholders. At the Effective Time, the stock transfer books of Lanier shall be closed as to holders of Lanier Common Stock immediately prior to the Effective Time, and no transfer of Lanier Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 4.1 of this Agreement, each certificate theretofore representing shares of Lanier Common Stock (other than shares to be canceled pursuant to Sections 3.3 and 3.4 of this Agreement) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 3.1 and 3.5 of this Agreement in exchange therefor. To the extent permitted by Law, former shareholders of record of Lanier shall be entitled to vote after the Effective Time at any meeting of CSBI shareholders the number of whole shares of CSBI Common Stock into which their respective shares of Lanier Common Stock are converted, regardless of whether such holders have exchanged their certificates representing Lanier Common Stock for certificates representing CSBI Common Stock in accordance with the provisions of this Agreement. Whenever a dividend or other distribution is declared by CSBI on the CSBI Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of CSBI Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any certificate representing shares of Lanier Common Stock issued and outstanding at the Effective Time until such holder surrenders such certificate for exchange as provided in Section 4.1 of this Agreement. However, upon surrender of such Lanier Common Stock certificate, both the CSBI Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered cash payments to be paid for fractional share interests (without interest) shall be delivered and paid with respect to each share represented by such certificate.

                                   ARTICLE 5
                    REPRESENTATIONS AND WARRANTIES OF LANIER

   Lanier hereby represents and warrants to CSBI as follows:

     5.1 Organization, Standing and Power. Lanier is a corporation duly organized, validly existing and in good standing under the laws of the State of Georgia and is duly registered as a bank holding company under the BHC Act. Lanier has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. Neither Lanier nor Bank owns any property or conducts any business outside of the State of Georgia which would require either of them to be qualified as a foreign corporation in any jurisdiction.

     5.2  Authority; No Breach By Agreement.

          (a) Lanier has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Lanier, subject to the approval of this Agreement by the holders of at least a majority of the outstanding shares of Lanier Common Stock, which is the only shareholder vote required for approval of this Agreement and consummation of the Merger by Lanier. Subject to such requisite shareholder approval and Consents of Regulatory Authorities, this Agreement represents a legal, valid and binding obligation of Lanier, enforceable against Lanier in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Except as Previously Disclosed, neither the execution and delivery of this Agreement by Lanier nor the consummation by Lanier of the transactions contemplated hereby, nor compliance by Lanier with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Lanier's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on either Lanier or Bank or both under, any Contract or Permit of either Lanier or Bank or both, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier, or (iii) subject to receipt of the requisite approvals referred to in Section 9.1(a) and (b) of this Agreement, violate any Law or Order applicable to either Lanier or Bank or both or any of their respective Assets.

          (c) Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws and rules of the NASD, and other than Consents required from Regulatory Authorities, and other than notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, and other than Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier no notice to, filing with or Consent of, any public body or authority is necessary for the consummation by Lanier of the Merger and the other transactions contemplated in this Agreement.

     5.3  Capital Stock and Other Securities.

          (a) The authorized capital stock of Lanier consists of 10,000,000 shares of Lanier Common Stock. As of the date of this Agreement, there are (i) 1,200,000 shares of Lanier Common Stock issued and outstanding and (ii) 79,000 shares of Lanier Common Stock reserved for issuance upon the exercise of issued and outstanding stock options under the Lanier Option Plan. No more than 1,279,000 shares of Lanier Common Stock will be issued and outstanding at the Effective Time (assuming that all the Lanier Options are exercised prior to the Effective Time). All of the issued and outstanding shares of capital stock of Lanier are duly and validly issued and outstanding and are fully paid and nonassessable under the GBCC. None of the outstanding shares of capital stock of Lanier has been issued in violation of any preemptive rights of the current or past shareholders of Lanier.

          (b) Except as provided pursuant to the Lanier Options, there are no shares of capital stock or other equity securities of Lanier outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of Lanier or contracts, commitments, understandings or arrangements by which Lanier is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     5.4  Lanier's Subsidiaries.  Other than Bank, Lanier has no subsidiaries.

     5.5  SEC Filings; Financial Statements.

          (a) Lanier has filed and made available to CSBI all Lanier forms, reports and documents required to be filed by Lanier with the SEC since December 31, 1994 (collectively the "Lanier SEC Reports"). The Lanier SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such Lanier SEC Reports or necessary in order to make the statements in such Lanier SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Lanier Subsidiaries that are registered as a broker, dealer or investment advisor or filings due to fiduciary holdings of the Lanier Subsidiaries, none of the Lanier Subsidiaries is required to file any forms, reports or other documents with the SEC;

          (b) Lanier has Previously Disclosed, and delivered to CSBI prior to the execution of this Agreement, copies of all Lanier Financial Statements for periods ended prior to the date hereof and will deliver to CSBI copies of all Lanier Financial Statements and monthly financial statements for Lanier prepared subsequent to the date hereof. The Lanier Financial Statements (as of the dates thereof and for the periods covered thereby) (i) are or will be, if dated after the date of this Agreement, in accordance with the books and records of Lanier, which are or will be, materially complete and correct and which have been or will have been maintained in accordance with good business practices, and (ii) present or will present fairly the financial position of Lanier as of the dates indicated and the results of operations, changes in shareholders' equity and cash flows of Lanier for the periods indicated, in accordance with GAAP (subject to any exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring period-end adjustments that are not Material).

     5.6 Absence of Undisclosed Liabilities. Neither Lanier nor Bank has any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on either Lanier or Bank, except Liabilities which are accrued or reserved against in the consolidated balance sheets of Lanier as of December 31, 1998 and June 30, 1999 included in the Lanier Financial Statements or reflected in the notes thereto. Neither Lanier nor Bank has incurred or paid any Liability since June 30, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

     5.7 Absence of Certain Changes or Events. Since June 30, 1999, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier (ii) neither Lanier nor Bank has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of Lanier provided in
Article 7 of this Agreement, and (iii) Lanier and Bank have conducted their respective businesses in the ordinary and usual course (excluding the incurrence of expenses in connection with this Agreement and the transactions contemplated hereby).

     5.8  Tax Matters.

          (a) All Tax returns required to be filed by or on behalf of Lanier or Bank have been timely filed or requests for extensions have been timely filed, granted and have not expired for periods ended on or before December 31, 1998, and on or before the date of the most recent fiscal year end immediately preceding the Effective Time, except to the extent that all such failures to file, taken together, are not reasonably likely to have a Material Adverse Effect on Lanier, and all returns filed are complete and accurate in all Material respects to the Knowledge of Lanier. All Taxes shown on filed returns have been paid as of the date of this Agreement, and there is no audit examination, deficiency, or refund Litigation with respect to any Taxes that is reasonably likely to result in a determination that would have, individually or in the aggregate, a Material Adverse Effect on Lanier, except as reserved against in the Lanier Financial Statements delivered prior to the date of this Agreement. All Taxes and other Liabilities due with respect to completed and settled examinations or concluded Litigation have been paid.

          (b) Neither Lanier nor Bank has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect, and no unpaid tax deficiency has been asserted in writing against or with respect to Lanier or Bank, which deficiency is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

          (c) Adequate provision for any Taxes due or to become due by Lanier or Bank for the period or periods through and including the date of the respective Lanier Financial Statements has been made and is reflected on such Lanier Financial Statements.

          (d) Deferred Taxes of Lanier or Bank have been provided for in accordance with GAAP. Effective January 1, 1993 for Bank and effective May 1, 1995 for Lanier, Bank and Lanier adopted Financial Accounting Standards Board Statement 109, "Accounting for Income Taxes."

          (e) Lanier and Bank are in compliance with, and their respective records contain all information and documents (including, without limitation, properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Internal Revenue Code, except for such instances of noncompliance and such omissions as are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

          (f) Neither Lanier nor Bank has made any payments, is obligated to make any payments or is a party to any contract, agreement or other arrangement that could obligate it to make any payments that would be disallowed as a deduction under Section 280G or 162(m) of the Internal Revenue Code.

          (g) There are no Material Liens with respect to Taxes upon any of the Assets of either Lanier or Bank.

          (h) There has not been an ownership change, as defined in Internal Revenue Code Section 382(g), of either Lanier or Bank that occurred during or after any Taxable Period in which either Lanier or Bank incurred a net operating loss that carries over to any Taxable Period ending after December 31, 1996.

          (i) Neither Lanier nor Bank has filed any consent under Section 341(f) of the Internal Revenue Code concerning collapsible corporations.

          (j) After the date of this Agreement, no Material election with respect to Taxes will be made without the prior consent of CSBI, which consent will not be unreasonably withheld.

          (k) Neither Lanier nor Bank has or has had a permanent establishment in any foreign country, as defined in any applicable tax treaty or convention between the United States and such foreign country.

     5.9 Allowance. The Allowance shown on the consolidated balance sheets of Lanier included in the most recent Lanier Financial Statements dated prior to the date of this Agreement was, and the Allowance shown on the consolidated balance sheets of Lanier included in the Lanier Financial Statements as of dates subsequent to the execution of this Agreement will be, as of the dates thereof, adequate (within the meaning of GAAP and applicable regulatory requirements or guidelines) to provide for losses relating to or inherent in the loan and lease portfolios (including accrued interest receivables) of Bank and other extensions of credit (including letters of credit and commitments to make loans or extend credit) by Bank as of the dates thereof, except where the failure of such Allowance to be so adequate is not reasonably likely to have a Material Adverse Effect on Lanier.

     5.10 Assets. Except as Previously Disclosed or as disclosed or reserved against in the Lanier Financial Statements, Lanier and Bank each has good and marketable title, free and clear of all Liens, to all of their respective Assets. All Material tangible properties used in the business of Lanier and Bank are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Lanier's and Bank's past practices except for deficiencies that are not likely to have individually or in the aggregate a Material Adverse Effect on Lanier or Bank. All Assets which are Material to Lanier's and Bank's respective businesses held under leases or subleases by either Lanier or Bank, are held under valid Contracts enforceable in accordance with their respective terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought), and each such Contract is in full force and effect. Management believes that the policies of fire, theft, liability and other insurance maintained with respect to the Assets or businesses of either Lanier or Bank provide adequate coverage against loss or Liability, and the fidelity and blanket bonds in effect as to which Bank is a named insured are, in the reasonable belief of Lanier's management, reasonably sufficient. Neither Lanier nor Bank has received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated or
(ii) premium costs with respect to such policies of insurance will be substantially increased. The Assets of Bank include all assets required to operate the business of Bank as presently conducted.

     5.11 Environmental Matters.

          (a) To the Knowledge of Lanier, Lanier, Bank, their respective Participation Facilities and Loan Properties are, and have been, in full compliance with all Environmental Laws, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier or on Bank.

          (b) There is no Litigation pending or, to the Knowledge of Lanier, threatened before any court, governmental agency, board, authority or other forum in which either Lanier or Bank or any of their respective Participation Facilities and Loan Properties has been or, with respect to threatened Litigation, may be named as a defendant or potentially responsible party (i) for alleged noncompliance (including by any predecessor) with any Environmental Law or (ii) relating to the release into the environment of any Hazardous Material, whether or not occurring at, on, under or involving a site owned, leased or operated by either Lanier or Bank or any of their respective Participation Facilities and Loan Properties, except for such Litigation pending or threatened which is not likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier or on Bank.

          (c) To the Knowledge of Lanier there is no reasonable basis for any Litigation of a type described in subsection (b), except such as is not likely to have, individually or in the aggregate, a Material Adverse Effect on either Lanier or Bank.

          (d) To the Knowledge of Lanier during the period of (i) Lanier's or Bank's ownership or operation of any of their respective current properties,
(ii) Lanier's or Bank's participation in the management of any Participation Facility or (iii) Lanier's or Bank's holding of a security interest in a Loan Property, there have been no releases, spills or discharges of Hazardous Material or other conditions involving Hazardous Materials in, on, under or affecting any Participation Facility or Loan Property, except such as are not likely to have, individually or in the aggregate, a Material Adverse Effect on either Lanier or Bank.

     5.12 Compliance with Laws. Lanier is duly registered as a bank holding company under the BHC Act. Bank is duly registered as a financial institution under the laws of the United States. Bank has in effect all Permits necessary for it to own, lease or operate its Assets and to carry on its business as now conducted, except for those Permits the absence of which are not likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier. Neither Lanier nor Bank:

          (a) is in violation of any Laws, Environmental Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier; nor

          (b) except as Previously Disclosed, has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that either Lanier or Bank is not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on either Lanier or Bank, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on either Lanier or Bank, or (iii) requiring Lanier or Bank to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its businesses, or in any manner relates to their respective capital adequacy, credit or reserve policies, management or the payment of dividends.

     5.13 Labor Relations. Neither Lanier nor Bank is the subject of any Litigation asserting that either of them has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state law) or seeking to compel Lanier or Bank to bargain with any labor organization as to wages or conditions of employment, nor is Lanier or Bank a party to or bound by any collective bargaining agreement, Contract or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving either of them, pending or to their respective Knowledge threatened, nor to their respective Knowledge, is there any activity involving Lanier's or Bank's employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

     5.14 Employee Benefit Plans.

          (a) Lanier has Previously Disclosed, and delivered or made available to CSBI prior to the execution of this Agreement, correct and complete copies in each case of all pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus or other incentive plans, all other written employee programs, arrangements or agreements, all medical, vision, dental or other health plans, all life insurance plans and all other employee benefit plans or fringe benefit plans, including, without limitation, "employee benefit plans" as that term is defined in Section 3(3) of ERISA currently adopted, maintained by, sponsored in whole or in part by, or contributed to by Lanier or any Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors or other beneficiaries and under which such persons are eligible to participate (collectively, the "Lanier Benefit Plans"). Any of the Lanier Benefit Plans which is an "employee welfare benefit plan," as that term is defined in Section 3(l) of ERISA, or an "employee pension benefit plan," as that term is defined in
Section 3(2) of ERISA, is referred to herein as a "Lanier ERISA Plan." Each Lanier ERISA Plan which is also a "defined benefit plan" (as defined in Section 414(j) of the Internal

Revenue Code or Section 3(35) of ERISA) is referred to herein as a "Lanier Pension Plan". No Lanier Pension Plan is or has been a "multi-employer plan" within the meaning of Section 3(37) of ERISA. Lanier does not, and may not ever, participate in either a multi-employer plan or a multiple employer plan.

          (b) Lanier has delivered or made available to CSBI prior to the execution of this Agreement correct and complete copies of the following documents: (i) all trust agreements or other funding arrangements for such Lanier Benefit Plans (including insurance contracts), and all amendments thereto, (ii) with respect to any such Lanier Benefit Plans or amendments, all determination letters, Material rulings, Material opinion letters, Material information letters or Material advisory opinions issued by the IRS, the United States Department of Labor or the Pension Benefit Guaranty Corporation after December 31, 1994, (iii) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports and summary annual reports prepared for any Lanier Benefit Plan with respect to the most recent plan year, and (iv) the most recent summary plan descriptions and any Material modifications thereto.

          (c) All Lanier Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws, the breach or violation of which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier. Each Lanier ERISA Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the IRS, and Lanier is not aware of any circumstances likely to reasonably result in revocation of any such favorable determination letter or failure of an Lanier ERISA Plan intended to satisfy Internal Revenue Code Section 401 to satisfy the Tax qualification provisions of the Internal Revenue Code applicable thereto. Neither Lanier nor Bank has engaged in a transaction with respect to any Lanier Benefit Plan that, assuming the Taxable Period of such transaction expired as of the date hereof, would subject Lanier or Bank to a Material Tax or penalty imposed by either
Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA in amounts which are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

          (d) No Lanier Pension Plan has any "unfunded current liability," as that term is defined in Section 302(d)(8)(A) of ERISA, based on actuarial assumptions set forth for such plan's most recent actuarial valuation, and the fair market value of the assets of any such plan exceeds the plan's "benefit liabilities," as that term is defined in Section 4001(a)(16) of ERISA, when determined under actuarial factors that would apply if the plan terminated in accordance with all applicable legal requirements. Since the date of the most recent actuarial valuation, there has been (i) no Material change in the financial position or funded status of any Lanier Pension Plan, (ii) no change in the actuarial assumptions with respect to any Lanier Pension Plan, and (iii) no increase in benefits under any Lanier Pension Plan as a result of plan amendments or changes in applicable Law, any of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier or materially affect the funding status of any such plan. Neither any Lanier Pension Plan nor any "single-employer plan," within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by Lanier or the single-employer plan of any entity which is considered one employer with Lanier under
Section 4001 of ERISA or Section 414 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived) (an "ERISA Affiliate") has an "accumulated funding deficiency" within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA, which is reasonably likely to have a Material Adverse Effect on Lanier. Lanier has not provided, and is not required to provide, security to a Lanier Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the Internal Revenue Code.
All premiums required to be paid under ERISA Section 4006 have been timely paid by Lanier except to the extent any failure to do so would not have a Material Adverse Effect on Lanier.

          (e) Within the six-year period preceding the Effective Time, no Liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by Lanier with respect to any ongoing, frozen or terminated single-employer plan or the single-employer plan of any ERISA Affiliate, which Liability is reasonably likely to have a Material Adverse Effect on Lanier. Except as Previously Disclosed, Lanier has not incurred any withdrawal Liability with respect to a multi-employer plan under Subtitle B of Title IV of ERISA (regardless of whether based on contributions of an ERISA Affiliate), which Liability is reasonably likely to have a Material Adverse Effect on Lanier. No notice of a "reportable event," within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Lanier Pension Plan or by any ERISA Affiliate within the 12-month period ending on the date hereof.

          (f) Except as required under Title I, Part 6 of ERISA and Internal Revenue Code Section 4980 B, neither Lanier nor Bank has any obligations to provide health and life benefits under any of the Lanier Benefit Plans to former employees, and there are no restrictions on the rights of Lanier to amend or terminate any such plan without incurring any Liability thereunder, which Liability is reasonably likely to have a Material Adverse Effect on Lanier.

          (g) Except as Previously Disclosed, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute or otherwise) becoming due to any officer, director or any employee of Lanier from Lanier or Bank under any Lanier Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Lanier Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, where such payment, increase or acceleration is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

          (h) The actuarial present values of all accrued deferred compensation entitlements (including, without limitation, entitlements under any executive compensation, supplemental retirement, or employment agreement) of directors and employees and former directors and employees of Lanier and its respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans subject to the provisions of Section 412 of the Internal Revenue Code or
Section 302 of ERISA, have been fully reflected on the Lanier Financial Statements to the extent required by and in accordance with GAAP.

     5.15 Material Contracts. Except as Previously Disclosed or otherwise reflected in the Lanier Financial Statements, neither Lanier, Bank nor any of their respective Assets, businesses or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, severance, termination, consulting or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $50,000, (ii) any Contract relating to the borrowing of money by Lanier or Bank or the guarantee by Lanier or Bank of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, trade payables, letters of credit and Contracts relating to borrowings or guarantees made in the ordinary course of business), and (iii) any other Contract or amendment thereto would be required to be filed as an exhibit to an Lanier Regulatory Report filed by Lanier with any Regulatory Authority as of the date of this Agreement that has not been filed by Lanier with any Regulatory Authority as an exhibit to any Lanier Regulatory Report for the fiscal year ended December 31, 1998 (together with all Contracts referred to in Sections
5.10 and 5.14(a) of this Agreement, the "Lanier Contracts"). With respect to each Lanier Contract, (i) the Contract is in full force and effect, (ii) neither Lanier nor Bank is in Default thereunder, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier, (iii) neither Lanier nor Bank has repudiated or waived any material provision of any such Contract, and (iv) no other party to any such Contract is, to the knowledge of Lanier, in Default in any respect, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier, or has repudiated or waived any Material provision thereunder. Except as Previously Disclosed, all of the indebtedness of Lanier or Bank for money borrowed is prepayable at any time by Lanier or Bank without penalty or premium.

     5.16 Legal Proceedings. There is no Litigation pending, or, to the Knowledge of Lanier threatened against either Lanier or Bank, or against any of their Assets, employee benefit plans, interests or rights that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against either Lanier or Bank, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

     5.17 Reports. Lanier and Bank have timely filed all reports and statements, together with any amendments required to be made with respect thereto, that they were required to file with Regulatory Authorities and any applicable state securities or banking authorities, except failures to file which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier. As of their respective dates, each of such reports and documents, including the financial statements, exhibits and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, each such report and document did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

     5.18 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by Lanier or Bank or any Affiliate thereof to CSBI pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by Lanier or Bank or any Affiliate thereof for inclusion in the Registration Statement to be filed by CSBI with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Lanier or Bank or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Lanier's shareholders in connection with the Lanier Meeting, and any other documents to be filed by Lanier or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Lanier be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Lanier Meeting be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Lanier Meeting. All documents that Lanier or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     5.19 Accounting, Tax and Regulatory Matters. Neither Lanier, Bank nor any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the second sentence of such Section.

     5.20 State Takeover Laws. Lanier has taken all necessary action to exempt the transactions contemplated by this Agreement from any applicable "moratorium," "control share," "fair price," "business combination" or other state takeover Law.

     5.21 Articles of Incorporation Provisions. Lanier has taken all actions so that the entering into of this Agreement and the consummation of the Merger contemplated hereby do not and will not result in the grant of any rights to any Person under the Articles of Incorporation, Bylaws or other governing instruments of Lanier (other than voting, dissenters' rights of appraisal or other similar rights) or restrict or impair the ability of CSBI or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Lanier Common Stock that may be acquired or controlled by it.

     5.22 Derivatives. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Lanier's own account, or for the account of Bank or its customers, were entered into (i) in accordance with prudent business practices and all applicable Laws, and (ii) with counterparties believed to be financially responsible.

     5.23 Year 2000. Lanier has disclosed to CSBI a complete and accurate copy of Lanier's plan, including an estimate of anticipated associated costs, for implementing modifications to Lanier's hardware, software and computer systems, chips and microprocessors, to ensure proper execution and accurate processing of all date-related data, whether from years in the same century or in different centuries. Between the date of this Agreement and the Effective Time, Lanier shall endeavor to continue its efforts to implement such plan.

                                   ARTICLE 6
                     REPRESENTATIONS AND WARRANTIES OF CSBI

   CSBI hereby represents and warrants to Lanier as follows:

     6.1 Organization, Standing and Power. CSBI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Georgia and is duly registered as a bank holding company under the BHC Act.
CSBI has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its Assets. CSBI is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI.

     6.2  Authority; No Breach By Agreement.

          (a) CSBI has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of CSBI. Subject to the Consents of Regulatory Authorities, this Agreement represents a legal, valid, and binding obligation of CSBI, enforceable against CSBI in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

          (b) Neither the execution and delivery of this Agreement by CSBI, nor the consummation by CSBI of the transactions contemplated hereby, nor compliance by either CSBI with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of CSBI's Articles of Incorporation or Bylaws, or (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any CSBI Companies under, any Contract or Permit of any CSBI Companies, where such Default or Lien, or any failure to obtain such Consent, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, or
(iii) subject to receipt of the requisite approvals referred to in Section 9.1(b) of this Agreement, violate any Law or Order applicable to any CSBI Companies or any of their respective Assets.

          (c) No notice to, filing with or Consent of any public body or authority is necessary for the consummation by CSBI of the Merger and the other transactions contemplated in this Agreement other than (i) in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws and rules of the NASD, (ii) Consents required from Regulatory Authorities, (iii) notices to or filings with the IRS or the Pension Benefit Guaranty Corporation with respect to any employee benefit plans, (iv) under the HSR Act, and (v) Consents, filings or notifications which, if not obtained or made, are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI.

     6.3  Capital Stock.

          (a) The authorized capital stock of CSBI consists of 30,000,000 shares of CSBI Common Stock. As of June 30, 1999, there were 11,754,156 shares of CSBI Common Stock issued and outstanding. As of June 30, 1999, 500,000 shares of CSBI Common Stock were reserved for issuance upon the exercise of issued and outstanding stock options under the 1994 Incentive Stock Option Plan and 500,000 shares of CSBI Common Stock are reserved under the 1998 Century South Banks, Inc. Executive Stock Plan (collectively, the "CSBI Option Plans"). All of the issued and outstanding shares of CSBI Common Stock are, and all of the shares of CSBI Common Stock to be issued in exchange for shares of Lanier Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the GBCC. None of the outstanding shares of CSBI Common Stock has been, and none of the shares of CSBI Common Stock to be issued in exchange for shares of Lanier Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of CSBI.

          (b) Except as set forth in Section 6.3(a) of this Agreement, or as provided pursuant to the CSBI Option Plans or as Previously Disclosed, as of the date of this Agreement, there are no shares of capital stock or other equity securities of CSBI outstanding and no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of CSBI or contracts, commitments, understandings or arrangements by which CSBI is or may be bound to issue additional shares of its capital stock or options, warrants or rights to purchase or acquire any additional shares of its capital stock.

     6.4  SEC Filings; Financial Statements.

          (a) CSBI has filed and made available to Lanier all forms, reports and documents required to be filed by CSBI with the SEC since December 31, 1994 (collectively, the "CSBI SEC Reports"). The CSBI SEC Reports (i) at the time filed, complied in all Material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a Material fact or omit to state a Material fact required to be stated in such CSBI SEC Reports or necessary in order to make the statements in such CSBI SEC Reports, in light of the circumstances under which they were made, not misleading. Except for CSBI Subsidiaries that are registered as a broker, dealer or investment advisor or filings due to fiduciary holdings of the CSBI Subsidiaries, none of the CSBI Subsidiaries is required to file any forms, reports or other documents with the SEC;

          (b) CSBI has Previously Disclosed and delivered to Lanier prior to the execution of this Agreement copies of all CSBI Financial Statements for periods ended prior to the date hereof and will deliver to Lanier copies of all CSBI Financial Statements prepared subsequent to the date hereof. The CSBI Financial Statements (as of the dates thereof and the periods covered thereby) (i) are or, if dated after the date of this Agreement, will be in accordance with the books and records of the CSBI Companies, which are or will be, materially complete and correct and which have been or will have been, maintained in accordance with good business practices, and (ii) present or will present fairly the consolidated financial position of the CSBI Companies as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows of the CSBI Companies for the periods indicated, in accordance with GAAP (subject to exceptions as to consistency specified therein or as may be indicated in the notes thereto or, in the case of interim financial statements, to normal recurring period-end adjustments that are not Material).

     6.5 Absence of Undisclosed Liabilities. None of the CSBI Companies have any Liabilities that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, except Liabilities which are accrued or reserved against in the consolidated balance sheets of CSBI as of December 31, 1998 and June 30, 1999 included in the CSBI Financial Statements or reflected in the notes thereto. No CSBI Companies have incurred or paid any Liability since June 30, 1999, except for such Liabilities incurred or paid in the ordinary course of business consistent with past business practice and which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI.

     6.6 Absence of Certain Changes or Events. Since June 30, 1999, except as Previously Disclosed, (i) there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, and (ii) the CSBI Companies have not taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a Material breach or violation of any of the covenants and agreements of CSBI provided in Article 7 of this Agreement.

     6.7 Compliance with Laws. CSBI is duly registered as a bank holding company under the BHC Act. Each of the CSBI Companies has in effect all permits necessary to own, lease or operate their Assets and to carry on their business as now conducted, except for those Permits the absence of which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, and there has occurred no Default under any such Permit, other than Defaults which are not reasonably likely to have, individually or in the aggregate, a Material

Adverse Effect on CSBI. None of the CSBI Companies:

          (a) is in violation of any Laws, Orders or Permits applicable to its business or employees conducting its business, except for violations which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI; and

          (b) except as Previously Disclosed, has received any notification or communication from any agency or department of federal, state or local government or any Regulatory Authority or the staff thereof (i) asserting that any of the CSBI Companies are not in compliance with any of the Laws or Orders which such governmental authority or Regulatory Authority enforces, where such noncompliance is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, (ii) threatening to revoke any Permits, the revocation of which is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, or (iii) requiring any CSBI Companies to enter into or consent to the issuance of a cease and desist order, formal agreement, directive, commitment or memorandum of understanding, or to adopt any Board resolution or similar undertaking, which restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies, its management or the payment of dividends.

     6.8 Legal Proceedings. There is no Litigation instituted or pending, or, to the Knowledge of CSBI, threatened against any CSBI Companies, or against any Asset, interest or right of any of them, that is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI, nor are there any Orders of any Regulatory Authorities, other governmental authorities or arbitrators outstanding against any CSBI Companies, that are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI.

     6.9 Statements True and Correct. No statement, certificate, instrument or other writing furnished or to be furnished by any CSBI Companies or any Affiliate thereof to Lanier pursuant to this Agreement or any other document, agreement or instrument referred to herein contains or will contain any untrue statement of Material fact or will omit to state a Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any CSBI Companies or any Affiliate thereof for inclusion in the Registration Statement to be filed by CSBI with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein not misleading. None of the information supplied or to be supplied by any CSBI Companies or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Lanier shareholders in connection with the Lanier Meeting, and any other documents to be filed by any CSBI Companies or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Lanier, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Lanier Meeting, be false or misleading with respect to any Material fact, or omit to state any Material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Lanier Meeting. All documents that any CSBI Companies or any Affiliate thereof is responsible for filing with any Regulatory Authority in connection with the transactions contemplated hereby will comply as to form in all Material respects with the provisions of applicable Law.

     6.10 Accounting, Tax and Regulatory Matters. No CSBI Company or any Affiliate thereof has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to (i) prevent the Merger from qualifying for pooling-of-interests accounting treatment or as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any Consents of Regulatory Authorities referred to in
Section 9.1(b) of this Agreement or result in the imposition of a condition or restriction of the type referred to in the second sentence of such Section 9.1(b).

                                   ARTICLE 7
                    CONDUCT OF BUSINESS PENDING CONSUMMATION

     7.1 Affirmative Covenants of Lanier. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement unless the prior written consent of CSBI shall have been obtained, and except as otherwise contemplated herein, Lanier agrees: (i) to operate its business and cause Bank to operate its business in the usual, regular and ordinary course;
(ii) to preserve intact its business organizations and Assets and maintain its rights and franchises; (iii) to use its reasonable efforts to cause its representations and warranties to be correct at all times; and (iv) to take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of
Section 9.1(b) of this Agreement or (b) adversely affect in any Material respect the ability of either Party to perform its covenants and agreements under this Agreement.

     7.2 Negative Covenants of Lanier. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, Lanier covenants and agrees that it and Bank will not do or agree or commit to do, any of the following without the prior written consent of the Chief Executive Officer of CSBI, which consent shall not be unreasonably withheld:

          (a) amend the Articles of Incorporation, Bylaws or other governing instruments of Lanier or the Articles of Association, Bylaws or other governing instruments of Bank; or

          (b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $50,000 except in the ordinary course of the business of Lanier and Bank consistent with past practices (which shall include creation of deposit liabilities, purchases of federal funds and entry into repurchase agreements fully secured by U.S. government or agency securities), or impose, or suffer the imposition, on any share of stock of Bank held by Lanier of any Lien or permit any such Lien to exist; or

          (c) repurchase, redeem or otherwise acquire or exchange (other than exchanges in the ordinary course under employee benefit plans), directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Lanier, or declare or pay any dividend or make any other distribution in respect of Lanier capital stock provided that Lanier may, in its sole discretion (to the extent legally and contractually permitted to do so), but shall not be obligated to: (i) declare and pay a cash dividend at a rate not to exceed nineteen cents ($0.19) per share to shareholders of record on December 30, 1999; and (ii) declare and pay a cash dividend at a rate not to exceed ten cents ($0.10) per share to shareholders of record on the date CSBI declares its first quarterly dividend of 2000 unless the Closing occurs prior to such date in which case any then unpaid Lanier dividend shall not be paid; or

          (d) except for this Agreement, or as Previously Disclosed, issue or sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Lanier Common Stock, or any stock appreciation rights, or any option, warrant, conversion or other right to acquire any such stock; or

          (e) adjust, split, combine or reclassify any capital stock of Lanier or issue or authorize the issuance of any other securities in respect of or in substitution for shares of either Lanier Common Stock or Bank's common stock or sell, lease, mortgage or otherwise dispose of or otherwise encumber any Asset having a book value in excess of $25,000 other than in the ordinary course of business for reasonable and adequate consideration; or

          (f) acquire direct or indirect control over any real property, other than in connection with (i) foreclosures in the ordinary course of business, or
(ii) acquisitions of control by Lanier in its fiduciary capacity; or

          (g) except for purchases of U.S. Treasury securities or U.S. Government agency securities, which in either case have maturities of three years or less, purchase any securities or make any Material investment, either by purchase of stock or securities, contributions to capital, Asset transfers or purchase of any Assets, in any Person other than Bank, or otherwise acquire direct or indirect control over any Person, other than in connection with (i) foreclosures in the ordinary course of business, (ii) acquisitions of control by a depository institution Subsidiary in its fiduciary capacity, or (iii) the creation of new, wholly-owned Subsidiaries organized to conduct or continue activities otherwise permitted by this Agreement; or

          (h) grant any increase in compensation or benefits to the employees or officers of Lanier or Bank (including such discretionary increases as may be contemplated by existing employment agreements) exceeding 5% individually or in the aggregate on an annual basis, except in accordance with past practice Previously Disclosed or as required by Law, pay any bonus enter into or amend any severance agreements with officers of either Lanier or Bank, grant any increase in fees or other increases in compensation or other benefits to directors of either Lanier or Bank except in accordance with past practice Previously Disclosed; or

          (i) enter into or amend any employment Contract between Lanier or Bank and any Person (unless such amendment is required by Law) that Lanier or Bank, as the case may be, does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time; or

          (j) adopt any new employee benefit plan of Lanier or Bank or make any Material change in or to any existing employee benefit plans of Lanier or Bank other than any such change that is required by Law or that, in the opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan; or

          (k) make any significant change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate to conform to changes in regulatory accounting requirements or GAAP; or

          (l) commence any Litigation other than in accordance with past practice, settle any Litigation involving any Liability of Lanier or Bank for money damages in excess of $25,000 or Material restrictions upon the operations of Lanier or Bank;

          (m) except in the ordinary course of business, modify, amend or terminate any Material Contract or waive, release, compromise or assign any Material rights or claims; or

          (n) make any loan or extension of credit to any borrower of Lanier or Bank in excess of an aggregate of $750,000.

     7.3 Covenants of CSBI. From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Lanier shall have been obtained, CSBI covenants and agrees that it shall (i) continue to conduct business and the business of its Subsidiaries in a manner designed in its reasonable judgment to enhance the long-term value of the CSBI Common Stock and the business prospects of the CSBI Companies, (ii) to the extent consistent therewith, use all reasonable efforts to preserve intact the CSBI Companies' core businesses and goodwill with its employees and the communities they serve, (iii) use its reasonable efforts to cause its representations and warranties to be correct at all times, (iv) take no action which would (a) adversely affect the ability of any Party to obtain any Consents required for the transaction contemplated hereby without imposition of a condition or restriction of the type referred to in the last sentence of
Section 9.1(b) of this Agreement, or (b) adversely affect in any Material respect the ability of any Party to perform its covenants and agreements under this Agreement, and (v) not take any action reasonably likely to result in any stop order or suspension from trading to be issued regarding the listed shares of the common stock of CSBI.

     7.4 Adverse Changes in Condition. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) is reasonably likely to cause or constitute a Material breach of any of its representations, warranties or covenants contained herein and to use its reasonable efforts to prevent or promptly to remedy the same.

     7.5 Reports. Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the Regulatory Authorities, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders' equity and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring period-end adjustments that are not Material). As of their respective dates, such reports filed with the Regulatory Authorities will comply in all Material respects with the Securities Laws and will not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

                                   ARTICLE 8
                             ADDITIONAL AGREEMENTS

     8.1 Shareholder Approval. Lanier shall take, in accordance with applicable law and its Articles of Incorporation and Bylaws, all action necessary to convene the Lanier Meeting to consider and vote upon the approval of this Agreement and any other matters required to be approved by Lanier shareholders for consummation of the Merger (including any adjournment), as promptly as practicable after the Registration Statement is declared effective. The Board of Directors of Lanier shall (subject to compliance with its fiduciary duties as advised by counsel) recommend such approval, and Lanier (subject to the direction of the Lanier Board acting in compliance with its fiduciary duties as advised by counsel) shall take all reasonable lawful action to solicit such approval by its shareholders.

     8.2  Registration Statement.

          (a) Each of CSBI and Lanier agrees to cooperate in the preparation of a Registration Statement to be filed by CSBI with the SEC in connection with the issuance of CSBI Common Stock in the Merger (including the Proxy Statement and all related documents). Provided Lanier has cooperated as required above, CSBI agrees to file the Registration Statement with the SEC as promptly as practicable, but in no event later than 60 days after the date of this Agreement. Each of Lanier and CSBI agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the 1933 Act as promptly as reasonably practicable after filing thereof. CSBI also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Lanier agrees to furnish CSBI all information concerning Lanier, Bank and their respective officers, directors and shareholders as may be reasonably requested in connection with the foregoing.

          (b) Each of Lanier and CSBI agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the 1933 Act, contain any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to Lanier shareholders and at the time of the Lanier Meeting, contain any untrue statement of a Material fact or omit to state any Material fact required to be stated therein or necessary to make the statements therein not misleading with respect to any Material fact, or which will omit to state any Material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Lanier and CSBI further agrees that if it shall become aware prior to the Effective Date of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any Material fact, or to omit to state any Material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Proxy Statement.

          (c) In the case of CSBI, CSBI will advise Lanier, promptly after CSBI receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, or of the issuance of any stop order or the suspension of the qualification of the CSBI Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

          (d) Nothing in this Section 8.2 or elsewhere in this Agreement shall prohibit accurate disclosure by Lanier of information that is required to be disclosed in the Registration Statement of the Proxy Statement or in any other document required to be filed with the SEC (including, without limitation, a Solicitation/Recommendation Statement on Schedule 14D-9) or otherwise required to be publicly disclosed by applicable Law or the regulations and rules of the NASD.

     8.3 Applications. CSBI shall promptly prepare and file, Lanier and Bank shall cooperate in the preparation and, where appropriate, filing of, applications with all Regulatory Authorities having jurisdiction over the transactions contemplated by this Agreement seeking the requisite Consents necessary to consummate the transactions contemplated by this Agreement. CSBI shall permit Lanier and Bank to review (and approve with respect to information relating to Lanier and Bank) such applications prior to filing same.

     8.4 Filings with State Office. Upon the terms and subject to the conditions of this Agreement, the Parties shall execute and file the Articles of Merger with the Secretary of State of the State of Georgia in connection with the Closing.

     8.5 Agreement as to Efforts to Consummate. Subject to the terms and conditions of this Agreement, each Party agrees to use its reasonable efforts to take all actions, and to do all things necessary, proper or advisable under applicable Laws, as promptly as practicable so as to permit consummation of the Merger at the earliest possible date and to otherwise enable consummation of the transactions contemplated hereby and shall cooperate fully with the other Party hereto to that end (it being understood that any amendments to the Registration Statement filed by CSBI in connection with the CSBI Common Stock to be issued in the Merger or a resolicitation of proxies as a consequence of an acquisition agreement by CSBI or any of its Subsidiaries shall not violate this covenant), including, without limitation, using its reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in
Article 9 of this Agreement; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement. Each Party shall use, and shall cause each of its Subsidiaries to use, its reasonable efforts to obtain all Consents necessary or desirable for the consummation of the transactions contemplated by this Agreement.

     8.6  Investigation and Confidentiality.

          (a) Prior to the Effective Time, each Party will keep the other Party advised of all Material developments relevant to its business and to consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall be reasonably related to the transaction contemplated hereby and shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the representations and warranties of the other Party.

          (b) Each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by any other Party concerning its and its Subsidiaries' businesses, operations and financial condition except in furtherance of the transactions contemplated by this Agreement. In the event that a Party is required by applicable Law or valid court process to disclose any such confidential information, then such Party shall provide the other Party with prompt written notice of any such requirement so that the other Party may seek a protective order or other appropriate remedy and/or waive compliance with this Section 8.6. If in the absence of a protective order or other remedy or the receipt of a waiver by the other Party, a Party is nonetheless, in the written opinion of counsel, legally compelled to disclose any such confidential information to any tribunal or else stand liable for contempt or suffer other censure or penalty, a Party may, without liability hereunder, disclose to such tribunal only that portion of the confidential information which such counsel advises such Party is legally required to be disclosed; provided that such disclosing Party use its best efforts to preserve the confidentiality of such confidential information, including without limitation, by cooperating with the other Party to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded such confidential information by such tribunal. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return all documents and copies thereof and all work papers containing confidential information received from the other Party.

          (c) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a Material breach of any representation, warranty, covenant or agreement of the other Party or which has had or is reasonably likely to have a Material Adverse Effect on the other Party.

          (d) Neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize the attorney-client or similar privilege with respect to such information or contravene any Law, rule, regulation, Order, judgment, decree, fiduciary duty or agreement entered into prior to the date of this Agreement. The Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of the preceding sentence apply.

     8.7 Press Releases. Prior to the Effective Time, Lanier and CSBI shall consult with each other as to the form and substance of any press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby; provided, however, that nothing in this Section
8.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party's disclosure obligations imposed by Law.

     8.8 Certain Actions. Except with respect to this Agreement and the transactions contemplated hereby, neither Lanier nor any Affiliate thereof nor any investment banker, attorney, accountant or other representative (collectively, the "Representatives") retained by Lanier or Bank shall directly or indirectly solicit or engage in negotiations concerning any Acquisition Proposal by any Person, or provide any confidential information or assistance to, or have any discussions with, any Person with respect to an Acquisition Proposal. Except to the extent necessary to comply with the fiduciary duties of Lanier Board of Directors as determined by the Lanier Board of Directors after consulting with and considering the advice of counsel, neither Lanier nor any Affiliate or Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, but Lanier may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised by counsel; provided that Lanier shall promptly advise CSBI verbally and in writing following the receipt of any Acquisition Proposal and the Material details thereof. Lanier shall (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any of the foregoing and
(ii) direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing.

     8.9 Accounting and Tax Treatment. Each of the Parties undertakes and agrees to use its reasonable efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify for pooling-of-interests accounting treatment and treatment as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes.

     8.10 State Takeover Laws. Lanier and Bank shall take all reasonable steps to exempt the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable state takeover Law.

     8.11 Articles of Incorporation Provisions. Lanier and Bank shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger does not and will not result in the grant of any rights to any Person under the Articles, Bylaws or other governing instruments of Lanier or Bank (other than voting, dissenters' rights of appraisal or other similar rights) or restrict or impair the ability of CSBI or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of Lanier or Bank that may be acquired or controlled by it.

     8.12 Agreement of Affiliates. Lanier has Previously Disclosed all Persons whom it reasonably believes is an "affiliate" of Lanier for purposes of Rule 145 under the 1933 Act. Lanier shall use its reasonable efforts to cause each such Person to deliver to CSBI not later than 30 days after the date of this Agreement, a written agreement, substantially in the form of Exhibit B, providing that such Person will not sell, pledge, transfer or otherwise dispose of the shares of Lanier Common Stock held by such Person except as contemplated by such agreement or by this Agreement and will not sell, pledge, transfer or otherwise dispose of the shares of CSBI Common Stock to be received by such Person upon consummation of the Merger except in compliance with applicable provisions of the 1933 Act and the rules and regulations thereunder and until such time as the financial results covering at least 30 days of combined operations of CSBI and Lanier have been published within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. If the Merger will qualify for pooling-of-interests accounting treatment, (i) shares of CSBI Common Stock issued to such affiliates of Lanier in exchange for shares of Lanier Common Stock and (ii) shares of CSBI Common Stock held by affiliates of CSBI shall not be transferable until such time as financial results referred to in this Section
8.12 have been published as set forth in this Section 8.12, regardless of whether each such affiliate has provided the written agreement referred to in this Section 8.12 (and CSBI shall be entitled to place restrictive legends upon certificates for shares of CSBI Common Stock issued to affiliates of Lanier pursuant to this Agreement to enforce the provisions of this Section 8.12); provided, further that no affiliate of Lanier may dispose of or reduce the risks of ownership in their respective shares of CSBI Common Stock or Lanier Common Stock within 30 days prior to the Effective Time. CSBI shall not be required to maintain the effectiveness of the Registration Statement under the 1933 Act for the purposes of resale of CSBI Common Stock by such affiliates.

     8.13 Employee Benefits and Contracts. Following the Effective Time, CSBI shall provide generally to officers and employees of Lanier, who at or after the Effective Time become employees of a CSBI Company, employee benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of CSBI Common Stock except as set forth in this Section 8.13) on terms and conditions which when taken as a whole are substantially similar to those currently provided by the CSBI Companies to their similarly situated officers and employees; provided, that, for a period of 12 months after the Effective Time, CSBI shall provide generally to officers and employees of Lanier and Bank benefits in accordance with the policies of CSBI. CSBI shall waive any pre-existing condition exclusion under any employee health plan for which any employees and/or officers and dependents covered by Lanier Benefit Plans as of Closing shall become eligible by virtue of the preceding sentence, to the extent (i) such pre-existing condition was covered under the Lanier Benefit Plans and (ii) the individual affected by the pre-existing condition was covered by the Lanier Entity's corresponding plan on the date which immediately precedes the Effective Time. For purposes of participation, vesting and benefit accrual under all qualified benefit plans, the service of the employees of Lanier or Bank prior to the Effective Time shall be treated as service with the CSBI Companies participating in all qualified benefit plans.

     8.14 Exchange Listing. CSBI shall use its reasonable efforts to list, prior to the Effective Time, on the NASDAQ, subject to official notice of issuance, the shares of CSBI Common Stock to be issued to the holders of Lanier Common Stock pursuant to the Merger.

     8.15 D&O Coverage. Immediately after the Effective Time, CSBI will provide directors and officers insurance coverage for Bank's directors and/or officers who continue to serve in such capacity on terms and conditions which, when taken as a whole, are substantially similar to the coverage provided by the CSBI Companies to their similarly situated directors and/or officers.

                                   ARTICLE 9
               CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

     9.1 Conditions to Obligations of Each Party. The respective obligations of each Party to perform this Agreement and to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 11.6 of this Agreement:

          (a) Shareholder Approval.  The shareholders of Lanier shall have
              --------------------
approved this Agreement and the consummation of the Merger as and to the extent required by Law and by the provisions of any of its governing instruments and by the rules of the NASD.

          (b) Regulatory Approvals.  All Consents of, filings and registrations
              --------------------
with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including, without limitation, requirements relating to the raising of additional capital or the disposition of Assets or deposits) which in the reasonable judgment of the Board of Directors of CSBI would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (c) Consents and Approvals.  Each Party shall have obtained any and
              ----------------------
all Consents required for consummation of the Merger (other than those referred to in Section 9.1(b) of this Agreement) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of CSBI would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

          (d) Legal Proceedings.  No court or governmental or Regulatory
              -----------------
Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

          (e) Registration Statement.  The Registration Statement shall be
              ----------------------
effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, and all necessary approvals under state securities Laws or the 1933 Act or 1934 Act relating to the issuance or trading of the shares of CSBI Common Stock issuable pursuant to the Merger shall have been received.

          (f) Tax Matters.  Each of the parties shall have received a written
              -----------
opinion of counsel from Troutman Sanders LLP in form reasonably satisfactory to each of them (the "Tax Opinion"), substantially to the effect that for federal income tax purposes (i) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, (ii) the exchange in the Merger of Lanier Common Stock for CSBI Common Stock will not give rise to gain or loss to the shareholders of Lanier with respect to such exchange (except to the extent of any cash received in lieu of a fractional share interest in CSBI Common Stock), and (iii) neither of Lanier nor CSBI will recognize gain or loss as a consequence of the Merger except for income and deferred gain recognized pursuant to Treasury regulations issued under Section 1502 of the Internal Revenue Code. In rendering such Tax Opinion, Troutman Sanders LLP shall be entitled to rely upon representations of officers of Lanier and CSBI reasonably satisfactory in form and substance to such counsel.

          (g) Employment Agreements.  Each of Joseph D. Chipman, Jr. and Ricky
              ---------------------
H. Pugh shall have entered into the employment agreements with Bank in substantially the form set forth in Exhibits C-1 and C-2 to this Agreement and each of them shall have terminated their existing employment agreements with Lanier and Bank.

     9.2 Conditions to Obligations of CSBI. The obligations of CSBI to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by CSBI pursuant to Section 11.6(a) of this Agreement:

          (a) Representations and Warranties.  The representations and
              ------------------------------
warranties of Lanier set forth or referred to in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 5.3 of this Agreement, which shall be true and correct in all Material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Lanier.

          (b) Performance of Agreements and Covenants.  Each and all of the
              ---------------------------------------
agreements and covenants of Lanier to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates.  Lanier shall have delivered to CSBI (i) a
              ------------
certificate, dated as of the Effective Time and signed on its behalf by its Chief Executive Officer and Chief Financial Officer, to the effect that the conditions of its obligations set forth in Section 9.2(a) and 9.2(b) of this Agreement have been satisfied, and (ii) certified copies of resolutions duly adopted by the Lanier Board of Directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as CSBI and its counsel shall request.

          (d) Opinion of Counsel.  CSBI shall have received a written opinion
              ------------------
from Powell, Goldstein, Frazer & Murphy, counsel to Lanier, dated as of the Closing, in form reasonably satisfactory to CSBI, as to the matters set forth in Exhibit E hereto.

          (e) Accountant's Letters.  CSBI shall have received from KPMG LLP
              --------------------
letters dated not more than five days prior to (i) the date of the Proxy Statement and (ii) the Effective Time, with respect to certain financial information regarding Lanier and Bank, in form and substance reasonably satisfactory to CSBI, which letters shall be based upon customary specified procedures undertaken by such firm.

          (f) Affiliate Agreements.  CSBI shall have received from each
              --------------------
affiliate of Lanier the affiliate agreement referred to in Section 8.12 hereof, in substantially the form attached hereto as Exhibit B, to the extent necessary to assure in the reasonable judgment of CSBI that the transaction contemplated hereby will qualify for pooling-of-interests accounting treatment.

          (g) Support Agreements.  Each of the executive officers and directors
              ------------------
of Lanier listed in Exhibit D shall have executed and delivered to CSBI a Support Agreement in substantially the form attached hereto as Exhibit A.

          (h) Pooling Letter.  CSBI shall have received a letter, dated as of
              --------------
the Effective Time, in form and substance reasonably acceptable to CSBI, from KPMG LLP to the effect that the Merger will qualify for pooling-of-interests accounting treatment.

     9.3 Conditions to Obligations of Lanier The obligations of Lanier to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Lanier pursuant to Section 11.6(b) of this Agreement:

          (a) Representations and Warranties.  The representations and
              ------------------------------
warranties of CSBI set forth or referred to in this Agreement shall be true and correct in all Material respects as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date), except (i) as expressly contemplated by this Agreement, or (ii) for representations and warranties (other than the representations and warranties set forth in Section 6.3 of this Agreement, which shall be true and correct in all Material respects) the inaccuracies of which relate to matters that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on CSBI.

          (b) Performance of Agreements and Covenants.  Each and all of the
              ---------------------------------------
agreements and covenants of CSBI to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all Material respects.

          (c) Certificates.  CSBI shall have delivered to Lanier (i) a
              ------------
certificate, dated as of the Effective Time and signed on its behalf by its Chief Executive Officer and its Chief Financial Officer, to the effect that the conditions of its obligations set forth in Section 9.3(a) and 9.3(b) of this Agreement have been satisfied, and

(ii) certified copies of resolutions duly adopted by CSBI's Board of Directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Lanier and its counsel shall request.

          (d) Opinion of Counsel.  Lanier shall have received an opinion of
              ------------------
Troutman Sanders LLP, counsel to CSBI, dated as of the Effective Time, in form reasonably satisfactory to Lanier, as to matters set forth in Exhibit F hereto.

          (e) Share Listing.  The shares of CSBI Common Stock issuable pursuant
              -------------
to the Merger shall have been approved for listing on NASDAQ.

                                   ARTICLE 10
                                  TERMINATION

     10.1 Termination. Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Lanier, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

          (a) By mutual consent of the respective Boards of Directors of CSBI and Lanier; or

          (b) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event of a breach by the other Parties of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching party the ability to refuse to consummate the Merger under the standard set forth in Section 9.2(a) of this Agreement in the case of CSBI and Section 9.3(a) of this Agreement in the case of Lanier; or

          (c) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event
(i) any Consent of any Regulatory Authority required for consummation of the Merger shall have been denied by final nonappealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, or (ii) the shareholders of Lanier fail to vote their approval of this Agreement and the transaction contemplated hereby at the Lanier Meeting where the transaction was presented to such shareholders for approval and voted upon; or

          (d) By the Board of Directors of either Party in the event that the Merger shall not have been consummated by March 31, 2000, but only if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 10.1(d); or

          (e) By the Board of Directors of either Party (provided that the terminating Party is not then in Material breach of any representation, warranty, covenant or other agreement contained in this Agreement) in the event that any of the conditions precedent to the obligations of such Party to consummate the Merger cannot be satisfied or fulfilled by the date specified in
Section 10.1(d) of this Agreement; or

          (f) By CSBI in the event that the Board of Directors of Lanier shall have failed to reaffirm, following a written request by CSBI for such reaffirmation after Lanier shall have received any inquiry or proposal with respect to an Acquisition Proposal, its approval of the Merger (to the exclusion of any other Acquisition Proposal), or shall have resolved not to reaffirm the Merger.

     10.2 Effect of Termination. In the event of the termination and abandonment of this Agreement pursuant to Section 10.1 of this Agreement, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 10.2 and Article 11 and Section 8.6(b) of this Agreement shall survive any such termination and abandonment, and (ii) a termination pursuant to Sections 10.1(b) or 10.1(e) of this Agreement shall not relieve the breaching Party from Liability for an uncured willful breach of a representation, warranty, covenant or agreement giving rise to such termination; provided that such Liability shall be determined solely in accordance with the effect of Section 11.2(b) of this Agreement.

     10.3 Non-Survival of Representations and Covenants. The respective representations, warranties, obligations, covenants and agreements of the Parties shall not survive the Effective Time except for this Section 10.3 and Articles 2, 3, 4, and 11 and Section 8.12 of this Agreement.

                                   ARTICLE 11
                                 MISCELLANEOUS

     11.1 Definitions. Except as otherwise provided herein, the capitalized terms set forth below (in their singular and plural forms as applicable) shall have the following meanings:

     "Acquisition Proposal" with respect to a Party shall mean any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or Assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the Assets of, such Party or any of its Subsidiaries.

     "Affiliate" of a Person shall mean: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person, (ii) any officer, director, partner, employer or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

     "Agreement" shall mean this Agreement and Plan of Merger, including the Exhibits delivered pursuant hereto and incorporated herein by reference.

     "Allowance" shall mean the allowance for possible loan or credit losses for the periods set forth in Section 5.9 of this Agreement.

     "Articles of Merger" shall mean the Articles of Merger to be executed by CSBI and Lanier and filed with the Secretary of State of the State of Georgia relating to the Merger as contemplated by Section 1.1 of this Agreement.

     "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

     "Bank" shall have the meaning set forth in the Preamble of this Agreement.

     "BHC Act" shall mean the federal Bank Holding Company Act of 1956, as amended.

     "Closing" shall mean the closing of the transaction contemplated hereby, as described in Section 1.2 of this Agreement.

     "Consent" shall mean any consent, approval, authorization, clearance, exemption, waiver or similar affirmation by any Person pursuant to any Contract, Law, Order or Permit.

     "Contract" shall mean any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

     "CSBI Common Stock" shall mean the One Dollar ($1.00) par value common stock of CSBI.

     "CSBI Companies" shall mean, collectively, CSBI and all CSBI Subsidiaries.

     "CSBI Financial Statements" shall mean (i) the consolidated statements of condition (including related notes and schedules, if any) of CSBI as of June 30, 1999, and as of December 31, 1998, 1997, 1996 and 1995, and the related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1999 and 1998, and for each of the four years ended December 31, 1998, 1997, 1996 and 1995, as filed by CSBI in SEC Documents and (ii) the consolidated statements of condition of CSBI (including related notes and schedules, if any) and related statements of income, changes in shareholders' equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to December 31, 1998.

     "CSBI Subsidiaries" shall mean the subsidiaries of CSBI.

     "Deemed Market Value" shall mean the arithmetic average of the closing price for CSBI Common Stock as reported on NASDAQ for the 20 consecutive trading days immediately preceding the date which is five calendar days prior to the Effective Time.

     "Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of control or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase or impose any Liability under, any Contract, Order or Permit.

     "Effective Time" shall mean the date and time at which the Articles of Merger reflecting the Merger shall become effective with the Secretary of State of the State of Georgia.

     "Environmental Laws" shall mean all federal, state, municipal and local laws, statutes, orders, regulations, decrees, resolutions, proclamations, permits, licenses, approvals, authorizations, consents, judgments, judicial decisions and other governmental requirements, limitations and standards relating to the environment, health and safety issues, including, without limitation, the manufacture, generation, use, processing, treatment, recycling, storage, handling, "Release" (as hereinafter defined), investigation, removal, remediation and cleanup of or other corrective action for "Hazardous Materials" (as hereinafter defined), exposure to Hazardous Materials and personal injury, natural resource damage, property damage and interference with the use of property caused by or resulting from Hazardous Materials.

     "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA Affiliate" shall have the meaning provided in Section 5.14 of this Agreement.

     "ERISA Plan" shall have the meaning provided in Section 5.14 of this Agreement.

     "Exchange Ratio" shall mean the ratio formed by the number of shares of CSBI Common Stock Lanier shareholders will receive for each share of Lanier Common Stock as set forth herein to one.

     "Exhibits" A through F, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

     "GAAP" shall mean generally accepted accounting principles, consistently applied during the periods involved.

     "GBCC" shall mean the Georgia Business Corporation Code.

     "Hazardous Materials" shall mean all hazardous, toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic and volatile substances, materials, compounds, chemicals and waste, and all other industrial waste, sanitary waste, pollutants and contaminants, and all constituents thereof, including, without limitation, petroleum hydrocarbons, asbestos-containing materials, lead-based paints and all substances, materials, wastes, chemicals, compounds, contaminants and pollutants regulated or addressed by Environmental Laws.

     "IRS" shall mean the Internal Revenue Service.

     "Internal Revenue Code" shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     "Knowledge" as used with respect to a Person shall mean the knowledge, after all appropriate due inquiry, of the Chairman, President, Chief Financial Officer, Chief Accounting Officer, Chief Credit Officer, General Counsel, or any Senior or Executive Vice President or Manager of such Person.

     "Lanier Benefit Plans" shall have the meaning set forth in Section 5.14 of this Agreement.

     "Lanier Common Stock" shall mean the One Dollar ($1.00) par value common stock of Lanier.

     "Lanier Financial Statements" shall mean (i) the consolidated balance sheets (including related notes and schedules, if any) of Lanier as of June 30, 1999 and as of December 31, 1998, 1997, 1996, and 1995, and the related statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) for the six months ended June 30, 1999 and 1998 and each of the four fiscal years ended December 31, 1998, 1997, 1996, and 1995, as filed by Lanier in SEC Documents, and (ii) the consolidated statements of condition of Lanier (including related notes and schedules if any) and related statements of income, changes in shareholders' equity and cash flows (including related notes and schedules, if any) included in SEC Documents file with respect to periods ended subsequent to December 31, 1998.

     "Lanier Meeting" shall mean the special meeting of the shareholders of Lanier or any adjournment thereof to vote on the matters set forth in the Proxy Statement.

     "Lanier Regulatory Report" shall mean any form, report, or document either
(i) filed or required to be filed by Lanier or Bank or both with any Regulatory Authority, or (ii) received by Lanier or Bank or both from any Regulatory Authority.

     "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule or statute and all Environmental Laws applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any of the Regulatory Authorities.

     "Liability" shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured or otherwise.

     "Lien" shall mean any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge or claim of any nature whatsoever of, on or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party; and (iv) Liens which have been Previously Disclosed.

     "Litigation" shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, request for information, hearing, inquiry, administrative or other proceeding, or notice (written or oral) by any Person alleging potential Liability or requesting information relating to or affecting a Party, its business, its Assets (including, without limitation, Contracts related to it) or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

     "Loan Property" shall mean any property owned, leased or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

     "Material" for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

     "Material Adverse Effect" on a Party shall mean an event, change, condition or occurrence which has a Material adverse impact on (i) the financial position, business or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (x) changes in banking and similar Laws of general applicability or interpretations thereof by courts or governmental authorities and (y) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies.

     "Merger" shall mean the merger of Lanier with and into CSBI referred to in the Preamble of this Agreement.

     "Merger Consideration" shall mean the aggregate consideration to be received for all of the shares of Lanier Common Stock.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "NASDAQ" shall mean the Nasdaq Stock Market, Inc.

     "1933 Act" shall mean the Securities Act of 1933, as amended.

     "1934 Act" shall mean the Securities Exchange Act of 1934, as amended.

     "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

     "Participation Facility" shall mean any facility or property in which the Party in question or any of its Subsidiaries participates in the management (including, but not limited to, any property or facility held in a joint venture) and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

     "Party" shall mean either Lanier or CSBI, and "Parties" shall mean Lanier and CSBI.

     "Permit" shall mean any federal, state, local and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its capital stock, Assets, Liabilities or business.

     "Person" shall mean a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert or any person acting in a representative capacity.

     "Previously Disclosed" shall mean information delivered in writing prior to the date of this Agreement marked as such and in the manner and to the Party or counsel or both described in Section 11.8 of this Agreement and entitled "Previously Disclosed Information Delivered Pursuant to the Agreement and Plan of Merger" describing in reasonable detail the matters contained therein or identifying the information disclosed; provided that in the case of Subsidiaries acquired after the date of this Agreement, such information may be so delivered by the acquiring Party to the other Party prior to the date of such acquisition.

     "Proxy Statement" shall mean the proxy statement used by Lanier to solicit the approval of its shareholders of the transactions contemplated by this Agreement and shall include the prospectus of CSBI relating to shares of CSBI Common Stock to be issued to the shareholders of Lanier and other proxy solicitation materials of Lanier consisting of a part thereof.

     "Registration Statement" shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by CSBI under the 1933 Act in connection with the transactions contemplated by this Agreement.

     "Regulatory Authorities" shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Department of Banking and Finance, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, NASD and the SEC.

     "Release" shall mean any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment or disposing into or migration within the environment.

     "Representatives" shall have the meaning set forth in Section 8.8.

     "SEC" shall mean the Securities and Exchange Commission.

     "SEC Documents" shall mean all forms, proxy statements, reports, registration statements, schedules and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

     "Securities Laws" shall mean the 1933 Act, the 1934 Act, the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

     "Subsidiaries" shall mean all those corporations, banks, association, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

     "Surviving Corporation" shall mean CSBI as the surviving corporation resulting from the Merger.

     "Tax" or "Taxes" shall mean all federal, state, county, local and foreign taxes, charges, fees, levies, imposts, duties or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, local, or foreign government or subdivision or agency thereof, including interest and penalties thereon or additions with respect thereto.

     "Taxable Period" shall mean any period prescribed by any governmental authority, including the United States or any state, local or foreign government or subdivision or agency thereof for which a Tax Return required to be filed or Tax is required to be paid.

     "Tax Return" shall mean any report, return or other information required to be supplied to a taxing authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

     11.2 Expenses.

          (a) General.  Except as otherwise provided in this Section 11.2, each
              -------
of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel except that CSBI shall bear and pay the filing fees payable in connection with the Registration Statement and the Proxy Statement and one-half of the printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

          (b) Breach by either Party.  In addition to the foregoing, if prior to
              ----------------------
the Effective Time, this Agreement is terminated by either Party as a result of the other Party's willful breach of such party's representations, warranties or agreements set forth herein of this Agreement, such Party shall pay to the non-breaching Party as its sole and exclusive remedy resulting from such termination, an amount in cash equal to the sum of:

              (i) the reasonable direct costs and expenses incurred by or on behalf of the non-breaching Party in connection with the transactions contemplated by this Agreement, plus
                                ----

              (ii) the sum of $1,000,000, which sum represents compensation for the non-breaching Party's loss as the result of the transactions contemplated by this Agreement not being consummated.

     11.3 Brokers and Finders. Lanier represents and warrants that neither it nor any of its officers, directors, employees or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers' fees, brokerage fees, commissions or finders' fees in connection with this Agreement or the transactions contemplated hereby except Lanier has engaged T. Stephen Johnson & Associates, Inc. to render financial advisory services. In the event of a claim by any broker or finder based upon his or its representing or being retained by or allegedly representing or being retained by Lanier, Lanier shall indemnify and hold CSBI harmless of and from any Liability in respect of any such claim and reduce the Merger Consideration by an amount equal to such claim as determined by CSBI.

     11.4 Entire Agreement. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transaction contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     11.5 Amendments. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of the Boards of Directors of each of the Parties; whether before or after shareholder approval of the Merger has been obtained provided, however, that after any such approval by the holders of Lanier Common Stock, there shall be made no amendment decreasing the consideration to be received by Lanier shareholders without the further approval of such shareholders.

     11.6 Waivers.

          (a) Prior to or at the Effective Time, CSBI, acting through its Board of Directors, Chief Executive Officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Lanier, to waive or extend the time for the compliance or fulfillment by Lanier of any and all of its obligations under this Agreement and to waive any or all of the conditions precedent to the obligations of CSBI under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of CSBI.

          (b) Prior to or at the Effective Time, Lanier, acting through its Board of Directors, shall have the right to waive any Default in the performance of any term of this Agreement by CSBI, to waive or extend the time for the compliance or fulfillment by CSBI of any and all of its obligations under this Agreement and to waive any or all of the conditions precedent to the obligations of Lanier under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Lanier.

          (c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

     11.7 Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

     11.8 Notices. All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

     CSBI:               Century South Banks, Inc.
                         60 Main Street West - Third Floor
                         Dahlonega, Georgia 30533
                         706/864-7966 - FAX
                         Attn: James A. Faulkner, Vice Chairman and Chief
                               Executive Officer

     Copy to Counsel:    Troutman Sanders LLP
                         600 Peachtree Street, N.E., Suite 5200
                         Atlanta, Georgia 30308-2218
                         404/962-6658 - FAX
                         Attn:  Thomas O. Powell, Esquire

     Lanier and Bank:    Lanier Bankshares, Inc.
                         Lanier National Bank
                         854 Washington Street
                         Gainesville, Georgia 30501-3543
                         770/535-1549 - FAX
                         Attn:  Joseph D. Chipman, Jr., President and
                                Chief Executive Officer

     Copy to Counsel:    Powell, Goldstein, Frazer & Murphy
                         191 Peachtree Street, Suite 1600
                         Atlanta, Georgia 30303
                         404/572-6999 - FAX
                         Attn:  Walter G. Moeling, IV, Esquire

    11.9 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Georgia, without regard to any applicable conflicts of Laws.

    11.10 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

    11.11 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

    11.12 Enforcement of Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

    11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

     11.14 Interpretation of Agreement. The Parties hereto acknowledge and agree that each Party has participated in the drafting of this Agreement and that this document has been reviewed, negotiated and accepted by all parties and their respective counsel, and the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be applied to the interpretation of this Agreement. No inference in favor, or against, any party shall be drawn from the fact that one party has drafted any portion hereof.

     IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf and its corporate seal to be hereunto affixed and attested by officers thereunto as of the day and year first above written.

                                                        "LANIER "

ATTEST:                                                 LANIER BANKSHARES, INC.

/s/ Susan R. Bell                                       /s/ C. Edmundson Daniel
---------------------------------------------           ------------------------------------------------
Susan R. Bell, Secretary                                C. Edmundson Daniel, Chairman

              (CORPORATE SEAL)                          /s/ Joseph D. Chipman, Jr.
                                                        ------------------------------------------------
                                                        Joseph D. Chipman, Jr., President

                                                        "CSBI"

ATTEST:                                                 CENTURY SOUTH BANKS, INC.

/s/ Susan F. Anderson                                   /s/ James A. Faulkner
---------------------------------------------           ------------------------------------------------
                                                        James A. Faulkner, Vice-Chairman and
Susan F. Anderson, Secretary                                  Chief Executive Officer

              (CORPORATE SEAL)

                                   APPENDIX B
                                   ----------
                         DISSENTER AND APPRAISAL RIGHTS

                       GEORGIA BUSINESS CORPORATION CODE

                        TITLE 14, CHAPTER 2, ARTICLE 13

                                     PART 1

                 RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

14-2-1301.  Definitions.

As used in this article, the term:

   (1) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

   (2) "Corporate action" means the transaction or other action by the corporation that creates dissenters' rights under Code Section 14-2-1302.

   (3) "Corporation" means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

   (4) "Dissenter" means a shareholder who is entitled to dissent from corporate action under Code Section 14-2-1302 and who exercises that right when and in the manner required by Code Sections 14-2-1320 through 14-2-1327.

   (5) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action.

   (6) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances.

   (7) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

   (8) "Shareholder" means the record shareholder or the beneficial shareholder. (Code 1981, (S) 14-2-1301, enacted by Ga. L. 1988, p. 1070, (S) l; Ga. L. 1993,
p. 1231, (S) 16.)

14-2-1302.  Right to dissent.

   (a) A record shareholder of the corporation is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (1) Consummation of a plan of merger to which the corporation is a party:

          (A) If approval of the shareholders of the corporation is required for the merger by Code Section 14-2-1103 or 14-2-1104 or the articles of incorporation and the shareholder is entitled to vote on the merger; or

          (B) If the corporation is a subsidiary that is merged with its parent under Code Section 14-2-1104;

     (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     (3) Consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange pursuant to Code Section 14-2-1202, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

     (4) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it:

          (A) Alters or abolishes a preferential right of the shares;

          (B) Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

          (C) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

          (D) Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights;

          (E) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Code Section 14-2-604; or

          (F) Cancels, redeems, or repurchases all or part of the shares of the class; or

     (5) Any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of this chapter, the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

   (b) A shareholder entitled to dissent and obtain payment for his shares under this article may not challenge the corporate action creating his entitlement unless the corporate action fails to comply with procedural requirements of this chapter or the articles of incorporation or bylaws of the corporation or the vote required to obtain approval of the corporate action was obtained by fraudulent and deceptive means, regardless of whether the shareholder has exercised dissenter's rights.

   (c) Notwithstanding any other provision of this article, there shall be no right of dissent in favor of the holder of shares of any class or series which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at a meeting at which a plan of merger or share exchange or a sale or exchange of property or an amendment of the articles of incorporation is to be acted on, were either listed on a national securities exchange or held of record by more than 2,000 shareholders, unless:

       (1) In the case of a plan of merger or share exchange, the holders of shares of the class or series are required under the plan of merger or share exchange to accept for their shares anything except shares of the surviving corporation or another publicly held corporation which at the effective date of the merger or share exchange are either listed on a national securities exchange or held of record by more than 2,000 shareholders, except for scrip or cash payments in lieu of fractional shares; or

       (2) The articles of incorporation or a resolution of the board of directors approving the transaction provides otherwise. (Code 1981, (S) 14-2-1302, enacted by Ga. L. 1988, p. 1070, (S) 1; Ga. L. 1989, p. 946, (S) 58.)

14-2-1303.  Dissent by nominees and beneficial owners.

   A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this Code section are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders. (Code 1981, (S) 14-2-1303, enacted by Ga. L. 1988, p. 1070, (S) 1.)




                                     PART 2

                  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

14-2-1320.  Notice of dissenters' rights.

   (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this article and be accompanied by a copy of this article.

   (b) If corporate action creating dissenters' rights under Code Section 14-2-1302 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in Code Section 14-2-1322 no later than ten days after the corporate action was taken. (Code 1981, (S) 14-2-1320, enacted by Ga. L. 1988, p. 1070, (S) 1; Ga. L. 1993, p. 1231, (S)
17.)

14-2-1321.  Notice of intent to demand payment.

   (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is submitted to a vote at a shareholders' meeting, a record shareholder who wishes to assert dissenters' rights:

     (1) Must deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

     (2) Must not vote his shares in favor of the proposed action.

   (b) A record shareholder who does not satisfy the requirements of subsection
(a) of this Code section is not entitled to payment for his shares under this article. (Code 1981, (S) 14-2-1321, enacted by Ga. L. 1988, p. 1070, (S) 1.)

14-2-1322.  Dissenters' notice.

   (a) If proposed corporate action creating dissenters' rights under Code
Section 14-2-1302 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of Code Section 14-2-1321.

   (b) The dissenters' notice must be sent no later than ten days after the corporate action was taken and must:

     (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

     (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (3) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the notice required in subsection (a) of this Code section is delivered; and

     (4) Be accompanied by a copy of this article. (Code 1981, (S) 14-2-1322, enacted by Ga. L. 1988, p. 1070, (S) 1.)



14-2-1323.  Duty to demand payment.

   (a) A record shareholder sent a dissenters' notice described in Code Section 14-2-1322 must demand payment and deposit his certificates in accordance with the terms of the notice.

   (b) A record shareholder who demands payment and deposits his shares under subsection (a) of this Code section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

   (c) A record shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this article. (Code 1981, (S) 14-2-1323, enacted by Ga. L. 1988, p. 1070, (S) 1.)

14-2-1324.  Share restrictions.

   (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under Code Section 14-2-1326.

   (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. (Code 1981, (S) 14-2-1324, enacted by Ga. L. 1988, p. 1070, (S) 1.)

14-2-1325.  Offer of payment.

   (a) Except as provided in Code Section 14-2-1327, within ten days of the later of the date the proposed corporate action is taken or receipt of a payment demand, the corporation shall by notice to each dissenter who complied with Code
Section 14-2-1323 offer to pay to such dissenter the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

   (b) The offer of payment must be accompanied by:

     (1) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

     (2) A statement of the corporation's estimate of the fair value of the shares;

     (3) An explanation of how the interest was calculated;

     (4) A statement of the dissenter's right to demand payment under Code
   Section 14-2-1327; and

     (5)    A copy of this article.

   (c) If the shareholder accepts the corporation's offer by written notice to the corporation within 30 days after the corporation's offer or is deemed to have accepted such offer by failure to respond within said 30 days, payment for his or her shares shall be made within 60 days after the making of the offer or the taking of the proposed corporate action, whichever is later. (Code 1981, (S) 14-2-1325, enacted by Ga. L. 1988, p. 1070, (S) 1; Ga. L. 1989, p. 946, (S)
59; Ga. L. 1993, p. 1231, (S) 18.)

14-2-1326.  Failure to take action.

   (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.


   (b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under Code Section 14-2-1322 and repeat the payment demand procedure. (Code 1981, (S) 14-2-1326, enacted by Ga. L. 1988, p. 1070, (S) 1;
Ga. L. 1990, p. 257, (S) 20.)

14-2-1327.  Procedures if shareholder dissatisfied with payment or offer.

   (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate of the fair value of his shares and interest due, if:

     (1) The dissenter believes that the amount offered under Code Section 14-2-1325 is less than the fair value of his shares or that the interest due is incorrectly calculated; or

     (2) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

   (b) A dissenter waives his or her right to demand payment under this Code section and is deemed to have accepted the corporation's offer unless he or she notifies the corporation of his or her demand in writing under subsection (a) of this Code section within 30 days after the corporation offered payment for his or her shares, as provided in Code Section 14-2-1325.

   (c) If the corporation does not offer payment within the time set forth in subsection (a) of Code Section 14-2-1325:

     (1) The shareholder may demand the information required under subsection
   (b) of Code Section 14-2-1325, and the corporation shall provide the information to the shareholder within ten days after receipt of a written demand for the information; and

     (2) The shareholder may at any time, subject to the limitations period of Code Section 14-2-1332, notify the corporation of his own estimate of the fair value of his shares and the amount of interest due and demand payment of his estimate of the fair value of his shares and interest due. (Code 1981, (S) 14-2-1327, enacted by Ga. L. 1988, p. 1070, (S) 1; Ga. L. 1989, p. 946,
   (S) 60; Ga. L. 1990, p. 257, (S) 21; Ga. L. 1993, p. 1231, (S) 19.)



                                     PART 3

                          JUDICIAL APPRAISAL OF SHARES

14-2-1330.  Court action.

   (a) If a demand for payment under Code Section 14-2-1327 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

   (b) The corporation will commence the proceeding, which shall be a nonjury equitable valuation proceeding, in the superior court of the county where a corporation's registered office is located. If the surviving corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.



   (c) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding, which shall have the effect of an action quasi in rem against their shares. The corporation shall serve a copy of the petition in the proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint, and upon each nonresident dissenting shareholder either by registered or certified mail or by publication, or in any other manner permitted by law.

   (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this Code section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. Except as otherwise provided in this chapter, Chapter 11 of Title 9, known as the "Georgia Civil Practice Act," applies to any proceeding with respect to dissenters' rights under this chapter.

   (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount which the court finds to be the fair value of his shares, plus interest to the date of judgment. (Code 1981, (S) 14-2-1330, enacted by Ga. L. 1988, p. 1070, (S) 1; Ga. L. 1989, p. 946, (S) 61; Ga. L. 1993, p. 1231, (S)
20.)

14-2-1331.  Court costs and counsel fees.

   (a) The court in an appraisal proceeding commenced under Code Section 14-2-1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, but not including fees and expenses of attorneys and experts for the respective parties. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Code Section 14-2-1327.

   (b) The court may also assess the fees and expenses of attorneys and experts for the respective parties, in amounts the court finds equitable:

     (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Code Sections 14-2-1320 through 14-2-1327; or

     (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this article.

   (c) If the court finds that the services of attorneys for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these attorneys reasonable fees to be paid out of the amounts awarded to the dissenters who were benefited. (Code 1981, (S) 14-2-1331, enacted by Ga. L. 1988, p. 1070, (S) 1.)


14-2-1332.  Limitation of actions.

   No action by any dissenter to enforce dissenters' rights shall be brought more than three years after the corporate action was taken, regardless of whether notice of the corporate action and of the right to dissent was given by the corporation in compliance with the provisions of Code Section 14-2-1320 and Code Section 14-2-1322. (Code 1981, (S) 14-2-1332, enacted by Ga. L. 1988, p.
1070, (S) 1.)

                                   APPENDIX C
                                   ----------


             [LETTERHEAD OF T. STEPHEN JOHNSON & ASSOCIATES, INC.]



December 22, 1999

Board of Directors
Lanier Bankshares, Inc.
P.O. Box 26
Gainesville, Georgia 30503

Dear Directors:

T. Stephen Johnson & Associates, Inc., Roswell, Georgia ("TSJ&A") has been asked to render an opinion as to the fairness from a financial point of view of the consideration to be received by the shareholders of Lanier Bankshares, Inc.. ("Lanier") in connection with the proposed merger of Lanier with and into Century South Banks, Inc. ("CSBI"), pursuant to an Agreement and Plan of Merger dated as of October 20, 1999 (the "Merger Agreement"). The Merger Agreement calls for each outstanding share of Lanier common stock to be converted into the right to receive CSBI common shares based on the defined Exchange Ratio equal to the fraction formed by $31.00 as the numerator and the market value of CSBI common shares, which currently trade on NASDAQ, as the denominator. However, if the market value of CSBI common shares is less than of equal to $21.50 per share of greater than or equal to $26.50 per share, then each share of Lanier will be converted into the right to receive 1.44186 shares or 1.16981 shares of CSBI common shares, respectively. The November 24, 1999 closing price for CSBI common shares was $23.875 per share.

TSJ&A is an investment banking and consulting firm that specializes in the valuation of closely-held corporations and provides fairness opinions as part of its practice. Because of its prior experience in the appraisal of southeastern financial institutions involved in mergers, it has developed an expertise in fairness opinions related to the securities of southeastern financial institutions. Lanier retained TSJ&A to serve as financial advisor to analyze the value of Lanier in a merger or acquisition transaction; solicit potential acquirers' interest in entering into a merger or acquisition transaction with Lanier, and to negotiate the Board of Directors terms, amount and form of consideration; consult with management regarding merger or acquisition transaction; and provide a fairness opinion for which compensation will be received.

Lanier Bankshares, Inc.
December 22, 1999
Page 2

In performing its analysis, TSJ&A relied upon and assumed without independent verification, the accuracy and completeness of all information provided to it. TSJ&A has not performed any independent appraisal or evaluation of the assets of Lanier or of CSBI or any of its subsidiaries. As such, TSJ&A does not express an opinion as to the fair market value of Lanier. The opinion of financial fairness expressed herein is necessarily based on market, economic and other relevant considerations as they exist and can be evaluated as of November 24, 1999.

In arriving at its opinion, TSJ&A reviewed and analyzed audited and unaudited financial information regarding Lanier and CSBI, the merger, the Merger Agreement, a draft of SEC filings, as well as publicly available information and actual comparable transactions.

The merger consideration to be received by Lanier Shareholders is based on the defined Exchange Ratio for CSBI common shares. The value of the shares to be received is the current market value of CSBI common shares which currently trade on NASDAQ. The November 24, 1999 closing price for CSBI common shares was $23.785 per share. The transaction value would equal $31.00 per share. This transaction value equals 3.233 times September 30, 1999 book value and 19.872 times last twelve months earnings per share. The purchase price was calculated to equal 34.87 percent of deposits as of September 31, 1999.

TSJ&A reviewed the Merger as of November 24, 1999, for the purpose of determining purchase premiums that could be used in comparing the Merger with other announced transactions. TSJ&A reviewed the purchase premiums paid in all nine transactions that were announced since September 30, 1998 involving selling institutions headquartered in Florida and Georgia. A listing of these transactions is included with the Fairness Opinion. On average, the comparable transactions reported an announced deal price to book value of 3.0233 times, an announced deal price to earnings of 25.30 times and a purchase price as a percent of deposits of 35.04 percent. The Merger compares favorably with these transactions with the deal price to book value. The deal price to earnings and the purchase premium as a percent of core deposits each rank well within the range of the comparable transactions.

TSJ&A reviewed the historical dividend payouts at Lanier in an effort to equate such payouts to the current dividend payout at CSBI. The Lanier shareholders received $.34 per common share during 1999. Assuming on the current CSBI dividend payout of $0.48 per share, the Lanier shareholders would receive the equivalent of $0.62 per current Lanier share, based on the Exchange Ratio of 1.29843.

Lanier Bankshares, Inc.
December 22, 1999
Page 3

Therefore, in consideration of the above, it is the opinion of TSJ&A that, based on the structure of the Merger and the analyses that have been performed, the consideration to be received by the shareholders of Lanier is fair from a financial point of view.

Sincerely,


/s/  T. Stephen Johnson & Associates, Inc.
------------------------------------------
T. Stephen Johnson & Associates, Inc.